SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                        ___________________
                           SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934
                        ___________________
                    PROMETHEUS INCOME PARTNERS,
                a California limited partnership
                      (Name of Subject Company)

                   PIP PARTNERS - GENERAL, LLC,
              a California limited liability company
                            (Bidder)

              UNITS OF LIMITED PARTNERSHIP INTEREST
                  (Title of Class of Securities)

                          742941 10 7
               (CUSIP Number of Class of Securities)
                      ___________________
                     Mr. Sanford  N. Diller
                   PIP PARTNERS - GENERAL, LLC
                       350 Bridge Parkway,
               Redwood City, California 94065-1517
                         (415)596-5300

                             Copy to:
                      Samuel H. Gruenbaum, Esq.
                    Cox, Castle & Nicholson, LLP
                      2049 Century Park East
                        Twenty-Eighth Floor
                   Los Angeles, California  90067
                          (310) 277-4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Valuation*
Amount of Filing Fee
       $4,050,000
$810

*	For purposes of calculating the filing fee only.  This
amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $450 per Unit in cash.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:	N/A	Filing party:  N/A
Form or registration no.:	N/A	Date filed:  N/A
	(Continued on following pages)
	(Page 1 of 7 pages)

1.	Name of Reporting Person; S.S. or I.R.S. Identification No.
of Above Person

	PIP PARTNERS - GENERAL, LLC, a California limited liability company

_________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)   (b)
_________________________________________________________________
3.	SEC Use Only


_________________________________________________________________
4.	Sources of Funds (See Instructions)

	AF; BK
_________________________________________________________________
5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(e)
	or 2(f)

6.	Citizenship or Place of Organization

	California
_________________________________________________________________
7.	Aggregate Amount Beneficially Owned by Each Reporting Person

	No Units of Limited Partnership Interest; however, an affiliate of the Bidder (i.e. the sole general partner of the Subject Company) owns a 5% interest in the distributable cash from operations of the Subject Company and 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Subject Company, subject in both cases to certain priorities of the limited partners of the Subject Company.
_________________________________________________________________
8.	Check Box if the Aggregate Amount in Row (7) Excludes
Certain Shares (See Instructions)

_________________________________________________________________
9.	Percent of Class Represented by Amount in Row (7)

	0% of the Limited Partnership Interests.  100% of the
general partnership interests of the Subject Company.
_________________________________________________________________
10.	Type of Reporting Person (See Instructions)

	00

ITEM 1.	SECURITY AND SUBJECT COMPANY.

		(a)	The name of the subject company is Prometheus
Income Partners, a California limited partnership (the
"Partnership"), which has its principal executive offices at 350
Bridge Parkway, Redwood City, California 94065-1517.

		(b)	This Schedule 14D-1 relates to the offer by PIP
PARTNERS -  GENERAL, LLC, a California limited liability company
(the "Purchaser"), to purchase up to 9,000 issued and outstanding units of limited partnership interest ("Units") of the Partnership at $450 per Unit less the amount of any distributions declared or made with respect to the Units between November 8, 1996 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

		(c)	The information set forth in Section 13
("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.	IDENTITY AND BACKGROUND.

		(a)-(d)	The information set forth in Section 10
("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

		(e)-(f)	During the last five years, neither the
Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

		(g)	The information set forth in Schedule I to the
Offer to Purchase is incorporated herein by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
SUBJECT COMPANY.

		(a)	The Purchaser is an affiliate of the general
partner of the Partnership, Prometheus Development Co., Inc., a
California corporation ("General Partner"). Accordingly, the terms of the Partnership's limited partnership agreement (the
"Partnership Agreement") are discussed in Section 9 ("Certain
Information Concerning the Partnership") of the Offer to Purchase which is incorporated herein by reference. In addition, the information set forth in Section 10 ("Certain Information
Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

		(b)	The information set forth in Section 11
("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

		(a)	The information set forth in Section 12 ("Source
of Funds") of the Offer to Purchase is incorporated herein by reference.

		(b)	The information set forth in Section 12 ("Source
of Funds") of the Offer to Purchase is incorporated herein by reference.

		(c)	The information set forth in Section 12 ("Source
of Funds") of the Offer to Purchase is incorporated herein by reference.


ITEM 5.	PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
THE BIDDER.

		(a)-(b)  The information set forth in Section 8
("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

		(c)-(e)  Not applicable.

		(f)-(g)  The information set forth in Section 7
("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

		(a)-(b) The information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

		The information set forth in Section 9 ("Certain
Information Concerning the Partnership"), Section 10 ("Certain
Information Concerning the Purchaser") and Section 11
("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

		The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

		NOT APPLICABLE. The Purchaser is a newly formed entity. The source of the funds for the purchase of the Units is a capital contribution from Mr. Sanford N. Diller, an affiliate of the Purchaser, and the source of the capital contribution will be a loan from the Bank of America, unless Mr. Diller utilizes other sources. The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	ADDITIONAL INFORMATION.

		(a)	The information set forth in Section 9 ("Certain
Information Concerning the Partnership"), Section 10 ("Certain
Information Concerning the Purchaser") and Section 11
("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

		(b)-(d)  The information set forth in Section 15
("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

		(e)	NONE.  However, for a discussion of a complaint
that the Subject Company filed against "Apollo" (as defined in the Offer to Purchase) and entities associated with Apollo to preliminarily and permanently enjoin the Apollo Tender Offer (as defined in the Offer to Purchase), see Section 11 ("Background of the Offer") of the Offer to Purchase which is incorporated herein by reference.

		(f)	The information set forth in the Offer to
Purchase and the related Letter of Transmittal is incorporated herein in its entirety by reference.

ITEM 11.	MATERIAL TO BE FILED AS EXHIBITS.

		(a)(1)	Offer to Purchase dated November 8, 1996.

		(a)(2)	Letter of Transmittal.

		(a)(3)	Cover Letter, dated November 8, 1996, from
PIP PARTNERS - GENERAL, LLC to the holders of Units.

		(b)(1)	Letter, dated November 1, 1996, from Bank
of America.

		(b)(2)	Letter, dated November 7, 1996, from Bank
of America.

		(c)	Agreement to Make Tender Offer, dated November 4,
1996 between the Subject Company and the Bidder.

		(d)	None.

		(e)	Not applicable.

		(f)	Not applicable.

		(g)	Second Amended and Restated Agreement of Limited
Partnership of Prometheus Income Partner, a California limited partnership.

		(h)	Management and Operating Agreement, dated as of
October 1, 1992, by and between the Partnership and the PROM
Management Group, Inc., dba The Prometheus Company.

		(i)	Master Rent Agreement between Alderwood
Apartments or Timberleaf Apartments and the Corporate Living
Network.

		(j)(1)	Work Order and Contract between Maxim
Property Management and Apollo Paint Company, dated August 21,
1996 re: Timberleaf Apartments.

		(j)(2)	Work Order and Contract between Maxim
Property Management and Apollo Paint Company, dated September 20,
1995 re: Alderwood Apartments.

	SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 8, 1996


	PIP PARTNERS - GENERAL, LLC, a California limited liability company

	By:  PromHill, Inc., a California corporation, its
Manager


		By:
		    Name:  Sanford N. Diller
		    Title:  President

	EXHIBIT INDEX



EXHIBIT
NO.					TITLE


(a)(1)		Offer to Purchase dated November 8, 1996

(a)(2)		Letter of Transmittal

(a)(3)		Cover Letter, dated November 8, 1996, from PIP
PARTNERS - GENERAL, LLC to the holders of Units

(b)(1)		Letter, dated November 1, 1996, from Bank of
America.

(b)(2)		Letter, dated November 7, 1996, from Bank of
America.

(c)		Agreement to Make Tender Offer, dated November 4, 1996
between the Subject Company and the Bidder.

(d)		None.

(e)		Not applicable.

(f)		Not applicable.

(g)		Second Amended and Restated Agreement of Limited
Partnership of Prometheus Income Partner, a California limited partnership.

(h)		Management and Operating Agreement, dated as of
October 1, 1992, by and between the Partnership and the PROM
Management Group, Inc., dba the Prometheus Company.

(i)		Master Rent Agreement between Alderwood Apartments or
Timberleaf Apartments and the Corporate Living Network.

(j)(1)		Work Order and Contract between Maxim Property
Management and Apollo Paint Company, dated August 21, 1996 re:
Timberleaf Apartments.

(j)(2)		Work Order and Contract between Maxim Property
Management and Apollo Paint Company, dated September 20, 1995 re:
Alderwood Apartments.















	EXHIBIT (a)(1)

	OFFER TO PURCHASE FOR CASH
	UP TO 9,000 UNITS OF LIMITED PARTNERSHIP INTEREST
	    of
	PROMETHEUS INCOME PARTNERS

	$450 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST
	    by
	PIP PARTNERS - GENERAL, LLC,
	AN AFFILIATE OF THE GENERAL PARTNER


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
	AT 12:00 MIDNIGHT, NEW YORK, NEW YORK TIME,
	ON DECEMBER 9, 1996, UNLESS EXTENDED.

	PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), and an affiliate of the General
Partner (as defined below), hereby offers to purchase up to 9,000 of the issued and outstanding units of limited partnership interest (the "Units") of Prometheus Income Partners, a
California limited partnership (the "Partnership"), at a purchase price of $450 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to the Expiration Date (as defined in Section 1 ("Terms of the Offer")). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a Limited Partner (as defined herein) pursuant to this Offer in respect of the tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, IF ANY, WHICH COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER. The 9,000 Units sought pursuant to this Offer represent, to the best knowledge of the Purchaser, approximately 47.4% of the Units outstanding as of the date of this Offer.

	____________________

THE PURCHASER AND THE GENERAL PARTNER OF THE PARTNERSHIP ARE
AFFILIATED:  THE BENEFICIAL OWNER OF THE PURCHASER IS THE
BENEFICIAL OWNER OF THE GENERAL PARTNER.

	____________________

	The address of Purchaser's principal executive offices is:
	350 Bridge Parkway,
	Redwood City, California 94065-1517
	____________________


IF, AS OF THE EXPIRATION DATE, MORE THAN 9,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO-RATA BASIS A MAXIMUM OF 9,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE SECTION 14 ("CONDITIONS OF THE OFFER.") A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, TENDERS OF FRACTIONAL UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.

	____________________

Before tendering, Limited Partners are urged to consider the following factors:

	Pursuant to an Agreement (the "PIP General Tender Offer Agreement"), dated November 4, 1996, between Purchaser and the Partnership (filed herewith as Exhibit (c)), the Purchaser agreed to make a tender offer (this "Offer") in response to that certain
Schedule 14D-1 Tender Offer Statement dated October 18, 1996 filed by PROM INVESTMENT PARTNERS L.L.C., a Delaware limited liability company (together with its affiliates, "Apollo") with the United States Securities and Exchange Commission (the "SEC") and disseminated to the Limited Partners, and all related offers and documentation ("Apollo Tender Offer"). The reasons for this Offer are as follows:

	(i)	To allow Limited Partners who have a current or
anticipated need or desire for liquidity to tender all or a portion of their Units to Purchaser, an affiliate of the General Partner, at a higher price than the Apollo Tender Offer. This will also allow the General Partner to continue as the general partner of the Partnership and, in the best interests of the Limited Partners who continue as such after consummation of this Offer, manage the Partnership's business and affairs in order for the Partnership to obtain the benefit of the General Partner's vast experience and knowledge in dealing with apartment projects such as the Alderwood and Timberleaf properties owned by the Partnership (the "Partnership Properties"), including dealing with the hardboard siding problem currently affecting the Partnership Properties (see "9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP -- HARDBOARD SIDING PROBLEM"). The aim of the foregoing is to protect the Partnership Properties, maximize their value, and maximize the value of the Units; and

	(ii)	As an inducement to the Purchaser to make this Offer,
the Partnership has agreed, among other things, to disseminate, at the Partnership's expense, the Offer materials to the Limited Partners and others; to reimburse the Purchaser for all of its costs, fees and expenses incurred in connection with this Offer;
and to indemnify the Purchaser, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from this Offer, the Apollo Tender Offer, and any related proceedings.

	A Special Committee (the "Special Committee") of the Board of Directors of the General Partner (consisting of the directors of the General Partner other than Mr. Sanford N. Diller) was formed to consider the Apollo Tender Offer, this Offer and other offers, if any, that may be made for the Units (collectively, the "Offers"). Based on its analysis and its consultation with its advisors, the Special Committee recommended that it is in the best interest of the Partnership, all of the Limited Partners and the tenants and employees at the Partnership Properties, that those Limited Partners who have a current or anticipated need or desire for liquidity should tender their Units to the Purchaser in accordance with the terms of this Offer. The Special
Committee has determined that while this Offer is substantially better than the Apollo Tender Offer, unless a Limited Partner has a current or anticipated need or desire for liquidity, it is in the best interests of the Limited Partners to retain their Units (and not to tender to either The Purchaser or Apollo) until the hardboard siding problem has been resolved. Accordingly, the Special Committee recommends that all Limited Partners reject the Apollo Tender Offer and that only those Limited Partners who have a current or anticipated need or desire for liquidity tender all, or a portion of, their Units to the Purchaser in accordance with the terms of this Offer.

	The Special Committee believes that Apollo has undisclosed plans regarding the Partnership, including a management change, and that such a change would be detrimental to the Partnership.

	There is no minimum number of Units required to be tendered as part of this Offer. However, the Apollo Tender Offer is conditioned upon, among other things, a minimum of 4,750 Units being tendered and not withdrawn prior to the expiration of the Apollo Tender Offer.

	Each of the Partnership Properties is subject to a loan agreements in connection with certain debt incurred by the Partnership as part of the development of the Partnership Properties. Such loan documents contain a limit on the sale, transfer or other disposition, in the aggregate, of fifty percent (50%) or more of any interest in the Partnership unless consent or waiver of the lender is obtained. A violation of such provision would allow the lender thereunder to, among other things, accelerate the payment of all principal and interest and charge the Partnership a substantial prepayment fee (approximately $1 million). The Purchaser is requiring, as a condition to this Offer, that the lender under such loan agreements either consent to the transactions contemplated under this Offer or waive the limitations on sales, transfers or other disposition of Partnership interests contained in the loan agreements to the extent such apply to the transfers contemplated by this Offer.

	The Special Committee is of the opinion that the Apollo Tender Offer contains a number of false and misleading statements. A more complete description of the alleged misstatements in the Apollo Tender Offer appears in the suit that the Partnership filed against Apollo and entities associated with Apollo to preliminarily and permanently enjoin the Apollo Tender Offer. The suit alleges, among other things, that the Apollo
Schedule 14D-1 is materially incomplete and misleading in violation of the disclosure and antifraud requirements of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, and the rules and regulations promulgated under that Act. The consequences of such litigation and the affect on the Apollo Tender Offer are unknown.

	Any Limited Partner who accepts this Offer and sells Units may have a significant taxable gain.

	Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net liquidation proceeds that would be realized following a current sale of the Partnership Properties or that may be realized upon a future liquidation of the Partnership. The Purchaser believes that the Purchase Price is an attractive price at which to purchase Units.

		As disclosed in the Schedule 14D-9 filed by the Partnership on November 4, 1996 with the SEC (the "Partnership's
Schedule 14D-9"), E&Y Kenneth Leventhal Real Estate Group (Ernst & Young, LLP) ("EYKL") was retained as an advisor to the Special Committee as a result of the Apollo Tender Offer. Based on an appraisal it performed, EYKL orally advised the Special Committee on November 4, 1996 that in EYKL's opinion the aggregate market value of the Partnership Properties is $44,200,000. EYKL also determined the current market value per Unit based on numerous factors and orally advised the Special Committee on November 4, 1996 that in its opinion the market value of a Unit is $683.
EYKL did not perform procedures which would allow them to render an opinion as to the fairness of the transaction, nor did they take into account any potential impact of the hardboard siding problem.

	Limited Partners are urged to consider carefully all of the information contained herein before accepting this Offer.

	Except for certain limited rights of a Limited Partner to sell his Units under the Partnership Agreement, privately negotiated sales and sales through intermediaries currently are the only means available to a Limited Partner to liquidate an investment in Units (other than offers to purchase, including this Offer and the Apollo Tender Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

	The Purchaser is an affiliate of the General Partner and other entities that do business with the Partnership. The
Purchaser intends that the Partnership continue these relationships.

	IMPORTANT

	Any (i) owner of record of Units (a "Limited Partner"), (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or qualified plans (a "Beneficial Owner"), or
(iii) person who has purchased Units but has not yet been reflected on the Partnership's books as the record owner of such Units (an "Assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal, or a facsimile copy thereof, and any other required documents as described below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Offer to Purchase shall be deemed to also refer to Beneficial Owners and Assignees.

	SEND COMPLETED LETTER OF TRANSMITTAL TO:

 IBJ SCHRODER BANK & TRUST COMPANY
 Telephone: (212) 858-2103
 Facsimile: (212) 858-2611

 BY MAIL:
 Bowling Green Station
 New York, New York 10274-0084
	ATTN: Reorganization Operations Department

 BY HAND DELIVERY OR OVERNIGHT
 One State Street
	New York, New York 10004
 ATTN: Securities Processing Window, Sub-Cellular One

	Questions or requests for assistance in connection with this Offer, and requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents, may be directed as follows:

	GEORGESON & COMPANY INC.
	Wall Street Plaza
	New York, New York, 10005
	Telephone: (800) 223-2064

	NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY
INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF
TRANSMITTAL.  NO SUCH RECOMMENDATION, INFORMATION OR
REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

	EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED
DOCUMENTS.

	TABLE OF CONTENTS


	Page


INTRODUCTION	                                             1

     1.  Terms of the Offer                                  3
     2.  Proration; Acceptance for Payment and Payment
         for Units                                           4
     3.  Procedures for Tendering Units                      6
     4.  Withdrawal Rights                                   8
     5.  Extension of Tender Period; Termination; Amendment  9
     6.  Certain Federal Income Tax Consequences            10
     7.  Effects of the Offer                               15
     8.  Purpose of the Offer; Future Plans                 20
     9.  Certain Information Concerning the Partnership     21
    10.  Certain Information Concerning the Purchaser       30
    11.  Background of the Offer                            33
    12.  Source of Funds                                    35
    13.  Purchase Price Considerations                      36
    14.  Conditions of the Offer                            37
    15.  Certain Legal Matters                              39
    16.  Certain Fees and Expenses                          41
    17.  Miscellaneous                                      41

Appendix A.  Glossary                                      A-1

Schedule I.  Information with respect to the executive officer and director of the Manager of PIP Partners -
             General, LLC	                                S-1

TO THE HOLDERS OF UNITS OF LIMITED PARTNERSHIP
INTEREST OF PROMETHEUS INCOME PARTNERS:

	INTRODUCTION

	PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), hereby offers to purchase up to 9,000 of the issued and outstanding units of limited partnership interest (the "Units") of Prometheus Income Partners, a
California limited partnership (the "Partnership"), at a purchase price of $450 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to the Expiration Date (as defined in Section 1 ("Terms of the Offer")). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a Limited Partner pursuant to the Offer in respect of the tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. Limited Partners who tender their Units will not be obligated to pay any commissions or partnership transfer fees, which commissions and fees will be borne by the Purchaser. The 9,000 Units sought pursuant to this Offer represent, to the best knowledge of the Purchaser, approximately 47.4% of the Units issued and outstanding as of the date of this Offer.

	THE BENEFICIAL OWNER OF THE PURCHASER IS THE BENEFICIAL
OWNER OF THE GENERAL PARTNER.  ACCORDINGLY, THE PURCHASER IS
AFFILIATED WITH THE GENERAL PARTNER OF THE PARTNERSHIP.

	IF, AS OF THE EXPIRATION DATE, MORE THAN 9,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO-RATA BASIS 9,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE SECTION 14 ("CONDITIONS OF THE OFFER"). A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, TENDERS OF FRACTIONAL UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.

	The Purchaser is making this Offer pursuant to the PIP General Tender Offer Agreement entered into with the Partnership because it believes that it is in the best interests of the Partnership and the Limited Partners that the General Partner continue to manage the business and affairs of the Partnership, and the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units (either by the Purchaser or Limited Partners who retain their Units) will remain a speculative investment. The Purchaser is acquiring the Units for investment purposes and has no current plan to change current management or the operations of the Partnership or effectuate any extraordinary transaction involving the Partnership.

	In considering the Offer, Limited Partners are urged to consider the following factors:

	The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

	Although there are some limited resale mechanisms available to the Limited Partners wishing to sell their Units, including certain limited rights of a Limited Partner to sell his Units under the Limited Partnership Agreement, there is no formal trading market for the Units. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Form 10-K") states: "No public trading market exists or is expected to be established for the . . . Units." Accordingly, Limited Partners who desire liquidity may wish to consider this Offer. This Offer affords a significant number of Limited Partners an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them. However, the Purchase Price is not intended to represent either the fair market value of a Unit or the fair market value of the Partnership's assets on a per Unit basis. In addition, since the Purchaser is seeking to purchase only a maximum of up to approximately 47.4% of the Units, more than 50% of the Units will continue to be owned by the existing Limited Partners regardless of the response of the Limited Partners to this Offer. Therefore, it is possible that a Limited Partner who desires to accept this Offer may not be entitled to sell 100% of the Units such Limited Partner desires to sell.

	Following the completion of this Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased pursuant to this Offer. See
Section 8 ("Purpose of the Offer; Future Plans").

	The Purchaser expressly reserves the right, subject to the reasonable consent of the Partnership, to terminate this Offer at any time and to waive any or all of the conditions of this Offer, although the Purchaser does not presently intend to waive any such conditions. See Section 7 ("Effects of the Offer"). A Limited Partner may tender any or all of his or her Units; however, tenders of fractional Units will only be accepted if all the Units held by such Limited Partner are tendered.

	According to the Partnership's Form 10-K for the year ended December 31, 1995, there were 18,995 Units issued and outstanding as of such date which were held of record by approximately 1,300
Limited Partners.

	Except as otherwise indicated, information contained in this Offer is based upon documents and reports publicly filed by the Partnership with the SEC. Although the Purchaser has no information that any statements contained in this Offer are untrue, the Purchaser does not take responsibility for the accuracy or completeness of any information contained in this Offer which is derived from such public documents, or for any failure, if any, by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

	This Offer may be attractive to certain Limited Partners who wish in the future to avoid the expenses, delays and complications in filing complex income tax returns which result from an ownership of Units. In addition, certain Limited
Partners who sell 100% of their Units pursuant to this Offer will no longer be subject to the passive activity loss limitation with respect to "suspended" losses attributable to those Units and, therefore, will be able to utilize fully any such losses.

	This Offer provides Limited Partners with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so. The Purchaser believes that the Units represent an attractive investment at the Purchase Price. There can be no assurance, however, that this judgment is correct. Ownership of Units will remain a speculative investment.

	Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting this Offer.


	LIMITED PARTNERS ARE URGED CAREFULLY TO READ THIS OFFER, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER ACCOMPANYING
MATERIALS BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

	THE TENDER OFFER


	1.	TERMS OF THE OFFER.

	Upon the terms of this Offer (including the terms and conditions of any extension or amendment of this Offer), the Purchaser will accept for payment and pay for up to 9,000 Units that are validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4 ("Withdrawal Rights"). The term "Expiration Date" shall mean 12:00 midnight, New York, New York time, on December 9, 1996, unless the Purchaser, in its discretion (subject to the reasonable consent of the Partnership), shall have extended the period of time during which this Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

	IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE PURCHASE PRICE OFFERED TO LIMITED PARTNERS, SUCH INCREASED PURCHASE PRICE SHALL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THIS OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO THE INCREASE IN CONSIDERATION.

	See Section 14, which sets forth in full the conditions of this Offer. The Purchaser reserves the right (but shall not be obligated), in its discretion, to waive any or all of such conditions. If, on or prior to the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser may (i) decline to purchase any of the Units tendered, terminate this Offer and return all tendered units to tendering Limited Partners, (ii) waive all the then unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate, extend or modify this Offer at any time prior to acceptance of tendered Units for payment, subject to the reasonable consent of the Partnership.

	Pursuant to the PIP General Tender Offer Agreement, this Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials are being mailed by the Partnership to Limited Partners, beneficial owners and assignees who hold Units of record. See Section 11 ("Background of the Offer").

	2.	PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR
UNITS.

	If more than 9,000 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of this Offer, and pay for an aggregate of a maximum of 9,000 Units so tendered, pro-rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to minimize purchases of fractional
Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 9,000 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of this Offer.

	In the event that proration of tendered Units is required, and because of the difficulty of determining the proration results, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of this Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to this Offer until the final proration results are known.

	Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Units validly tendered and not withdrawn in accordance with
Section 4 on or prior to the Expiration Date as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units pending receipt any regulatory or governmental approvals specified in Section 15 ("Certain Legal Matters") or pending receipt of any additional documentation required by the Letter of Transmittal. In all cases, payment for Units accepted for payment pursuant to this Offer will be made only after timely receipt by the Depositary of (a) the Letter of Transmittal (or a facsimile copy thereof) properly completed and duly executed, with any required signature guarantees, if applicable, and (b) any other documents required by the Letter of Transmittal.

	For purposes of this Offer, the Purchaser shall be deemed to have accepted for payment tendered Units when, as and if the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Units pursuant to this Offer. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Upon the terms and subject to the conditions of this Offer, payment for Units tendered and accepted for payment pursuant to this Offer will in all cases be made by deposit of the Purchase Price with the Depositary, which will act as agent for the tendering Limited Partners for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Limited Partners.

	The Purchase Price will automatically be reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to the Expiration Date. In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays for tendered Units, the Purchaser will offset the amount otherwise due to a Limited Partner pursuant to the Offer in respect of tendered Units which have been accepted for payment but not yet paid for by the amount of an such distribution. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR UNITS.

	If any tendered Units are not purchased pursuant to this Offer for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Depositary. If, for any reason whatsoever, acceptance for payment of or payment for any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14 ("Conditions of the Offer"), the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Units, and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to withdrawal rights as described in Section 4 ("Withdrawal Rights").

	3.	PROCEDURES FOR TENDERING UNITS.

	VALID TENDER. For Units to be validly tendered pursuant to this Offer, a Letter of Transmittal (or a facsimile copy thereof), properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. A Limited Partner may tender any or all Units owned by such Limited Partner; however, tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered. See Instruction 1 to the Letter of Transmittal.

	IN ORDER FOR A TENDERING LIMITED PARTNER TO PARTICIPATE IN THE OFFER, UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR
PRIOR TO THE EXPIRATION DATE, WHICH IS 12:00 MIDNIGHT, NEW YORK,
NEW YORK TIME, ON DECEMBER 9, 1996, UNLESS EXTENDED.

	THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE
TENDERING LIMITED PARTNER AND DELIVERY WILL BE DEEMED MADE ONLY
WHEN ACTUALLY RECEIVED BY THE DEPOSITARY.  IF DELIVERY IS BY
MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS
RECOMMENDED.  IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO
ENSURE TIMELY DELIVERY.  SEE INSTRUCTION 1 TO THE LETTER OF
TRANSMITTAL.

	SIGNATURE GUARANTEES. If the Letter of Transmittal is signed by the registered holder of the Units and payment is to be made directly to that holder, then no signature guarantees are required. However, if the Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the signature on the Letter of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States as provided in the Letter of Transmittal. See Instruction 2 of the Letter of Transmittal.

	BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price pursuant to the offer, a tendering Limited Partner must provide the Purchaser with such Limited Partner's correct taxpayer identification number or social security number by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 3 to the Letter of Transmittal.

	FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Purchase Price plus the amount of Partnership liabilities allocable to each Unit purchased, each Limited Partner must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Limited Partner's taxpayer identification number and address and that the Limited Partner is not a foreign person. See Instruction 3 to the Letter of Transmittal.

	APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and the designees of the Purchaser and each of them as such Limited Partner's proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given by such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited
Partners or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's payment for such Units, the Purchaser must be able to exercise full voting rights with respect to such Units and other securities, including voting at any meeting of Limited Partners.

	In addition, pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership's books (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith, including without limitation, any documents or instruments required to be executed under a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required, and an Application for Consent to Transfer Securities Pursuant to
Section 25151 of the California Corporate Securities Law of 1968, if required), (ii) upon receipt by the Depositary (as the tendering Limited Partner's agent) of the Purchase Price, to become a record holder of the purchased Unit to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner.

	ASSIGNMENT OF ENTIRE INTEREST IN THE PARTNERSHIP. By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. The Purchaser will seek to become a Substituted Limited Partner in accordance with the Partnership Agreement upon consummation of the Offer.

	DETERMINATION OF VALIDITY. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of this Offer or any defect or irregularity in any tender of Units of any particular Limited Partner whether or not similar defects or irregularities are waived in the case of other Limited Partners.

	ASSIGNEE STATUS. Tendering persons who are assignees of Units must provide documentation to the Depositary which demonstrates, to the satisfaction of the Purchaser, such persons' status as assignees of Units.

	The Purchaser's interpretation of the terms and conditions of this Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, any of its affiliates or assigns, if any, the Information Agent, the Depositary or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

	The Purchaser's acceptance for payment of Units tendered pursuant to the procedures described above will constitute a binding agreement between the tendering Limited Partner and the Purchaser upon the terms and subject to the conditions of this Offer.

	4.	WITHDRAWAL RIGHTS.

	Tenders of Units made pursuant to this Offer are irrevocable, except that Units tendered pursuant to this Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after January 7, 1997.

	For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name(s) of the person(s) who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name(s) of the registered holder(s) of the Units, if different from that of the person(s) who tendered such Units. Such notice of withdrawal must also be signed by the same person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed (including any signature guarantees, if applicable). If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal. Any Units properly withdrawn will be deemed not validly tendered for purposes of this Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3 ("Procedures for Tendering Units").

	If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to this Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Limited Partner is entitled to and duly exercises withdrawal rights as described herein. The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act which requires the Purchaser to pay the consideration offered or return Units tendered by or on behalf of Limited Partners promptly after the termination or withdrawal of this Offer.

	All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, any of its affiliates, the Information Agent, the Depositary or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

	5.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

	The Purchaser reserves the right, subject to the reasonable consent of the Partnership, and regardless of whether any of the conditions set forth in Section 14 ("Conditions of the Offer") shall have been satisfied, at any time and from time to time, (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, and (iii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Information Agent and the Depositary.

	If the Purchaser increases or decreases either the number of the Units being sought or the consideration to be paid for any Units pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until, at a minimum, the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer
(other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend this Offer, if required by applicable law, for a period sufficient to allow
Limited Partners to consider the amended terms of this Offer.

	The Purchaser also reserves the right, in its discretion (subject to the reasonable consent of the Partnership), in the event any of the conditions specified under Section 14 ("Conditions of the Offer") shall not have been satisfied and so long as Units have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Units or to terminate this Offer and not accept for payment or pay or Units.

	If the Purchaser extends the period of time during which this Offer is open, delays acceptance for payment of or payment for Units or is unable to accept for payment or pay for Units pursuant to this Offer for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, on behalf of the Purchaser, retain all Units tendered, and such Units may not be withdrawn except as otherwise provided under
Section 4 ("Withdrawal Rights"). The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Units is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Units deposited by or on behalf of Limited Partners promptly after the termination or withdrawal of this Offer.

	Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of this Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York, New York time, on the next business day after the previously scheduled Expiration Date.

	6.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

	The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws.

EACH LIMITED PARTNER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR
AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF
SELLING UNITS PURSUANT TO THE OFFER.


	CONSEQUENCES TO TENDERING LIMITED PARTNER. A Limited Partner will recognize gain or loss on a sale of Units pursuant to this Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752).
The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Limited Partner's particular circumstances, and will be affected by both allocations of Partnership income, gain or loss, and any cash distributions made by the Partnership to a Limited Partner with respect to such Units. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

	A Limited Partner has a single basis for his Units. Basis calculations are made for all of a Limited Partner's Units in the aggregate and not on a Unit by Unit basis. If a Limited Partner bought Units at different times and prices, the purchase prices will be added together, resulting in an average basis per Unit for calculating gain or loss on the sale of a Unit in the event that a Limited Partner sells only some of his Units pursuant to the Offer. It is not clear whether a Limited Partner has one holding period with respect to all of his Units, which would begin on the earliest date that he acquired Units, or whether a Limited Partner has a separate holding period for each block of Units that he acquires; this issue is important, as discussed below, because a Limited Partner must have at least a one year holding period to have his gain treated as long term capital gain.

	As stated in Item 8 ("Additional Information to be Furnished") of the Partnership's Schedule 14D-9, the average adjusted tax basis in each Unit as of September 30, 1996 is approximately $145, and accordingly, a Limited Partner with such average tax basis is expected to recognize a tax gain on a sale of Units pursuant to this Offer of $305 per Unit sold. A Limited Partner's basis will vary depending upon when that Limited Partner became a partner in the Partnership and what that Limited Partner paid for his, her or its Units. For purposes of the analysis below, the basis amount equals the average basis per Unit for a Limited Partner who has been a partner since the beginning of the Partnership. Additionally, since both the amount realized and the adjusted tax basis would include a like amount of allocable Partnership liabilities, such has been excluded from the analysis below.

	While each Limited Partner should consult his, her or its tax adviser as to the particular tax consequences of selling Units pursuant to either of the Offers, the following will generally quantify the federal income tax consequences of such sale to Limited Partners subject to federal income taxation.





				         Apollo Offer     PIP General Offer
For an Individual Investor	     Per Unit            Per Unit

Sale price                         $405               $450
Average tax basis at
September 30, 1996                  145                145
Gain on sale                       $260               $305

Sale price                         $405               $450
Less federal capital gain tax
   (28% X Gain on Sale)              73                 85
Net cash after federal tax         $332               $365

	The foregoing amounts do not take into account any state or local income tax consequences which may be applicable.

	In general, the character (as capital or ordinary) of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer will be determined by allocating the Limited Partner's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "substantially appreciated inventory" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-
Section 751 items. The difference between the portion of the Limited Partner's amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss, and the difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset. The Purchaser believes that substantially all of any tax gain realized on a sale of Units pursuant to the Offer will be treated as a capital gain under these rules.

	A Limited Partner's capital gain (if any) or loss on a sale of Units pursuant to this Offer will be treated as long-term capital gain or loss if the Limited Partner's holding period for the Units exceeds one year. Under current law (which is subject to change) long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%.
Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

	Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so called "portfolio" income. A Limited Partner with "suspended" passive activity losses (i.e., net tax losses in excess of statutorily provided "phase-in" amounts) from the Partnership generally will be entitled to offset such losses against any income or gain recognized by the Limited Partner on a sale of his Units pursuant to the Offer. If a Limited Partner is unable to sell all his Units, the deductibility of any unused losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his remaining Units.

	A Limited Partner (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Limited Partner provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A LIMITED PARTNER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH LIMITED PARTNER.

	Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to this Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to such Limited Partner unless the Limited Partner properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Limited Partner's TIN, that such Limited Partner is not a foreign person and the Limited Partner's address. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

	CONSEQUENCES TO A NON-TENDERING LIMITED PARTNER. The Purchaser does not anticipate that a Limited Partner who does not tender his or its Units will realize any material tax consequences as a result of the election not to tender. However, if as a result of the Offer there is a sale or exchange of 50% or more of the total Units in Partnership capital and profits within a 12-month period, a termination of the Partnership for federal income tax purposes would occur, and the taxable year of the Partnership would close. In the case of such a sale or exchange, the Properties (subject to related debt) of the Partnership would be treated as distributed to the partners, and following the deemed distribution, contribution of the same properties would be deemed to be made to a new partnership or to an association taxable as a corporation. The Purchaser believes that the Partnership will not terminate for tax purposes as a result of sales pursuant to this Offer, but there is no assurance that a termination will not occur. The consequences of a termination of the Partnership could include changes in the methods of depreciation available to the Partnership for tax purposes, changes in the tax basis of the Partnership's assets, and possible recognition of taxable gain resulting from any deemed cash distribution in excess of the non-tendering Limited Partner's tax basis in his or her Units. In addition, a termination of the Partnership could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted or issued prior to the termination but previously not applicable to the Partnership or its assets because of protective "transitional" rules. The Purchaser has reserved the right not to purchase Units to the extent such purchase would cause a termination of the Partnership for federal income tax purposes.

	CONSEQUENCES TO A TAX-EXEMPT LIMITED PARTNER. Although certain entities are generally exempt from federal income taxation, such tax-exempt entities (including individual retirement accounts (an "IRA")) are subject to federal income tax on any "unrelated business taxable income" ("UBTI"). UBTI generally includes, among other things, income (other than, in the case of property which is not "debt-financed property", interest, dividends, real property rents not dependent upon income or profits, and gain from disposition of non-inventory property) derived by certain trusts (including IRAs) from a trade or business or by certain other tax-exempt organizations from a trade or business, the conduct of which is not substantially related to the exercise of such organization's charitable, educational or other exempt purpose and income to the extent derived from debt-financed property. Subject to certain exceptions, "debt-financed property" is generally any property which is held to produce income and with respect to which there is an "acquisition indebtedness" at any time during the taxable year. Acquisition indebtedness is generally indebtedness incurred by a tax-exempt entity directly or through a partnership
(i) in acquiring or improving a property; (ii) before acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement; or (iii) after acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement and the incurrence of such indebtedness was reasonably foreseeable at the time of the acquisition or improvement.

	To the extent the Partnership holds debt financed property or inventory or other assets as a dealer, a tax-exempt Limited Partner (including an IRA) could realize UBTI on the sale of a Partnership interest. In addition, a tax-exempt Limited Partner will realize UBTI upon the sale of a Unit, if such Limited
Partner held its Units as inventory or otherwise as dealer property, or acquired its Units with acquisition indebtedness. However, any UBTI recognized by a tax-exempt Limited Partner as a result of a sale of a Unit, in general, may be offset by such Limited Partner's net operating loss carryover (determined without taking into account any amount of income or deduction which is excluded in computing UBTI), subject to applicable limitations.

	____________________

EACH LIMITED PARTNER SHOULD CONSULT ITS TAX ADVISOR AS TO THE
PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SELLING OR
NOT SELLING UNITS PURSUANT TO THE OFFER.

	7.	EFFECTS OF THE OFFER.

	MINIMUM TENDER. There is no minimum number of Units required to be tendered as part of this Offer. However, the Apollo Tender Offer is conditioned upon, among other things, a minimum of 4,750 Units being tendered and not withdrawn prior to the expiration of the Apollo Tender Offer. If Apollo does not receive tenders for such minimum number of Units, it would not, according to the Apollo Tender Offer, be required to purchase any tendered Units. (See Item 4 "Threat to Corporate Policy Posed by Apollo Tender Offer" of the Partnership's Schedule 14D-9.)

	CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts transfers of Units if, among other things, a transfer would cause a termination of the Partnership for federal income tax purposes (which termination will occur when Units representing 50% or more of the total Partnership capital and profits are transferred within a twelve-month period). Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and the Partnership may not process any requests for recognition of transfers or Units during such twelve-month period which the General Partner believes may cause a tax termination. The Purchaser has, however, taken this restriction, as well as the number of Units historically transferred, into account in determining the number of Units for which the Offer is made (representing approximately 47.4% of the issued and outstanding Units) in order to permit normal historical levels of transfers to occur following the transfers of Units pursuant to the Offer without violating this prohibition. Based on information provided by the Partnership, for the period from December 1, 1995 to November 7, 1996, 461.5 (approximately 2.4%) of the Units were transferred. The Purchaser does not intend to purchase Units to the extent such purchase would cause a termination of the Partnership. However, because of the tax-related transfer restrictions, the Purchaser has been informed by the Partnership that in no event will an aggregate of 47.6% or more of the Units be acquired pursuant to both of the Offers (reduced to the extent of any prior transfers of Units within the preceding twelve months unless such previously transferred Units can be traced to Units accepted for purchase under the Offers).

	Since the Purchaser is seeking to purchase only a maximum of up to approximately 47.4% of the Units, more than 50% of the Units will remain owned by the existing Limited Partners regardless of the response of the Limited Partners to this Offer. The same will be true under the Apollo Tender Offer.
Accordingly, in light of the hardboard siding problem described under Section 9 "Certain Information Concerning the Partnership -
- Hardboard Siding Problem", it is critical to the Partnership and the Limited Partners that management of the Partnership, after either this Offer or the Apollo Tender Offer, have the necessary experience to handle the hardboard siding problem as described below in Section 9 "Certain Information Concerning the Partnership" of this Offer.

	Non-tendering Limited Partners should consult their own tax advisors regarding the tax consequences of the Partnership's termination in their particular situations. See Section 6
("Federal Income Tax Considerations--Consequences to a Non-
Tendering Limited Partner").

	EFFECT ON TRADING MARKET; REGISTRATION UNDER SECTION 12(g) OF THE EXCHANGE ACT. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities like the Units, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1995 states: "No public trading market exists or is expected to be established for the . . . Units." Therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions.

	Except as described below, privately negotiated sales and sales through intermediaries currently are the only means available to a Limited Partner to liquidate an investment in Units (other than offers to purchase, including this Offer and the Apollo Tender Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. High and low sales prices of Units may be obtained through certain entities such as Partnership Profiles, Inc., an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Profiles, Inc. do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The most recent data reported by Partnership Profiles, Inc. (an independent third party source which reports sale information) indicates that 64 Units traded in the period from August 1, 1996 through September 30, 1996 at per Unit prices between $308.97 and $406.30 with a weighted average price of $334.72 per Unit.

	The table below sets forth the high and low sales prices from August 1, 1994 through September 30, 1996 for the Units as reported by Partnership Profiles, Inc. on a bi-monthly basis (periods in which no trades of Units occurred are omitted):

							     Trading Prices
Period                                   High            Low

Aug. 1, 1996 thru Sep. 30, 1996		$406.30		$308.97
June 1, 1996 thru July 31, 1996		$271.31		$255.00
Feb. 1, 1996 thru March 31, 1996		$220.00		$212.00
Dec. 1, 1995 thru Jan. 31, 1996		$205.00		$205.00
Oct. 1, 1995 thru Nov. 30, 1995		$200.00		$200.00
Apr. 1, 1995 thru May 31, 1995		$300.00		$300.00
Aug. 1, 1994 thru Sep. 30, 1994		$300.00		$300.00


	Pursuant to the Partnership Agreement and subject to certain limitations, the Partnership is obligated (at the option of each Limited Partner) to purchase up to 5% of the outstanding Units at a price equal to approximately 80% of value (provided, however, the General Partner, at its discretion, may increase the percentage of Units eligible for repurchase) (the "Limited
Liquidity Plan"). Repurchases are required to be made on a first come, first served basis and are generally limited to 10% of distributable cash from operations (as such term is defined in the Partnership Agreement). The repurchase price is equal to 80% of the value of the Units repurchased, as determined by the General Partner, utilizing a sales/liquidation analysis that is based on independent appraisals. According to the Form 10-K, effective January 1, 1994, the Partnership acquired five Units from a Limited Partner for a total of $1,545 ($309 per Unit).
The valuation method used for this repurchase did not follow the provisions of the Limited Liquidity Plan as set forth in the Partnership Agreement. The Form 10-K reports that instead, the Partnership and the Limited Partner agreed to a valuation method, which is used by local real estate brokers, based upon an estimated market value of the Properties, less debt prepayment penalties and a discount as provided in the Partnership
Agreement.

	The Units currently are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under
Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, the Units will continue to be held of record by more than 300 persons.

	CONTROL OF ALL LIMITED PARTNER VOTING DECISIONS BY THE PURCHASER. The Purchaser will have the right to vote each Unit purchased pursuant to this Offer. Although the Purchaser is not requiring that it acquire any minimum number of Units pursuant to the terms of this Offer, as a result of the Offer, Purchaser may be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. If the maximum number of Units sought by the Purchaser are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 47.4% of the outstanding Units. This would effectively (i) prevent non-tendering Limited Partners from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by it but opposed by non-tendering Limited Partners. Under the Partnership Agreement, a meeting of the Limited Partners may be called by Limited Partners holding more than 10% in interest of the then outstanding Units for any matters on which the Limited Partners may vote. Under the Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of the General Partner; dissolution of the Partnership; approval or disapproval of the sale of either or both of the Partnership Properties, except in the orderly liquidation and winding up of the Partnership upon its liquidation; and most types of amendments to the Partnership Agreement. Although the Purchaser has no current intentions with regard to any of these matters, it will vote the Units acquired pursuant to the Offer in its interest, which may or may not, be in the best interest of non-tendering Limited Partners. In addition, since the Purchaser is affiliated with the General Partner, if the Purchaser acquires a significant number of Units pursuant to this Offer, Purchaser may have a conflict of interest with respect to the goals and desires of the Limited Partners, subject to Purchaser's and General Partner's fiduciary duties to the Partnership. It should be expected that the Purchaser, which affiliated with the General Partner, will vote all of its Units to continue the General Partner as the general partner of the Partnership and in a manner that is otherwise consistent with the decisions and recommendations of the General Partner, including as they relate to matters involving transactions between the Partnership and affiliates of the Purchaser. (See Section 8 "Purpose of the Offer; Future Plans").

	EFFECT OF APOLLO TENDER OFFER. In connection with Apollo's intentions regarding the ongoing management of the Partnership and the Partnership Properties, the Partnership's Schedule 14D-9 states that:

	   The Special Committee has been formed to consider the Offers. The members of the Special Committee are also officers and employees of the General Partner. They are also employees and officers of other affiliates of Mr. Diller that are not parties to any contracts, agreements, arrangements or understandings, and do not have any actual or potential conflicts of interest with the Partnership. The Special Committee is of the opinion that the Apollo Tender Offer contains a number of false and misleading statements. These alleged misstatements can be grouped in the following categories: (i) false and misleading statements concerning Unit prices in the secondary market, (ii) false and misleading statements concerning Apollo's true intentions with respect to the Partnership, (iii) Apollo's failure to provide required financial information concerning the bidder and its parent, (iv) false and misleading statements concerning how Apollo obtained the names and addresses of the Limited Partners to whom copies of the tender offer were mailed, and (v) false and misleading statements concerning Apollo's putative ownership of 5 Units. (See Item 3 "Relationship of Special Committee Members to PIP General" and Item 4 "Alleged Misstatements in Apollo Tender Offer" of the Partnership's
Schedule 14D-9.)

	   A more complete description of the alleged the misstatements in the Apollo Tender Offer appears in the complaint that the Partnership filed against Apollo and entities associated with Apollo to preliminarily and permanently enjoin the Apollo Tender Offer. The Complaint was filed November 4, 1996 in the United States District Court for the Northern District of California, and is entitled, "Prometheus Income Partners, a California Limited Partnership v. Prom Investment Partners, LLC, AP-GP Prom Partners Inc., Apollo Real Estate Capital Advisors II, Inc., Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Liquidity Financial Group, L.P., and Liquidity Financial Corp." The Complaint alleges, among other things, that the Apollo Schedule 14D-1 is materially incomplete and misleading in violation of the disclosure and antifraud requirements of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, 15 U.S.C. Sections 78n (d)-(e), and the rules and regulations promulgated under that Act by the SEC. The consequences of such litigation and the affect on the Apollo Tender Offer are unknown.

	   In evaluating Apollo as an appropriate purchaser of the Units, the Special Committee considered information in SEC filings concerning Apollo's recent attempt to acquire Arvida/JMB Partners, L.P. ("Arvida"), a real estate limited partnership with property located in Florida. On June 19, 1996, an affiliate of Apollo Advisors commenced a tender offer for 46% of Arvida's units at $411 per unit which was subsequently raised to $461 per unit. The Schedule 14D-1 filed in connection with that offer expressly represented that it was being made "for investment purposes" and that "the purchaser does not have any present plans or intentions with respect to a merger, organization or liquidation of the partnership, a sale of assets or refinancing of any of the partnership's properties or a change in the management." Apollo was only able to attract 20% of the units with that offer. However, four months later, Apollo commenced a new offer for 25% of the units at a higher price per unit of $500. This time, though, Apollo revealed its intentions in the accompanying Schedule 14D-1 filed October 17, 1996 which stated, "[T]he Purchaser is seeking to acquire control of the business of the Partnership." The SEC filing went on to say that the purchaser had filed preliminary proxy material with the SEC to remove the general partner and replace it with an affiliate of Apollo Advisors. (See Item 4 "Threat to Corporate Policy Posed by Apollo Tender Offer" of the Partnership's Schedule 14D-9.)

	   The Apollo Schedule 14D-1 expressly states that, just like the original Schedule 14D-1 filed in Arvida, the offer is being made "for investment purposes" and that, just like the
Schedule 14D-1 in Arvida, "The Purchaser does not currently intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership." However, in the opinion of the Special Committee, these claims by Apollo are not credible in view of Apollo's history in Arvida and other situations. The Special Committee believes that any potential purchaser of the 47.4% of an entity (such as Apollo pursuant to the Apollo Tender Offer) that intends to keep management unchanged would reach out to such management, and would not make an unsolicited tender offer, as Apollo did; and accordingly, the Special Committee believes that Apollo has undisclosed plans regarding the Partnership, including a management change. (See Item 4 "Threat to Corporate Policy Posed by Apollo Tender Offer" of the Partnership's Schedule 14D-9.)

	   Apollo's financial advisor (as set forth in the Apollo Offer) is Liquidity Financial. On September 17, 1996, the Court of Chancery of Delaware, New Castle, found that Liquidity Financial was trying to obtain voting lists "for improper purposes" in connection with a tender offer involving other parties. The "improper purposes" included trying to obtain the lists "in anticipation of a possible tender offer, to be conducted by a separate entity and in which Liquidity Financial's
interest would at best be token."   Accordingly, the court found
that Liquidity Financial's interest related "solely to the investment fund's interest as a potential buyer, not to Liquidity Financial's interest as limited partners." (See Item 4 "Threat to Corporate Policy Posed by Apollo Tender Offer" of the Partnership's Schedule 14D-9.)

	8.	PURPOSE OF THE OFFER; FUTURE PLANS.

	PURPOSE OF THE OFFER. The purpose of this Offer is, in response to the Apollo Tender Offer and pursuant to the PIP General Tender Offer Agreement, to allow the Limited Partners who have a current or anticipated need or desire for liquidity to sell all or a portion of their Units to an affiliate of the General Partner at a higher price than the Apollo Tender Offer. This will also allow the General Partner to continue as the general partner of the Partnership in the best interests of the Limited Partners who continue as such after consummation of the Offer. This will also allow the General Partner to continue to manage the Partnership's business and affairs in order to, among other things, operate the Partnership Properties to the maximum advantage of the Partnership while dealing with the hardboard siding problem, restoring the Partnership Properties to a good and marketable condition free of the hardboard siding problem, resuming distributions of available cash to the Limited Partners as soon as reasonably prudent, and maximizing the value of the Partnership Properties and hence the value of the Units. The Purchaser is affiliated with the General Partner and other entities which have business relationships with the Partnership, and does not intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future.

	If the Purchaser's plans with respect to the Partnership change in the future, the ability of the Purchaser to influence actions on which Limited Partners have a right to vote will depend on the Limited Partner's response to the Offer (i.e., the number of Units tendered). If the Purchaser acquires only a few Units pursuant to the Offer, it would not be in a position to influence matters over which Limited Partners have a right to vote. Conversely, if the maximum number of Units sought are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 47.4% of the issued and outstanding Units and, as a result, will be in a position to exert significant control over matters on which Limited Partners have a right to vote. The purchase of the Units will allow the Purchaser to benefit from any of the following: (a) any cash distributions from Partnership operations in the ordinary course of business; (b) any distributions of net proceeds from the sale of any Properties; and (c) any distributions of net proceeds from the liquidation of the Partnership.

	FUTURE PLANS. Following the completion of this Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased to the Offer. The Purchaser is affiliated with the General Partner and other entities which have business relationships with the Partnership, and does not intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future.

	9.	CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

	Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports.
Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC at 45O Fifth Street, N W., Washington, D.C. 20549, and at the SEC's Web site at http://www.sec.gov. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

	THE PARTNERSHIP'S ASSETS AND BUSINESS. The Partnership is a limited partnership formed in 1985, under the laws of the State of California. Its principal executive offices are located at 350 Bridge Parkway, Redwood City, California 94065. Its telephone number is (415) 596-5300.

	The principal business of the Partnership is investing in, constructing, holding, operating, and ultimately selling two multi-family rental apartment projects, Alderwood Apartments and Timberleaf Apartments, located in Santa Clara, California.
Alderwood Apartments and Timberleaf Apartments are the sole assets of the Partnership.

	The City of Santa Clara, with a population of approximately 100,000, is the third largest city in Santa Clara County. Santa Clara County, commonly referred to as Silicon Valley, is approximately 47 miles south of San Francisco, encompasses 1,300 square miles and has a population of approximately 1.6 million people, making it the most populous of the nine counties in the greater San Francisco Bay Area.

	The Alderwood luxury garden apartment complex is located at 900 Pepper Tree Lane in Santa Clara, California. Construction began in November 1985 and was fully completed by December 31, 1986. The complex contains 234 apartment units housed in 19 two-story buildings on a 9.4-acre site. Covered and uncovered parking for 468 cars is provided.

	The Timberleaf luxury garden apartment complex is located at 2147 Newhall Street in Santa Clara, California. Construction began in November 1985 and was fully completed by December 31, 1986. The complex contains 124 apartment units housed in 9 buildings of two or three stories on a five-acre site. Covered and uncovered parking for 248 cars is provided.

	The Properties are encumbered by first mortgage liens which secure promissory notes payable to Prudential Insurance Company in the original amount of $10,200,000 and $5,600,000, respectively. The outstanding balances under these notes were approximately $16,055,000 and $8,815,000, respectively, as of September 30, 1996. Both notes (collectively, the "Notes") bear interest at the rate of 10.375% per annum for the entire term of 10 years. The Notes provide for the deferral of a portion of the interest. The portion of interest which is payable monthly is based on a rate of 6.25%. The unpaid interest on the Notes, as it accrues on a monthly basis, is added to the outstanding principal balance and bears interest at 4.125% thereafter.
Payments of principal on the Notes began in December 1992 and equals $4,928 per month on the Alderwood Note and $2,706 per month on the Timberleaf Note. The Notes may be prepaid subject to certain prepayment penalties.

	HARDBOARD SIDING PROBLEM. The Partnership Properties, which together comprise 358 apartment units, were constructed with hardboard siding. The Partnership has learned that hardboard siding of the same type as that used at the Partnership
Properties is failing to perform as expected in a number of projects (including other properties owned by affiliated partnerships) in various parts of the United States, including in a 370 unit apartment project that is managed by Prom Management Group, Inc., a California corporation, dba Maxim Property
Management (the majority of which is beneficially owned by Mr. Diller) ("Maxim"), and where the hardboard siding is the same as that which was used at the Partnership Properties. The 370 unit project is located in the same county as the Partnership
Properties and is subject to the same general climate conditions.

	The General Partner has been investigating these hardboard siding problems as reported in the Form 10-Q for the Partnership for the quarter ended June 30, 1996 as filed with the SEC, and that certain letter from General Partner to the Limited Partners dated August 15, 1996 regarding the Second Quarter Report-1996.
As previously reported, a wood technology expert was retained by Maxim to test the performance of the hardboard siding at several properties managed by Maxim, including the Partnership
Properties. On November 1, 1996, this expert presented a preliminary verbal report to Maxim which indicated that the physical characteristics of the hardboard siding at the Partnership Properties had deteriorated dramatically since the construction of the Partnership Properties. The expert indicated that this deterioration is in stark contrast to the performance of real wood.

	In early September 1996, a structural engineer retained on behalf of Maxim to investigate the hardboard siding at several properties including the Partnership Properties reported that his preliminary findings indicate damage which on the surface does not currently appear to be major. However, such engineer has recommended destructive testing in view of the deterioration, since there could be significant problems which are not evident from the tests conducted to date. Maxim is in the process of obtaining proposals to conduct such destructive testing. In the 370 unit project referred to above, when the first evidence of deterioration was discovered the problem also did not appear to be major. The problem deteriorated rapidly, however, and is currently believed to involve structural and other damages which, exclusive of attorney's fees and other costs of litigation, the
owner's representatives contend exceed $28 million.   There is
litigation pending against the manufacturer, architect and various subcontractors relating to the 370 unit project;
discovery in that litigation has involved reviewing thousands of documents and will require the depositions of numerous experts.

	Accordingly, the General Partner is extremely concerned about the hardboard siding used on and the extent of damage caused to the Partnership Properties (the 'hardboard siding problem"). The Partnership Properties and the 370 unit apartment project are different, and therefore exact comparisons cannot be made in evaluating the consequences and the resulting damages from the hardboard siding problem. The General Partner has instituted litigation on behalf of the Partnership similar to that pending with regard to the 370 unit project.

	According to the Partnership's Schedule 14D-9, the Special Committee believes that, at the current time, it is not possible to predict what the ultimate impact of the hardboard siding problem will be on the value of the Partnership Properties and the Units. However, for the reasons described below the Special Committee believes that, properly managed, the hardboard siding problem can be resolved in a reasonable manner which will then allow the Partnership to realize the full value of the Partnership Properties.

	In reaching the conclusions set forth above, the Special Committee was advised by certain consultants, experts and attorneys as to matters the Special Committee believes are relevant to their analysis of the hardboard siding problem. Specifically, such advisors explained to the Special Committee the current status of the hardboard siding problem at the Partnership Properties, set forth the defendants and possible defendants in the related litigation matter (including some background of such entities) and described the potential insurance coverage available to help satisfy the applicable claims. In addition, such advisors told the Special Committee that, in their opinion, the experience of Maxim and certain affiliates thereof (including Mr. Diller) in managing the legal and business aspects of a similar hardboard siding problem at another property managed by Maxim should be invaluable in attempting to address the hardboard siding problem at the Partnership Properties.

	As such, this is a circumstance that presents a major impact on the value and marketability of the Partnership Properties and the Units. The Purchaser believes that the current General
Partner, which is beneficially owned and controlled by Mr.
Sanford N. Diller, an affiliate of the Purchaser, has the best knowledge and experience for dealing with all aspects of the hardboard siding problem, and as such it is the intent of the Purchaser that the General Partner remain as general partner of the Partnership and pursue all matters on behalf of the Partnership in resolving the hardboard siding problem to the maximum advantage of the Partnership and hence the owners of the Units. The persons who control the General Partner (including, but not limited to, Mr. Sanford N. Diller, an attorney who is the beneficial owner, President, Secretary and a director of the General Partner) have vast experience in developing, managing, operating, repairing, financing, renting, marketing, and otherwise dealing with large scale apartment projects in the Northern California markets, including the market in which the Partnership Properties are located. This experience includes handling of numerous associated issues involving contractors, tenants, partners, state and federal regulatory agencies, and lenders.

	As of October 31, 1996, such persons' experience includes, since the mid-1960s, involvement in the development and/or acquisition of more than 70 properties totaling approximately 13,000 residential units, and over 2 million square feet of commercial space, the majority of which is located in the Northern California markets. The experience of such persons also includes extensive hands-on dealings with hardboard siding problems which are substantially similar to those involving the Partnership Properties. These dealings include the review of technical, engineering, chemical and other studies concerning the hardboard siding problem; management of litigation on behalf of limited partnerships and others against manufacturers, subcontractors, insurers, and others as a result of the hardboard siding problem; and dealings with issues created with, among others, lenders, tenants, partners, insurers, attorneys, and others as a result of the hardboard siding problem. As explained the Partnership's Schedule 14D-9 under "Resolution of Hardboard Siding Problem," the Partnership has already instituted litigation against various parties as a result of the hardboard siding problem.

	RESTRICTION UNDER LOAN DOCUMENTS. Each of the Partnership Properties is subject to a Loan Agreement and a Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents (collectively, the "Loan Documents") in connection with certain debt incurred by the Partnership as part of the development of the Partnership Properties. Such loan documents contain a limit on the sale, transfer or other disposition, in the aggregate, of fifty percent (50%) or more of any interest in the Partnership unless consent or waiver of the lender is obtained. A violation of such provision would allow the lender thereunder to, among other things, accelerate the payment of all principal and interest and charge the Partnership a prepayment fee. The consummation of either of the Apollo Tender Offer or this Offer, when combined with previous sales, transfers or other dispositions of Units, may result in a violation of such limitation and allow such lender to accelerate such loans unless consent or waiver of the lender is obtained. Accordingly, the Purchaser is requiring, as a condition to this Offer, that the lender under such loan agreements either consent to the transactions contemplated under this Offer or waive the limitations on sales, transfers or other disposition of Partnership interests contained in the loan agreements to the extent such apply to the transfers contemplated by this Offer. (See Section 14 ("Conditions of the Offer") and Item 4 "Threat to Corporate Policy Posed by Apollo Tender Offer" of the Partnership's Schedule 14D-9.)

	SELECTED RENTAL DATA.  For the years ended December 31,
1995, 1994, and 1993, the average rents obtained from leased units and the average occupancy at the Properties were as follows:

                                    Average Rental Rates

                                1995       1994       1993
One Bedroom Units             $  982     $  874     $  856
Two Bedroom Units             $1,193     $1,098     $1,078

                                     Average Occupancy

                               1995        1994       1993
Alderwood                       97%         95%        96%
Timberleaf                      98%         96%        95%


	SELECTED FINANCIAL DATA. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Form 10-K and the Form 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                    Statements of Operations
            For the Six Months Ended June 30, 1996 and 1995
                (in thousands, except for Unit data)
                         (unaudited)
                                           Six Months Ended
                                               June 30,

                                             1996       1995

REVENUES:

Rental revenues (including revenues from
Affiliates of $114 and $0, respectively)    $ 2,384    $ 2,048

Other income                                     57         53

Interest income                                  17         11


                                              2,458       2,112

EXPENSES:

Interest                                      1,249       1,180

Operating and administrative                    644         591

Payment to General Partner and Affiliates:
     Management fee                             122         103
     Operating and administrative expenses       91          51

Depreciation and amortization                   316         307

          Total expenses                      2,422       2,232

NET INCOME (LOSS)                           $    36    $   (120)

Net income (loss) per $1,000 limited
  partnership unit                          $     2      $   (6)

Number of limited partnership
  units used in computation	                  18,995      18,995

	Summary Selected Financial Data



		For the Years Ended December 31,



                       1995     1994     1993     1992     1991
                     (Amounts in thousands except per unit data)

Rental revenues      $4,188  $ 3,899  $ 3,864  $ 3,912    3,873
Net loss             $ (192) $  (382) $  (275) $  (100) $  (123)
Net loss per
$1,000 unit          $  (10) $   (20) $   (14) $    (5) $    (6)
Net cash per
$1,000 unit
subsequent to
partner
distributions        $   32  $    27  $    39  $    40  $    25
Number of units
used in computation  18,995   18,995   19,000   19,000   19,000

Total assets        $24,172  $24,553  $25,385  $26,034  $26,473

Notes payable       $23,791  $22,477  $21,292  $20,223  $19,179
Cash distributions
 per $1,000 unit,
representing a
return of capital   $    82  $    88  $    79  $    69  $    64


	THE PARTNERSHIP AGREEMENT. Pursuant to the Partnership's Second Amended and Restated Agreement of Limited Partnership, (filed as Exhibit (g) hereto, the "Partnership Agreement"), the General Partner is the sole general partner of the Partnership. All of the outstanding shares of the General Partner are beneficially owned by Mr. Sanford N. Diller. Mr. Diller is also President, Secretary and a director of the General Partner. Mr. Diller is also the beneficial owner of the Purchaser; thus, the Purchaser and the Partnership are affiliates. The General Partner has responsibility for all aspects of the Partnership's operations. The Units are held by approximately 1,300 holders of record.

	The Partnership Agreement contains numerous provisions relating to the rights and obligations of the General Partner and the Partnership, including without limitation, the financial arrangement between the General Partner and the Partnership. Under Section 5.3 of the Partnership Agreement, for each fiscal quarter, subject to certain limitations contained in the Partnership Agreement, the Partnership is to distribute all Distributable Cash from Operations (as defined in the Partnership Agreement) as follows: (a) Distributable Cash from Operations is to be distributed quarterly and initially is to be distributed 100% to the Limited Partners until the Limited Partners have received a sum each year equal to a 10% Priority Return (as defined in the Partnership Agreement); (b) after the receipt by the Limited Partners of a 10% Priority Return, Distributable Cash from Operations is to be distributed 100% to the General Partner until the General Partner has received 5% of the aggregate cash distributed to the Limited Partners in that year; and (c) thereafter, the Partnership is to distribute 95% to the Limited Partners and 5% to the General Partner. Allocations of income and loss and distributions of cash among the Limited Partners are made pro rata based upon the number of Units held by the Limited Partners.

	The officers and directors of the General Partner receive no direct remuneration in such capacities from the Partnership. The beneficial owner, President, Secretary and a director of the General Partner, Mr. Diller, also beneficially owns the Purchaser, which has agreed to make this Offer. As disclosed in the Schedule 14D-9, the Limited Partners collectively received aggregate distributions of Distributable Cash from Operations in 1995 of approximately $1,550,000 and, through February 1996, have received aggregate distributions of Distributable Cash from Operations of approximately $375,000 in 1996. As further disclosed in the Schedule 14D-9, as previously reported by the Partnership, subsequent to the February 1996 distribution the General Partner determined that, in order to enable the Partnership to build reserves to pay for repair and/or replacement costs related to the hardboard siding at the Partnership Properties, it was in the best interest of the Partnership to temporarily suspend cash distributions. The
Schedule 14D-9 states that the General Partner did not receive any distributions of Distributable Cash from Operations since commencement of the Partnership.

	Under Sections 5.4 of the Partnership Agreement, net proceeds from the sale or refinancing of the Partnership Properties would be utilized or distributed in the following priority (to the extent funds are available): (a) to the payment of current Partnership obligations, liabilities and expenses;
(b) to the setting up of reserves which the General Partner may, in its sole discretion, deem necessary for Partnership debts or liabilities, whether payable or not yet payable, including any contingent or unforeseen liabilities or obligations; and (c) the balance would be distributed in the following order: (1) 100% to the Limited Partners until each Limited Partner has received an amount equal to (i) the excess of (A) a 10% Priority Return, less
(B) the sum of all previous cash distributions during the term of the Partnership other than distributions of invested capital pursuant to Section 5.4 (c)(1) of the Partnership Agreement; (ii) if applicable to a Limited Partner, an Incentive Priority Return; and (iii) the Limited Partners' remaining Invested Capital. Notwithstanding the foregoing, the General Partner would be entitled to its Subordinated Property Disposition Interest (as defined in the Partnership Agreement) upon the sale of either or both of the Properties. Any balance from such sale or refinancing of the Partnership Properties would be distributed 85% to the Limited Partners and 15% to the General Partners.

	The Partnership Agreement also provides that, notwithstanding the foregoing, distributions of net proceeds from the sale or refinancing arising from the termination of the Partnership would be distributed first in proportion to, and to the extent of, the positive capital account balances of the Limited Partners and the General Partners, and thereafter as set forth above.

	The General Partner also is entitled to receive a Subordinated Property Disposition Interest pursuant to Sections
7.7 and 7.8 of the Partnership Agreement equal to the lesser of
(a) 3% of gross sale price of a Partnership Property or (b) one-half of the competitive real estate brokerage commission which would be charged by unaffiliated parties rendering similar services, but subordinated to the return to the Limited Partners of their Invested Capital plus a 10% Priority Return and, as appropriate, the Incentive Priority Return. All real estate brokerage commissions or similar fees payable to all persons involved in the sale of a Partnership Property may not exceed 6% of the sales price.

	Because the timing and amount of Distributable Cash from Operations and profits or losses of the Partnership received by, or allocated to, the General Partner and the Limited Partners may be affected by various determinations by the General Partner under the Partnership Agreement, including whether or not to sell or refinance the Partnership Properties and the timing of any such sale or refinancing, the establishment and maintenance of reasonable reserves, the level of amortization of indebtedness, and other matters, the General Partner may have a conflict of interest with respect to such determinations.

	Article 4 of the Partnership Agreement provides for the allocation of the Net Profits and Net Losses among the General
Partners and the Limited Partners.

	Under Section 5.7 of the Partnership Agreement, if immediately prior to the dissolution and termination of the Partnership the General Partner's capital account has a deficit balance and the Partnership's assets available for distribution upon dissolution and termination are insufficient to provide distributions to Limited Partners equal to their aggregate invested capital, the General Partner shall be obligated to contribute to the Partnership that amount of capital (if any) equal to the lesser of (a) an amount sufficient to restore its capital account to zero, or (b) 1.01% of the aggregate Capital Contributions of the Limited Partners, less any capital previously contributed by the General Partner.

	If the General Partner ceases to be a general partner upon the occurrence of certain events set forth in the Partnership Agreement (a "Terminating Event"), including withdrawal, removal as a result of the Majority Vote of the Limited Partners, bankruptcy, reorganization or dissolution and termination of the General Partner, then, pursuant to Section 12.2 of the Partnership Agreement, the Partnership will, at the election of the Partnership, either (a) purchase the General Partner's interest or (b) convert to that of a special limited partnership interest. Upon conversion of its interest to that of a special Limited Partner, the terminated General Partner retains the same rights to profits, losses, and distributions as before the Terminating Event and would be entitled to the voting rights accorded other Limited Partners. If the terminated General Partner's interest is repurchased, it would receive from the Partnership the then present value of its interest in the Partnership, determined by agreement of the terminated General Partner and the Partnership. If such parties cannot agree, the purchase price would be determined in accordance with the then current rules of the American Arbitration Association, with the expense of arbitration borne equally by the parties. If the termination of the terminated General Partner was voluntary, the method of payment for its interest would be under a non-interest bearing unsecured, promissory note with principal payable from distributions which the terminated General Partner otherwise would have received under this Agreement if it had remained as General Partner. If the termination is involuntary, the method of payment would be a promissory note bearing interest at the reference rate of the bank specified by the terminated General Partner, with equal payments of principal and interest over a term of five years.

	Under Section 6.6 of the Partnership Agreement, the
Partnership is permitted to engage in various transactions involving the General Partner and its affiliates, as more fully described in the Partnership Agreement.

	Under Section 7.1 of the Partnership Agreement, the Partnership reimburses the General Partner or its affiliates for
(a) the actual cost to the General Partner or its affiliates of goods and materials used for or by the Partnership and obtained from entities which are not affiliated with the General Partner;
(b) expenses for specified administrative services; (c) other administrative services, provided that such services are necessary to the prudent operation of the Partnership; and (d) funds advanced to the Partnership by the General Partner or its affiliates pursuant to the Management Agreement (as defined below); provided, however, that no reimbursement under clause (c) above is permitted for services for which the General Partner or its affiliates receive a separate fee and the amount of such expenses may not exceed the lesser of (i) the actual cost of such services or (ii) 90% of the amount which the Partnership would be required to pay to independent third parties for comparable services. The Schedule 14D-9 states that, for 1995, the General Partner or its affiliates, other than Maxim Property Management (which was entitled to additional reimbursements under the Management Agreement), did not receive any reimbursement for direct or other administrative and out-of-pocket expenses.

	Section 6.7 of the Partnership Agreement exculpates the General Partner, its officers, directors and affiliates from liabilities to the Partnership and indemnifies the General Partner, its officers, directors and affiliates against liability to third parties resulting from its or their acts or omissions, except in the event such liabilities or losses resulted from misconduct or negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, a Limited Partner may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

	For further information regarding the Partnership Agreement, reference is hereby made to the Partnership Agreement, filed as Exhibit (g) hereto, which is hereby incorporated by such reference. All statements related to the Partnership Agreement are qualified in their entirety by the terms and provisions of the Partnership Agreement.

	10.	CERTAIN INFORMATION CONCERNING THE PURCHASER.

	The Purchaser was organized as a California limited liability company for the purpose of acquiring the Units pursuant to this Offer. The principal executive offices of the Purchaser is at 350 Bridge Parkway, Redwood City, California 94065-1517. The manager of the Purchaser (the "Manager") is PromHill, Inc., a California corporation which is beneficially owned by Sanford N. Diller ("Diller"). Mr. Diller also beneficially owns substantially all of the interests in the Purchaser. The sole officer and director of the Manager is Sanford N. Diller, who is also the beneficial owner, President, Secretary and a director of the General Partner. The business address for Mr. Diller is 350 Bridge Parkway, Redwood City, California 94065-1517.

	For certain information concerning the executive officer and director of the Purchaser/Manager, see Schedule I to this Offer to Purchase.

	Except as otherwise set forth in this Offer to Purchase or
Schedule I hereto, (1) neither the Purchaser, the Manager,
Diller, and to the best of Purchaser's knowledge, the persons listed on Schedule I, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (2) neither the Purchaser, the Manager, Diller, and to the best of Purchaser's knowledge, the persons limited on Schedule I, nor any affiliate thereof or director, executive officer or subsidiary of the Manager has effected any transaction in the Units within the past 60 days, (3) neither the Purchaser, the Manager, Diller and to the best of Purchaser's knowledge, any of the persons listed on Schedule I, nor any director or executive officer of the Manager has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (4) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, the Manager, Diller, or, to the best of Purchaser's knowledge, the persons listed on
Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, and (5) there have been no contracts, negotiations or transactions between the Purchaser, the Manager, Diller, or, to the best of Purchaser's knowledge, the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

	THE MANAGEMENT AGREEMENT. The Partnership does not have any employees. Instead, Prom Management Group, Inc., a California corporation, dba Maxim Property Management ("Maxim"), the majority of which is beneficially owned by Mr. Diller, employs all of the personnel for the projects and for the operation of the Partnership's developments and properties pursuant to a Management and Operating Agreement, dated as of October 1, 1992, by and between the Partnership and the Prom Management Group, Inc., dba The Prometheus Company (filed as Exhibit (h) hereto, the "Management Agreement"). The senior management personnel also act in such capacities for certain other real estate partnerships in which Mr. Diller and other officers of the General Partner hold interests. Maxim receives a fixed monthly fee, equal to 5% of the total operating revenues of the Partnership's properties (the "Partnership Properties"), for such services, and is reimbursed fully for all of its out-of-pocket expenditures (including salary and salary-related expenses) incurred in connection therewith. In 1993, 1994, and 1995, the fixed management fees paid by the Partnership to Maxim were approximately $201,000, $206,000, and $219,000, respectively, and Maxim was reimbursed approximately $85,000, $50,000, and $69,000 for office expenses related to the Partnership. The corresponding amounts in the first nine months of 1996 were $189,000 and $111,000, respectively. In addition, the Partnership Properties incurred approximately $1,301,000, $1,402,000, and $1,165,000 of operating expenses in 1993, 1994, and 1995, respectively, of which approximately $228,000, $231,000, and $246,000, respectively, represented a pass-through of expenses relating to on-site property management personnel hired by Maxim. The corresponding amounts in the first nine months of 1996 were $1,019,000 and $201,000, respectively. In addition, the Partnership has agreed to indemnify, protect, defend and hold harmless Maxim and its principals, directors, partners, officers, shareholders, agents, and employees for certain costs, expenses and other liabilities arising out of their activities under the Management Agreement, except as a result of willful misconduct.

	In addition, Maxim is entitled to receive the following fees: (a) A supervisory fee, subject to the terms and conditions of the Partnership Agreement, equal to 8% of the total amount of expenditures for projects in excess of five thousand dollars (the payments on account of this fee are included in the fixed management fees described above); (b) A legal fee equal to 3.25 times the base hourly salary for legal matters in which Maxim spends more than five hours per month monitoring, supervising, corresponding or performing other related legal work (no amounts were paid on account of this item from 1993 to the present); (c) A data processing fee equal to $2.40 per apartment ($10,000 annually for each of 1993, 1994, and 1995, and $4,000 through June 30, 1996); and (d) An administrative fee equal to 5% of the gross payroll attributable to the Partnership Properties ($8,000 for each of 1993 and 1994, $9,000 for 1995, and $5,000 through
June 30,1996).

	For further information regarding the Management Agreement, reference is hereby made to the Management Agreement, filed as Exhibit (h) hereto, which is hereby incorporated by such reference. All statements related to the Management Agreement are qualified in their entirety by the terms and provisions of the Management Agreement.

	OTHER CONTRACTS WITH AFFILIATES. The Partnership has entered into the PIP General Tender Offer Agreement with the Purchaser. (See Section 11 "Background of the Offer").

	The Partnership has entered into certain leases pursuant to a Master Rent Agreement (the "Master Rent Agreement") between each of the Partnership Properties and an affiliate of the General Partner, pursuant to which such affiliate subleases corporate apartments to third parties. The Master Rent Agreement contains standard rental terms that are the same as those of other tenants of the Partnership Properties and rentals paid pursuant to the Master Rent Agreement are at market rates. The apartments are leased typically for a lease term of one year or less. For further information regarding the Master Rent
Agreement, reference is hereby made to the Master Rent Agreement, filed as Exhibit (i) hereto, which is hereby incorporated by reference. All statements related to the Master Rent Agreement are qualified in their entirety by the terms and provisions of the Master Rent Agreement. For the six month ended June 30,
1996, payments under the Master Rent Agreement amounted to $114,000. There were no payments for any prior years.

	The Partnership has entered into a Work Order and Contract (each a "Paint Agreement") with respect to each of the two Partnership Properties between Maxim, on behalf of the Partnership, and an affiliate of the General Partner, pursuant to which such affiliate provides services to paint the exteriors of the Partnership Properties. For further information regarding the Paint Agreements, reference is hereby made to the Paint Agreement, filed as Exhibits (j)(1) and (j)(2) hereto, which are hereby incorporated by reference. All statements related to the Paint Agreement are qualified in their entirety by the terms and provisions of the Paint Agreements. Payments under the Paint Agreement amounted to $42,000 in 1995 and $47,000 through June
30, 1996.  There were no payments for prior years.

	Under the terms of the Partnership Agreement, any contract between the Partnership, on the one hand, and the General Partner or an affiliate thereof, on the other hand, may be terminated on 60 days notice by the Partnership. It is the intention of the Purchaser that the above-described contracts not be terminated. See Section 7 "Effects of the Offer -- Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act" for a tabular presentation of trading prices in the Units since August 1994.

	11.	BACKGROUND OF THE OFFER.

	The purpose of the Offer is to allow the Limited Partners who have a current or anticipated need or desire for liquidity to sell their Units to an affiliate of the General Partner at a higher price than the Apollo Tender Offer. This will allow the General Partner to continue as the general partner (including, but not limited to, keep in place the Management Agreement and the Paint Agreements) in order to manage the Partnership's business and affairs in order to, among other things, continue operating the Partnership Properties to the maximum advantage of the Partnership while dealing with the hardboard siding problem, restoring the Partnership Properties to a good and marketable condition free of the hardboard siding problem, resuming distributions of available cash to the Limited Partners as soon as reasonably prudent, and maximizing the value of the Partnership Properties and hence the value of the Units. The Purchaser is affiliated with the General Partner and does not intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future.

	On October 22, 1996, in response to the Apollo Tender Offer, Mr. Diller informed representatives of the Partnership that he was considering, either directly or through an affiliate, making a competing tender offer for up to 9,000 Units. From October 22, 1996 to October 31, 1996, Mr. Diller discussed with such representatives questions with respect thereto.

	On October 28, 1996, the Special Committee (comprised of directors of the General Partner other than Mr. Diller) was established by the General Partner's Board of Directors.

	On October 31, 1996, Mr. Diller met with the Special Committee and informed the members thereof that he was considering making a tender offer for up to 9,000 Units at a price of $415 per Unit. Mr. Diller indicated that he believed it to be in the best interest of the Partnership and the Limited Partners that they not tender their Units at this time because of the existence of the hardboard siding problem and its impact on the value of the Partnership property and the Units; however, he indicated that he was prepared to make a competing tender offer which, in his view, would protect the interests of all of the Limited Partners. Mr. Diller informed the Special Committee that in order to induce him to make a competing tender offer, he required reimbursement by the Partnership of the costs and expenses incurred in connection with the tender offer and indemnification by the Partnership. The Special Committee encouraged Mr. Diller to increase the price of his proposed tender offer and it indicated that it would consider, in connection with a higher price, his request for expense reimbursement and indemnification.

	On November 1, 1996, Mr. Diller submitted to the Special Committee a proposal pursuant to which an affiliate would agree to make a tender offer to acquire up to 9,000 Units at a price of $435 per Unit. This proposal also included a provision for reimbursement of costs and expenses and a provision for indemnification of the bidder and its affiliates by the Partnership, consistent with the provisions presented to the Special Committee on October 31, 1996. The Special Committee informed Mr. Diller later that day that it believed that in order for it to support a tender offer by Mr. Diller's affiliate, the price per Unit should be increased to $475. The Special Committee indicated that it was in the process of reviewing the other terms and conditions of Mr. Diller's proposal and that, if Mr. Diller would respond promptly to the Special Committee's request for an increased price, the Special Committee expected to be in a position to discuss the proposal by mid-day on November 3, 1996. Later on November 1, 1996, Mr. Diller responded to the Special Committee that in the interest of protecting the Partnership and the many investors who will necessarily remain limited partners even after conclusion of the tender offer activity, Mr. Diller would increase the proposed tender offer price to $445 per Unit.

	On November 3, 1996, the Special Committee informed Mr. Diller that it desired that he raise the proposed tender offer price to $455. On November 4, 1996, Mr. Diller said that he would raise his offer to $450. The Special Committee agreed to that price. Thereafter on November 4, 1996, the Purchaser and the Partnership executed the PIP General Tender Offer Agreement memorialized the understanding of the parties (filed as Exhibit
(c) hereto).

	As an inducement to the Purchaser to make this Offer, the Partnership has agreed, among other things, to disseminate, at the Partnership's expense, the Offer materials to the Limited Partners and others in accordance with the rules and regulations of the SEC. In addition, the Partnership has agreed to reimburse the Purchaser for all of its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with this Offer. The Partnership has also agreed to indemnify, defend, save and hold harmless the Purchaser, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from this Offer, the Apollo Tender Offer, and any related proceedings.

	For further information regarding the PIP General Tender Offer Agreement, reference is hereby made to the PIP General Tender Offer Agreement, filed as Exhibit (c) hereto, which is hereby incorporated by such reference. All statements related to the PIP General Tender Offer Agreement are qualified in their entirety by the terms and provisions of the PIP General Tender Offer Agreement.

	SPECIAL COMMITTEE RECOMMENDATION. According to the Partnership's Schedule 14D-9, prior to the Partnership's receipt of the Apollo Schedule 14D-1, the Partnership had no knowledge of the Apollo Tender Offer or Apollo's interest in the Partnership and thus had not been given an opportunity to consider the Apollo Tender Offer, inquire of Apollo's experience or intentions, or negotiate with Apollo to ensure that its offer and plans were beneficial to the Partnership and the Limited Partners. The
Schedule 14D-9 states that, based on its analysis and its consultation with its advisors, the Special Committee has determined that while the Purchaser's Offer is substantially better than the Apollo Tender Offer, unless a Limited Partner has a current or anticipated need or desire for liquidity, it is in the best interests of the Limited Partners to retain their Units (and not to tender to either The Purchaser or Apollo) until the hardboard siding problem has been resolved. The Special Committee has also determined that it is in the best interest of the Partnership, all of the Limited Partners and the tenants of the Partnership Properties, that those Limited Partners who do have a current or anticipated need or desire for liquidity should tender their Units to the Purchaser in accordance with the terms of this Offer. Accordingly, the Special Committee recommends that all Limited Partners reject the Apollo Tender Offer and that only those Limited Partners who have a current or anticipated need or desire for liquidation tender all, or a portion of, their Units to the Purchaser in accordance with the terms of this Offer. (See Item 2 "Tender Offer of the Bidder" and Item 4 "Recommendations of the General Partner" of the Partnership's
Schedule 14D-9.)

	12.	SOURCE OF FUNDS.

	The Purchaser expects that approximately $4,050,000 (exclusive of fees and expenses) would be required to purchase the Units sought pursuant to the Offer, if tendered. The source of the Purchaser's Purchase Price would be a contribution of funds therefor from Mr. Sanford N. Diller (an affiliate of the Purchaser) or an entity controlled by Mr. Diller, and the source of that capital contribution will be a loan from the Bank of America, unless Mr. Diller utilizes other sources. The Purchaser provided the Special Committee with letters from Bank of America to Mr. Diller, dated November 1, 1996 and November 7, 1996, which state that Bank of America believes it could issue a line of credit to Mr. Diller in an amount substantially in excess of the amount required to consummate the Offer at Bank of America's reference rate plus 1.0%, an origination fee of 1.0% of the commitment amount, and with the loan renewable annually. No plans or arrangements have yet been made to repay the above referenced loans.


	13.	PURCHASE PRICE CONSIDERATIONS.

	The Purchaser has set the Purchase Price at $450 net per Unit (subject to adjustment as set forth in this Offer to Purchase) in order to exceed the purchase price offered under the Apollo Tender Offer, and as required under the PIP General Tender Offer Agreement. The Purchase price is not intended to be indicative of any fair market value of the Units because it is difficult ascertain a fair market valuation. The Purchaser established the Purchase Price by analyzing a number of quantitative and qualitative factors including: (i) the absence of a significant number of recent secondary market resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the costs to the Purchaser associated with acquiring the Units; (iv) the administrative costs of continuing to own the Partnership's assets through a publicly registered limited partnership; (v) the possibility that Limited Partners may realize taxable income in excess of tax distributions from the Partnership in future years; (vi) the inability of Limited Partners to exercise effective control over the management of the Partnership through the annual election of the General Partner;
(vii) estimated transaction costs of completing the Offer; (viii) the real estate market generally; and (ix) the hardboard siding problem.

	Form 10-K states that "No public trading market exists or is expected to be established for the . . . Units." The General Partner established a Limited Liquidity Plan which provides
Limited Partners with the option, subject to certain conditions, to have their Units repurchased by the Partnership (or a person designated by the Partnership). Privately negotiated sales and sales through intermediaries currently are the only other means available to a Limited Partner to liquidate an investment in Units (other than offers to purchase, including the Offers) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. High and low sales prices of Units may be obtained through certain entities such as Partnership Profiles, Inc., an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Profiles, Inc. do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The most recent data reported by Partnership Profiles, Inc. (an independent third party source which reports sale information) indicates that 64 Units traded in the period from August 1, 1996 through September 30, 1996 at per Unit prices between $308.97 and $406.30 with a weighted average price of $334.72 per Unit.

	Although not necessarily an indication of value, the $450 Purchase Price is approximately a 34% premium over the $334.72 weighted average selling price for Units reported for the limited secondary market during the two month period ended September 30, 1996. In any case, the value of a Unit is difficult to determine, especially in light of the hardboard siding problem.
A table showing the high and low sale prices of the Units since August 1994 appears under Section 7 "Effects of the Offer -- Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act."

	Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be realized on a per Unit basis from a current sale of the Partnership's Properties or that may be realized upon a future liquidation of the Partnership. As stated in the Partnership's
Schedule 14D-9, E&Y Kenneth Leventhal Real Estate Group (Ernst & Young, LLP) ("EYKL") was retained as an advisor to the Special Committee. Based on an appraisal it performed, EYKL orally advised the Special Committee on November 4, 1996 that in EYKL's opinion the aggregate market value of the Partnership Properties is $44,200,000. EYKL also determined the current market value per Unit based on numerous factors and orally advised the Special Committee on November 4, 1996 that in its opinion the market value of a Unit is $683. EYKL did not perform procedures which would allow them to render an opinion as to the fairness of the transaction, nor did they take into account any potential impact of the hardboard siding problem.

	Purchaser is making this Offer pursuant to the PIP General Tender Offer Agreement, but the Purchaser is also making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of Limited Partners to sell their Units at a high price. Upon the liquidation of the Partnership, the Purchaser will benefit to the extent the amount per Unit it receives in the liquidation exceeds the Purchase Price, if any. Therefore, Limited Partners might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Limited Partners may prefer to receive the Purchase Price now rather than wait for uncertain future net liquidation proceeds. When the assets of the Partnership are ultimately sold, the return to Limited Partners could be higher or lower than the Purchase Price. Limited Partners are urged to consider carefully all of the information contained herein before accepting the Offer.

	Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

	14.	CONDITIONS OF THE OFFER.

	Notwithstanding any other provisions of this Offer and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its discretion (subject to the reasonable consent of the Partnership), the Purchaser shall not be required to accept for payment purchase or pay for, subject to Rule 14e-1(c) under the Exchange Act, any tendered Units (whether or not any Units have theretofore been accepted for payment or paid for pursuant to the Offer), and may terminate this Offer as to any Units not then paid for, if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and the Purchaser will be admitted as a Substituted Limited Partner, (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (including, if applicable, any consent required from the California Commissioner of Corporations pursuant to Section 25151 of the California Corporate Securities Law of 1968) necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained or (iii) the Partnership shall not have obtained the consent of Prudential Insurance Company of America (the "Lender") to the transaction contemplated hereby pursuant to those certain Deeds of Trust each dated November 17, 1987 and related Promissory Notes (the "Loan Documents") or the waiver of the Lender of the limitation on sales, transfers or other disposition of Partnership interest contained in the Loan Documents to the extent such apply to the transfers contemplated by this Offer. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend this Offer as to such Units if, at any time on or after the date of this Offer and before the acceptance of such Units for payment or the payment therefore, any of the following conditions exist:

	(a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United
States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other national or international crisis involving the United States, (iv) any limitation (whether or not mandatory) imposed by any governmental authority on, or any other event that might have material adverse significance with respect to, the nature or extension of credit by banks or other lending institutions in the United States, or
(v) in the case of any of the foregoing, a material acceleration or worsening thereof; or

	(b) any material adverse change (or any condition, event or development involving a prospective material adverse change) shall have occurred or be likely to occur in the business, prospects, financial condition, results of operations, properties, assets, liabilities, capitalization, partners' equity, licenses, franchises or businesses of the Partnership and its subsidiaries taken as a whole; or

	(c) there shall have been threatened, instituted or pending any action, proceeding, application, audit, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which (1) challenges the acquisition by the Purchaser of the Units or seeks to obtain any material damages as a result thereof, (ii) makes or seeks to make illegal, the acceptance for payment, purchase or payment for any Units or the consummation of this Offer, (iii) imposes or seeks to impose limitations on the ability of the Purchaser or any affiliate of the Purchaser to acquire or hold or to exercise full rights of ownership of the Units, including, but not limited to, the right to vote any Units purchased by them on all matters properly presented to the Limited Partners, (iv) may result in a material diminution in the benefits expected to be derived by the Purchaser or any of its affiliates as a result of the Offer, (v) requires divestiture by the Purchaser of any Units, (vi) might materially adversely affect the business, properties, assets, liabilities, financial condition operations, results of operations or prospects of the Partnership or the Purchaser or
(vii) challenges or adversely affects the Offer; or

	(d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action shall have been taken, by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer of waiting periods that has resulted, or in the reasonable good faith judgment of the Purchaser could be expected to result, in any of the consequences referred to in clauses (i) through (vii) of paragraph (c) above;
or

	(e) the Partnership or any of its subsidiaries shall have authorized, recommended, proposed or announced an agreement or intention to enter into an agreement, with respect to a merger, consolidation, liquidation or business consolidation, any acquisition or disposition of a material amount of assets or securities, or any comparable event, not in the ordinary course of business consistent with past practices; or

	(f) the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to the consummation of the purchase of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

	(g) the Purchaser shall become aware that any material right of the Partnership or any of its subsidiaries under any governmental license, permit or authorization relating to any environmental law or regulation is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer.

	The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

	15.	CERTAIN LEGAL MATTERS.

	Except as set forth in this Offer to Purchase, based on its knowledge of the Partnership Properties and the real estate industry affecting the Partnership Properties and its review of publicly available filings by the Partnership with the SEC and other publicly, available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be retired prior to the acquisition of Units by the Purchaser pursuant to this Offer as contemplated herein, other than (i) the filing of a Tender Offer Statement on Schedule 14D-1 (which has been filed) and any required amendments thereto, and (ii) obtaining the consent of the California Commissioner of Corporations to the transfer of the Units to the Purchaser pursuant to this Offer, including the filing of necessary forms requesting such consent included as part of the Transmittal Letter), if applicable. Should any such approval or other action be required, there can be no assurance that any such additional approval or action if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action in the event that such approvals were not obtained or such actions were not taken.

	APPRAISAL RIGHTS. Limited Partners will not have appraisal rights as a result of this Offer.

	STATE ANTI-TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, security holders, principal executive officers or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with this Offer, the Purchaser reserves the right to challenge the validity or applicability or any state law allegedly applicable to this Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to this Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

	ERISA. By executing and returning the Letter of Transmittal, a Limited Partner will be representing that either
(a) the Limited Partner is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or an entity deemed to hold "plan assets" within the meaning of 29.C.F.R. Section 2510.3-101 of any such plan; or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

	MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal
Reserve System and, accordingly, those regulations generally are not applicable to this Offer.

	ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

	16.	CERTAIN FEES AND EXPENSES.

	The Purchaser has retained Georgeson & Company Inc. to act as the Information Agent and IBJ Schroder Bank & Trust Company to act as Depositary in connection with this Offer. Pursuant to the PIP General Tender Offer Agreement, the Partnership has agreed to pay the Information Agent's and the Depositary's fees on behalf of the Purchaser for their services and has agreed to indemnify the Information Agent and the Depositary against certain liabilities and fees and expenses in connection herewith, including certain liabilities under the federal securities laws.

	As an inducement to the Purchaser to make this Offer, the Partnership has agreed, among other things, to disseminate, at the Partnership's expense, the Offer materials to the Limited Partners and others in accordance with the rules and regulations of the SEC. In addition, the Partnership has agreed to reimburse the Purchaser for all of its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with this Offer. The Partnership has also agreed to indemnify, defend, save and hold harmless the Purchaser, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from this Offer, the Apollo Tender Offer, and any related proceedings.

	17.	MISCELLANEOUS.

	This Offer is being made to all Limited Partners, beneficial owners and assignees, all to the extent known by the Purchaser.
The Purchaser is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. It the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to this Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of)
Limited Partners in such state.

	Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed with the SEC a Tender Offer Statement on Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in Section 9 ("Certain Information Concerning the Partnership").

	NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.


Dated:	November 8, 1996


				PIP PARTNERS - GENERAL, LLC,
				a California limited liability company

	APPENDIX A

	GLOSSARY OF DEFINED TERMS

	"Diller" means Sanford N. Diller, an individual.

	"Assignee" means a person who has purchased Units but has not yet been reflected on the Partnership's books as the record owner of such Units.

	"Beneficial Owner" means a Limited Partner in the case of Units owned by Individual Retirement Accounts or qualified plans.

	"Business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York, New York time, and any time period of business days will be computed in accordance with Rule 14d-l(c)(6) under the Exchange Act.

	"Code" means the Internal Revenue Code of 1986, as amended.

	"Commission" means the Securities and Exchange Commission.

	"Depositary" means IBJ Schroder Bank & Trust Company.

	"ERISA" means the Employee Retirement Income Security Act of
1974, as amended.

	"Exchange Act" means the Securities Exchange Act of 1934, as amended.

	"Expiration Date" has the meaning set forth in Section 1.

	"Form 10-K" means the Partnership's Form 10-K for the year ended December 31, 1995.

	"Form 10-Q" means the Partnership's Form 10-Q for the quarter ended June 30, 1996.

	"FTC" means the Federal Trade Commission.

	"General Partner" means Prometheus Development Co., Inc., a California corporation and the general partner of the Partnership.

	"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

	"Information Agent" means Georgeson & Company Inc.


	"IRA" means an individual retirement account.

	"Limited Liquidity Plan" means the provision in the Partnership Agreement (11.7) pursuant to which the Partnership is required to purchase up to 5% of the outstanding Units at 80% of their value (determined pursuant to an appraisal process), subject to certain availability restrictions based on the Partnership's cash from operations.

	"Limited Partner" means any owner of record of Unit(s).

	"Manager" means PromHill, Inc., a California corporation, and the manager of the Purchaser.

	"NASD" means the National Association of Securities Dealers,
Inc.

	"Offer" has the meaning set forth in the Introduction.

	"Offer to Purchase" means this Offer to Purchase dated
November 8, 1996.

	"Partnership" means Prometheus Income Partners, a California limited partnership.

	"Partnership Agreement" means the Second Amended and
Restated Limited Partnership Agreement of the Partnership.

	"Partnership Properties" means both the Alderwood Apartments and the Timberleaf Apartments.

	"Purchase Price" has the meaning set forth in the Introduction.

	"Purchaser" means PIP PARTNERS - GENERAL, LLC, a California limited liability company.

	"Substituted Limited Partner" means an assignee of a Limited Partner or a substituted Limited Partner who is admitted as a Limited Partner pursuant to the terms of the Partnership
Agreement.


	"TIN" means taxpayer identification number.

	"UBTI" means unrelated business taxable income.

	"Units" means units of limited partnership interest in the Partnership.

	SCHEDULE I

	EXECUTIVE OFFICERS AND DIRECTORS OF PROMHILL, INC.

	Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of the sole executive officer and director of PromHill, Inc., the Manager. Such person is a citizen of the United States.

	SANFORD N. DILLER. Mr. Diller beneficially owns the Manager, and has been an officer and director of PromHill, Inc. since September 24, 1985. Mr. Diller has also been the President, Secretary and a director of the General Partner since October 10, 1980, and Mr. Diller founded the General Partner and beneficially owns the General Partner. Mr. Diller received his undergraduate education at the University of California at Berkeley and his Doctor of Jurisprudence from the University of San Francisco. He has been an attorney since 1953. Since the mid-1960's, Mr. Diller has been involved in the development and/or acquisition of more than 70 properties, totaling approximately 13,000 residential units and over two million square feet of office space. Mr. Diller's business address is 350 Bridge Parkway, Redwood City, California, 94065-1517.

	Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to the Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before 12:00 midnight, New York, New York time, on Monday, December 9, 1996.

	The Depositary

By Mail/Hand/Overnight Delivery:

IBJ Schroder Bank & Trust Company
Telephone: (212) 858-2103
Facsimile: (212)858-2611

BY MAIL:
Bowling Green Station
New York, New York 10274-0084
ATTN: Reorganization Operations Department

BY HAND DELIVERY OR OVERNIGHT
One State Street
New York, NY 10004
ATTN:  Securities Processing Window, Sub-Cellular One


The Information Agent

For Additional Information Call:

GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005

(800) 223-2064









	EXHIBIT (a)(2)

LETTER OF TRANSMITTAL
    TO
TENDER UNITS OF LIMITED PARTNERSHIP INTEREST
    OF
PROMETHEUS INCOME PARTNERS

PURSUANT TO THE OFFER TO PURCHASE DATED NOVEMBER 8, 1996
    BY
PIP PARTNERS - GENERAL, LLC



Number of (*)                              Purchase Price
Units Tendered                                Per Unit
                                                 $450

			(*)	If no indication is marked above, all Units
issued to you will be deemed to have been tendered.

Please indicate changes or corrections to the address printed above.


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
MIDNIGHT, NEW YORK, NEW YORK  TIME, ON MONDAY, DECEMBER 9, 1996
(THE "EXPIRATION DATE") UNLESS SUCH OFFER IS EXTENDED.

	The undersigned hereby tender(s) to PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), the number of units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership") specified below, pursuant to the Purchaser's offer to purchase up to 9,000 of the issued and outstanding Units at a purchase price of $450 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996 (the "Offer to Purchase") and this Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer"), as more fully described in the Offer to Purchase. The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to 12:00 midnight, Los Angeles, California time, on December 9, 1996 (the "Expiration Date"). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a holder of Units pursuant to the Offer in respect of tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT
BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS OR PARTNERSHIP TRANSFER FEES WILL BE BORNE BY
THE PURCHASER. Receipt of the Offer to Purchase is hereby acknowledged. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase.

	By executing and delivering this Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and designees of the Purchaser and each of them as such Limited Partner's proxies, with full power of substitution, in the manner set forth in this Letter of Transmittal to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed (and, if given or executed will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for a Unit to be deemed validity tendered, immediately upon the Purchaser's payment for such Unit, the Purchaser must be able to exercise full voting rights with respect to such Unit and other securities, including voting at any meeting of Limited Partners.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact, each with full power of substitution to the extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Limited Partner with respect to such Unit will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership books maintained by the transfer agent and registrar for the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Limited Partner's agent) of the Purchase Price, to become a substitute Limited Partner, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the general partner of the Partnership (the "General Partner") a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which-the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner, and (v) if legal title to the Units is held through an IRA or KEOGH or similar account, the Limited Partner understands that this Letter of Transmittal must be signed by the custodian of such IRA or KEOGH account and the Limited Partner hereby authorizes and directs the custodian of such IRA or KEOGH to confirm this Letter of Transmittal. This Power of Attorney shall not be affected by the subsequent mental disability of the Limited Partner, and the Purchaser shall not be required to post bond in any nature in connection with this Power of Attorney.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. The Purchaser will seek to be admitted to the Partnership as a substitute Limited Partner upon consummation of the Offer.

	By executing this Letter of Transmittal, the undersigned represents that either (a) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1947, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R.
Section 2510.3-101 of any such plan; or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

	The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not properly withdrawn.

	The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in Section 2 ("Proration; Acceptance for Payment and Payment for Units") and Section 14 ("Conditions of the Offer") of the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchaser. Except as stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable, provided Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.


IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS ATTACHED THERETO.


	SIGNATURE BOX
	Please sign exactly as your name is printed (or corrected) above. For joint owners, each joint owner must sign. If signed by the registered holder(s) of the units and payment is to be made directly to that holder(s) or Eligible Institution, then no signature guarantee is necessary. In all other cases, all signatures must be guaranteed by an Eligible Institution. (See Instruction 2.) The signatory hereto hereby certifies under penalties of perjury the Taxpayer Identification Number furnished in the blank provided in this Signature Box and the statements in Box A, Box B and, if applicable, Box C. The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns the Units tendered hereby and has full power and authority to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claims and that the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except an stated in Section 4 ("Withdrawal Right") of the offer to Purchase, this tender is irrevocable.


X
(Signature of Owner)        (Date)



Taxpayer Identification Number of owner (other than IRA'S)



(Signature of Co-Owner)	(Date)


___________________________
(Title)

Telephone (Day)(___)___________  Telephone (Eve)  (___)________


	Guarantee of Signature (If required. SEE INSTRUCTION 2).

Name of Firm:

Authorized Signature:



	TAX CERTIFICATIONS

	BOX A
	SUBSTITUTE FORM W-9
	(See Instruction 3)

	The person signing this Letter of Transmittal hereby certifies the following to the Purchaser under penalties of perjury:

	(i)	The Taxpayer Identification Number ("TIN") furnished
in the space provided for that purpose in the Signature Box of this Letter of Transmittal is the correct TIN of the Limited Partner, unless the Units are held in an Individual Retirement Account ("IRA"); or if this box [ ] is checked, the Limited
Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited
Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service ("IRS") Center or Social Security Administration Office, or (b) the Limited Partner intends to mail or deliver an application in the near future, it is hereby understood that if the Limited Partner does not provide a TIN to the Purchaser within sixty (60) days 31% of all reportable payments made to the Limited Partner thereafter will be withheld until a TIN is provided to the Purchaser; and

	(ii)	Unless this box [  ] is checked, the Limited Partner
is not subject to backup withholding either because the Limited
Partner: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Limited Partner is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.

Note:	Place an "X" in the box in (ii) above, if you are unable to
certify that the Limited Partner is not subject to backup withholding.

	BOX B
	FIRPTA AFFIDAVIT
	(See Instruction 3)

	Under Section 1445(c)(5) of the Code and Treas Reg. 1.1445-IIT(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interest plus cash or cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the Limited Partner's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

	(i)	Unless this box [   ] is checked, the Limited Partner,
if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Income Tax Regulations);

	(ii)	The Limited Partner's U.S. social security number (for
individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the back of this Letter of Transmittal; and

	(iii)	The Limited Partner's home address (for individuals),
or office address (for non-individuals), is correctly printed (or corrected) on the back of this Letter of Transmittal.  If a
corporation, the jurisdiction of incorporation is
____________________________.

	The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.
	BOX C
	SUBSTITUTE FORM W-8
	(See Instruction 3)

	By checking this box [   ] the person signing this Letter of
Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under U.S. federal income tax laws, because the Limited Partner:

	(i)	Is a nonresident alien or a foreign corporation,
partnership, estate or trust;

	(ii)	If an individual, has not been and plans not be
present in the U.S. for a total of 183 days or more during the calendar year; and

	(iii)	Neither engages, nor plans to engage, in a U.S. trade
or business that has effectively connected gains from transactions with a broker or barter exchange.


	For Units to be accepted for purchase, Limited Partners should complete and sign this Letter of Transmittal in the Signature Box and return it in the self-addressed, postage-paid envelope enclosed, or by hand or overnight courier to: IBJ
SCHRODER BANK & TRUST COMPANY, Bowling Green Station, New York, New York, 10274-0084, ATTN: Reorganization Operations Department or by Facsimile to: (212) 858-2103. Delivery of this Letter of Transmittal or any other required documents to an address other than the one set forth above or transmission via facsimile other than as set forth above does not constitute valid delivery.

	PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THIS
LETTER OF TRANSMITTAL AND BOXES A, B AND C ABOVE.

(Department of Corporations Use Only)
Fee Paid $
Receipt No.


Department of Corporations File No.
504 8254
(Insert file no. of previous filings before the Dept., if any)


FEE: $  20.00
(To be completed by applicant. The required fee is $20 per transferor (Sec. 25608(m)., Corp. Code).)


Date of Application:


	DEPARTMENT OF CORPORATIONS
	STATE OF CALIFORNIA

	APPLICATION FOR CONSENT TO TRANSFER SECURITIES PURSUANT TO
	SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968

This represents (check appropriate box):
[ X ] The initial filing.     [   ] An amendment to
                              application dated ________________

THE SECURITIES PROPOSED TO BE TRANSFERRED ARE SUBJECT TO (CHECK
APPROPRIATE BOX)
		[ X ] LEGEND CONDITION.	[   ] ESCROW CONDITION.

1.	(a)	Name of Issuer:	PROMETHEUS INCOME PARTNERS
	(b)	Former Name, if any:

2.	Description of securities proposed to be transferred:
(State title of each class of securities (e.g., Class A Common Stock). If rights, warrants and options are listed, also specify the securities to be transferred upon exercise thereof. If securities are to be pledged, so state.)

			UNITS OF LIMITED PARTNERSHIP INTEREST


3.	Name and address of each transferor (if space is
insufficient, incorporate and attach additional sheets):


                                    Aggregate number or amount
                                     of securities proposed to
Name            Address          transferred by each transferor:





                                               Total:

4.	Name and address of each proposed transferee (if space is
insufficient, incorporate and attach additional sheets):


                                      Aggregate number or amount
                                       of securities proposed to
                               be transferred to each transferee:

Name                       Address

PIP PARTNERS-GENERAL,LLC   350 BRIDGE PARKWAY,
                           REDWOOD CITY, CA 94065-1517

                                                      Total:
260.151(a)  (1/93)

5.	Address of principal executive office of Issuer:

350 BRIDGE PARKWAY	REDWOOD CITY	CA       94065-1517
(Number and Street)	(City)		(State)  (Zip Code)


6.	Name and address of person to whom correspondence regarding
this application should be directed:
	SAMUEL H. GRUENBAUM, ESQ., COX, CASTLE & NICHOLSON, LLP,
   	2049 CENTURY PARK EAST, #2800, LOS ANGELES, CA 90067

7.	There are attached hereto as exhibits statements by each of
the proposed transferees in the form required by Section 260.151 of Title 10 of the California Code of Regulations. (Note: Upon request, such statements will be treated as confidential by the Commissioner, subject to the provisions of Section 250.10, Title 10, California Code of Regulations.)

8.	(Check appropriate box)

	[ X ](a)	There are no restrictions upon the transfer of
the securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations.

	[    ](b)	There are restrictions upon the transfer of the
securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations which are described in an exhibit attached hereto and incorporated herein by reference. Such restrictions have been complied with so as to make the transfer to the proposed transferees valid and are known to the proposed transferees.

9.	No portion of the consideration to be given by the
transferees of the securities will be for the direct or indirect benefit of the Issuer identified in Item 1. (If the Issuer is to benefit from proposed transfer, See Section 25011 of the Corporate Securities Law of 1968 and Section 260.011 of Title 10 of the California Code of Regulations. Qualification of the transaction may be required.)

10.	Execution Instructions:

	If a transferor is other than an individual, the name of the entity should be typed or printed above the signature line exactly as shown in Item 3. The signature should show the name and title of the person authorized to sign for such transferor.

	I/We certify (or declare) under penalty of perjury under the laws of the State of California that I/we have read this application and know the contents thereof, and that the statements therein are true and correct.

Executed at
                  (Place)				(Date)

	(If the transferor is other than an individual, give the name of the entity and the name and title of the person executing the application on behalf of such entity.)





(Signature of Transferor)               (Signature of Transferor)


(Signature of Transferor)               (Signature of Transferor)


(Signature of Transferor)               (Signature of Transferor)


	INSTRUCTIONS FOR COMPLETING LETTER OF TRANSMITTAL
	Forming Part of the Terms and Conditions of the Offer



	ASSISTANCE IN COMPLETING THE LETTER OF TRANSMITTAL,
	CALL: GEORGESON & COMPANY INC. at (800) 223-2064


	1.	DELIVERY OF LETTER OF TRANSMITTAL.  For convenience in
responding to the Offer, a self-addressed, postage-paid envelope had been enclosed with the Offer to Purchase. However, to ensure receipt of the Letter of Transmittal, it is suggested that you use an overnight courier or, if the Letter of Transmittal is to be delivered by United States mail, that you use certified or registered mail, return receipt requested.

		To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before the Expiration Date, 12:00 Midnight, Los Angeles,
California time on Monday, December 9, 1996, unless extended.
LETTERS OF TRANSMITTAL WHICH HAVE BEEN DULY EXECUTED, BUT WHERE
NO INDICATION IS MARKED IN THE "NUMBER OF UNITS TENDERED" COLUMN,
SHALL BE DEEMED TO HAVE TENDERED ALL UNITS PURSUANT TO THE OFFER.
Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered.

	BY MAIL:			IBJ Schroder Bank & Trust Company
					Bowling Green Station
					New York, NY 10274-0084
					ATTN: Reorganization Operations Department
     Telephone: (212) 858-2103


	BY HAND DELIVERY OR
	OVERNIGHT COURIER:	IBJ Schroder Bank & Trust Company
					One State Street
					New York, NY 10004
     ATTN: Securities Processing Window, Sub-Cellular One
					Telephone: (212) 858-2103
    	Facsimile		(212) 858-2611

	FOR ADDITIONAL
	INFORMATION CALL:	GEORGESON & COMPANY INC.
					Wall Street Plaza
					New York, NY 10005
					Telephone: (800) 223-2064

	THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING LIMITED PARTNER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. IF TENDERING BY FACSIMILE, PLEASE TRANSMIT BOTH THE FRONT AND BACK
OF THE LETTER OF TRANSMITTAL AND THE TAX CERTIFICATION PAGE AND MAIL THE ORIGINAL COPIES OF SUCH PAGES TO THE DEPOSITARY AT THE ADDRESS LISTED ABOVE.

		All tendering holders of Units, by execution of this Letter of Transmittal or facsimile hereof, waive any right to receive any notice of the acceptance of their Units for payment.


IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS ATTACHED THERETO.


	2.	SIGNATURES.  All Limited Partners must sign in the
Signature Box on the back of the Letter of Transmittal. If the Units are held in the names of two or more persons, all such persons must sign the Letter of Transmittal. When signing as a general partner, corporate officer, attorney-in-fact, executor, custodian, administrator or guardian, please give full title and send proper evidence of authority satisfactory to the Purchaser with this Letter of Transmittal. With respect to most trusts, the Partnership will generally require only the named trustee to sign the Letter of Transmittal. For Units held in a custodial account for minors, only the signature of the custodian will be required.

	For IRA custodial accounts, the beneficial owner should return the executed Letter of Transmittal to the Depositary as specified in Instruction 1 herein. Such Letter of Transmittal will then be forwarded by the Depositary to the custodian for additional execution. Such Letter of Transmittal will not be considered duly completed until after it has been executed by the custodian.

	If any tendered Units are registered in different names, it will be necessary to complete, sign and submit as many separate letters of Transmittal as there are different registrations of certificates.

	If the Letter of Transmittal is signed by the registered holder of the Units tendered herewith and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

	3.	U.S. PERSONS.  A Limited Partner who or which is a
United States citizen OR a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "United States Persons") as those terms are defined in the Code and Income Tax Regulations, should follow the instructions below with respect to certifying Boxes A and B (on the reverse side of the Letter of Transmittal).

	TAXPAYER IDENTIFICATION NUMBER. To avoid 31% federal income tax backup withholding, the Limited Partner must furnish his, her or its TIN in the blank provided for that purpose on the back of the Letter of Transmittal and certify under penalties of perjury Box A, B and, if applicable, Box C.

WHEN DETERMINING THE TIN TO BE FURNISHED, PLEASE REFER TO THE
FOLLOWING NOTE AS A GUIDELINE:

		NOTE: INDIVIDUAL ACCOUNTS should reflect their own TIN. JOINT ACCOUNTS should reflect the TIN of the person whose name appears first. TRUST ACCOUNTS should reflect the TIN assigned to the Trust. IRA CUSTODIAL ACCOUNTS should reflect the TIN of the custodian. CUSTODIAL ACCOUNTS FOR THE BENEFIT OF
MINORS should reflect the TIN of the minor.  CORPORATIONS OR
OTHER BUSINESS ENTITIES should reflect the TIN assigned to that entity. If you need additional information, please see the enclosed copy of the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

SUBSTITUTE FORM W-9 - BOX A.

(i)	In order to avoid 31% federal income tax backup withholding, the Limited Partner must provide to the Purchaser in the blank provided for that purpose on the back of the Letter of Transmittal the Limited Partner's correct TIN and certify, under penalties of that such Limited Partner is not subject to such backup withholding. The TIN being provided on the Substitute
Form W-9 is that of the registered Limited Partner as indicated on the back of the Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the IRS, in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

(ii)	DO NOT CHECK THE BOX IN BOX A, PART (ii), UNLESS YOU HAVE
BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP
WITHHOLDING.


FIRPTA AFFIDAVIT - BOX. B. To avoid withholding of tax pursuant to Section 1445 of the Code, each Limited Partner who or which is a United States Person (as defined in Instruction 3 above) must certify, under penalties of perjury, the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. CHECK THE BOX IN BOX B, PART (ii) ONLY IF YOU ARE NOT A U.S. PERSON, AS DESCRIBED THEREIN.

	4.	FOREIGN PERSONS - BOX C. In order for a Limited
Partner who is a foreign person (i.e., not a United States Person as defined in Instruction 3 above) to qualify as exempt from 31% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal attesting to that foreign person's status by checking the box in such statement. UNLESS SUCH BOX IS CHECKED, SUCH FOREIGN PERSON WILL BE SUBJECT TO 31% WITHHOLDING OF TAX UNDER SECTION 1445 OF THE CODE.

	5.	APPLICATION FOR CONSENT TO TRANSFER SECURITIES
PURSUANT TO SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968. All Limited Partners must complete Item 3 and the sign the Application on the back. If the Units are held in the names of two or more persons, all such persons must sign the Application. When signing on behalf of an entity, please give the name of the entity and the name and full title of the person executing the Application on behalf of such entity.

	6.	CONDITIONAL TENDERS.  No alternative, conditional or
contingent tenders will be accepted.

	7.	VALIDITY OF LETTER OF TRANSMITTAL.  All questions as
to the validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal will be determined by the Purchaser and such determination will be final and binding.
The Purchaser's interpretation of the terms and conditions of the Offer (including these instructions for the Letter of Transmittal) also will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders must be cured within such time as the Purchaser shall determine unless waived by it.

	The Letter of Transmittal will not be valid unless and until any irregularities have been cured or waived. Neither the Purchaser nor the Information Agent or the Depositary is under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

	8.	ASSIGNEE STATUS.  Assignees must provide documentation
to the Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

	9.	INADEQUATE SPACE.  If the space provided herein is
inadequate, the numbers of Units and any other information should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.

	Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005

(800) 223-2064





















	EXHIBIT (a)(3)

PIP PARTNERS - GENERAL, LLC
350 Bridge Parkway
Redwood City, California 94065-1517

	November 8, 1996
	$450 PER UNIT OFFER TO PURCHASE

To Limited Partners in Prometheus Income Partners:

	PURSUANT TO THE PIP GENERAL TENDER OFFER AGREEMENT, PIP PARTNERS - GENERAL, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY, AND AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP (THE "PURCHASER"), IS OFFERING TO PURCHASE UP TO 9,000 OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST (THE "UNITS") IN PROMETHEUS INCOME PARTNERS (THE "PARTNERSHIP") FOR A CASH PURCHASE PRICE OF $450 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED OFFER TO PURCHASE DATED NOVEMBER 8, 1996 AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

	As an inducement to the Purchaser to make this Offer, the Partnership has agreed, among other things, to disseminate, at the Partnership's expense, the Offer materials to the Limited Partners and others; to reimburse the Purchaser for all of its costs, fees and expenses incurred in connection with this Offer; and to indemnify the Purchaser, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from, among other things, this Offer, a competing offer made by an affiliate of Apollo Realty Advisers ("Apollo Tender Offer"), and any related proceedings.

	Unless extended by the Purchaser, the Offer is effective until midnight, New York, New York time, on December 9, 1996. Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered. The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

	In reviewing the Offer, please note:

-	The purpose of the Offer is to allow Limited Partners who
have a current or anticipated need or desire for liquidity to tender all or a portion of their Units to the Purchaser, an affiliate of the General Partner, at a higher price than the Apollo Tender Offer. This will also allow the General Partner to continue as the general partner of the Partnership and, in the best interests of the Limited Partners who continue as such after consummation of this Offer, manage the Partnership's business and affairs in order for the Partnership to obtain the benefit of the General Partner's vast experience and knowledge in dealing with apartment projects such as those owned by the Partnership, including dealing with the hardboard siding problem currently effecting the Partnership Properties. The aim of the foregoing is to protect the Partnership Properties, maximize their value, and maximize the value of the Units. The Purchaser is an affiliate of the General Partner and other entities that do business with the Partnership. The Purchaser intends that the Partnership continue these relationships. The Purchaser does not have current plans for any extraordinary transaction involving the Partnership.

	-	No Commissions and No Transfer Fees.  The Purchaser
will pay any transfer fees charged by the Partnership in connection with transferring the ownership of your Units pursuant to the Offer and you will not incur any commissions in connection with tendering your Units pursuant to the Offer.

	-	No More K-1 Reporting Costs if You Sell All of Your
Units. If you sell all of your Units you will avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units.

	You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taken into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer. if you desire additional information regarding the Offer or need assistance in tendering your Units, you may call GEORGESON & COMPANY INC., which is acting as Information Agent for the Offer, at (800) 223-2064. Informed and courteous agents are available to assist you.


			PIP PARTNERS - GENERAL, LLC, a California limited liability company









	EXHIBIT (b)(1)

Bank of America







November 1, 1996

Mr. Sanford N. Diller
ATTN: John E. Ghio
350 Bridge Parkway
Redwood City, CA  94065-1517


Dear Mr. Diller:

Thank you for the opportunity to consider your recent application for credit. We have carefully reviewed your request and based on our long relationship and your financial capacity believe we could issue a line of credit in the amount of $10,000,000.00.
The terms and conditions would be typical for this type of facility.

Bank of America values your business and I look forward to working with you on this credit. I will be contacting you shortly to discuss the structure of this loan in more detail. However, please feel free to contact me should you have any questions.

Sincerely,

Bank of America NT & SA



Bill Herrera
Regional Vice President
















	EXHIBIT (b)(2)

Bank of America





November 7, 1996

VIA FACSIMILE

Mr. Sanford N. Diller
ATTN: John E. Ghio
350 Bridge Parkway
Redwood City, CA  94065-1517


Dear Mr. Diller:

Thank you for the opportunity to consider your recent application for credit. We have carefully reviewed your request and based on our long relationship and your financial capacity believe we could issue a line of credit in the amount of $10,000,000.00 under the following terms. The line of credit will be annually renewable, at Bank of America's Reference Rate plus 1.0%, origination fee of 1.0% of commitment amount, and other applicable fees customary for this type of credit facility.

Bank of America values your business and I look forward to working with you on this credit. I will be contacting you shortly to discuss the structure of this loan in more detail. However, please feel free to contact me should you have any questions.

Sincerely,

Bank of America NT & SA



Michael Gallagher
Vice President
















	EXHIBIT (c)

	AGREEMENT TO MAKE TENDER OFFER

	This Agreement, dated as of November 4, 1996, is entered into between PROMETHEUS INCOME PARTNERS, a California Limited
Partnership (the "Partnership"), and PIP PARTNERS - GENERAL, LLC, a California limited liability company ("PIP General").


	AGREEMENT

	The parties, intending to be legally bound hereby, agree as follows:

1.	The PIP General Tender Offer

	1.1	The Terms of the PIP General Tender Offer

	PIP General agrees that on the Commencement Date (as defined below), PIP General shall make a tender offer on United States Securities and Exchange Commission ("SEC") Schedule 14D-1 Tender Offer Statement and related offers and documentation
(collectively the "PIP General Tender Offer") and file the same in accordance with the SEC's rules and regulations governing tender offers. The terms and conditions of the PIP General
Tender Offer shall be as follows:

		a.	A purchase price of $450 in cash for each unit of
limited partnership interest (the "Units") of the Partnership;

		b.	The offer will commence on November 7, 1996, or
as soon thereafter as practicable ("Commencement Date"), and will expire no sooner than 20 business days following the Commencement
Date, unless extended in the sole discretion of PIP General;

		c.	There will be no minimum number of Units required
to be tendered by holders of Units (the "Limited Partners");

		d.	The maximum number of Units that PIP General will
accept will be 9,000 Units representing 47.4% of all of the outstanding Units, or such lesser number as necessary in order to avoid termination of the Partnership under 708 of the Internal
Revenue Code of 1986, as amended, or as otherwise prohibited under the Partnership Agreement of the Partnership (the
"Partnership Agreement");

		e.	The purchase price payable by PIP General will be
offset by Partnership distributions made or declared to a selling
Limited Partner after the Commencement Date;

		f.	Each tendering Limited Partner will also grant to
PIP General a proxy to vote the tendered Units, similar to the proxy granted in the tender offer made by Prom Investment
Partners, L.L.C., a Delaware limited liability company, in connection with that certain Schedule 14D-1, dated October 18, 1996 (the "Apollo Tender Offer");

		g.	PIP General will reserve the right to extend,
terminate, amend and/or modify the PIP General Tender Offer at any time, subject to the reasonable consent of the Partnership;
and

		h.	The PIP General Tender Offer may be conditioned
upon (i) the same conditions as the Apollo Tender Offer, except for the condition contained therein that requires a minimum number of Units to be tendered, and (ii) the Partnership obtaining the consent to the transfers of Units contemplated hereby from the lender pursuant to those certain Deeds of Trust secured by the Partnership's properties and related Promissory
Notes (the "Loan Documents") or the waiver by such lender of the limitation on sales, transfers or other dispositions of Partnership interests contained in the Loan Documents to the extent such apply to the transfers contemplated by this Agreement.

	1.2	Recommendation by Partnership.  The Partnership will
file with the SEC a Schedule 14D-9 on November 4, 1996 in which the Partnership will recommend to its Limited Partners that those of the Limited Partners wishing to sell their Units should tender same to PIP General pursuant to the PIP General Tender Offer.

	1.3	Partnership Dissemination of PIP General Tender
Offer/Reimbursement of Expenses. The Partnership will, among other things, do the following:

		a.	On the Commencement Date or as soon as
practicable thereafter, promptly disseminate the PIP General Tender Offer materials to the Limited Partners and others in accordance with SEC's rules and regulations, at the Partnership's expense; and

		b.	Upon commencement of the PIP General Tender Offer
and from time to time thereafter as requested by PIP General, shall reimburse PIP General for all of its legal, accounting, printing, filing, copying, mailing, solicitation, and all other costs, fees, and expenses incurred in connection with this Agreement and the preparation and review of all schedules, forms, disclosure statements, offers, transmittals, reports, press releases, letters, memoranda, and any and all other documents or communications utilized in connection with the PIP General Tender
Offer, the partnership's response to the Apollo Tender Offer, whether or not filed with the SEC or delivered to Limited
Partners, and any other actions taken in connection with any of the foregoing. The Partnership will promptly reimburse PIP
General for the above expenses as incurred upon submission by PIP
General of requests for payment along with reasonable evidence of such expenses.

	1.4	Information Agent/Depositary.  PIP General shall
select such information agent/depositary to be utilized in connection with the PIP General Tender Offer, subject to the Partnership's reasonable approval.

	1.5	Communications/Press Releases.  All press releases and
other communications from PIP General to Limited Partners in connection with the PIP General Tender Offer shall be subject to the prior review and reasonable approval of the Partnership.

	1.6	Cooperation.  The Partnership will provide at its
expense to PIP General and its agents and representatives, as requested, copies of the partnership agreement of the Partnership currently in effect (the "Partnership Agreement") and amendments thereto, financial information related to the Partnership that is otherwise public, partner information and addresses, and all SEC and other governmental reports and filings concerning the Partnership, to the extent the same are pertinent to the contents of the PIP General Tender Offer. PIP General will provide, at the Partnership's expense, to the Partnership and its agents and representatives: (a) copies for approval by the Partnership of all SEC and other governmental reports and filings concerning the PIP General Tender Offer, as well as drafts of the PIP General Tender Offer, prior to the filing of the same with the SEC, and
(b) information about PIP General and the officers, directors, members, agents and representatives to the extent the same relates to (i) such persons' experience in the development, construction, and management of real estate projects, including dealings with hardboard sidings problems of the type being suffered by the Partnership, and (ii) other background information required pursuant to Schedule 14D-1 or 14D-9.

2.	Conditions to PIP General's Obligations.

	The obligations of PIP General to commence and effect the closing of the PIP General Tender Offer (the "Closing") shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by PIP General:

	2.1	No Injunction.  There shall not be in effect any
injunction, order or decree of a court of competent jurisdiction that restrains, prohibits or delays the PIP General Tender Offer.

	2.2	Representations, Warranties and Agreements.  (a)  The
representations and warranties of the Partnership set forth in this Agreement shall be true and correct in all material respects as of the Commencement Date and the date of Closing under the PIP Tender Offer, except to the extent such representations and warranties expressly relate to an earlier date, and (b) the Partnership shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

	2.3	No Breach or Conflicts.  There shall not be (a) any
violation of any provision of the Partnership Agreement or (b) any violation, conflict with, default or breach (or event, which notice or lapse of time or both, would constitute a default or breach) under any material agreement, contract, instrument, deed of trust or commitment to which the Partnership is party or by which it or its properties is bound or affected or (c) any violation of any statute or law or any judgment, decree, order, regulation or rule of any court or other governmental body applicable to the Partnership.

3.	Conditions to The Partnership's Obligations.

	The obligations of the Partnership to fulfill the obligations under sections 1.3, 1.6 and 7 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by the
Partnership:

	3.1.	Representations, Warranties and Agreements.  (a)  The
representations and warranties of PIP General set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and (b) PIP General shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

4.	Representations and Warranties of the Partnership.

	The Partnership represents and warrants to PIP General that the Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of California; the Partnership has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Partnership, and this Agreement constitutes a valid and binding obligation of the Partnership, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity.

5.	Representations and Warranties of PIP General.

	PIP General represents and warrants to the Partnership that PIP General is a limited liability company duly organized, validly existing and in good standing under the laws of California; PIP General has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of PIP General, and this Agreement constitutes a valid and binding obligation of PIP General, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity. It is PIP General's intent to continue the "corporate" policy of the Partnership in effect presently.

6.	Covenants and Other Agreements.

	6.1	Access.  Between the date of this Agreement and the
consummation of the PIP General Tender Offer, the Partnership shall (a) give PIP General and its authorized representatives full access to all offices and other facilities and properties of the Partnership and to the books and records of the Partnership, (b) permit PIP General to make inspections thereof, and (c) cause its officers and its advisers (including, without limitation, its auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish PIP General with such financial and operating data and other information with respect to the business and properties of the Partnership, and to discuss with PIP General and its authorized representatives the affairs of the Partnership, all as PIP General may from time to time reasonably request, except in no event shall the Partnership be obligated to do any of the foregoing if such should result in the waiver, in whole or in part, of the Partnership's attorney-client privilege as to any matter.

7.	Indemnification.

	The Partnership shall indemnify, defend, save, and hold harmless without limitation PIP General, its officers, directors, members, shareholders, partners, employees, affiliates, attorneys, agents and representatives (collectively the "Indemnitees") from and against any and all demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages (including, but not limited to, travel costs, attorneys' fees and costs, associated expert fees and discovery costs of whatever nature) relating to, associated with or arising from any of the following: (a) the PIP General Tender Offer; (b) any investigation by any state or federal governmental authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (c) any administrative proceedings conducted by state or federal authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (d) any suits, legal proceedings, or other actions by any of the Limited Partners of the Partnership, whether directly or derivatively, and regardless of whether individually or as a class, relating to the PIP General Tender Offer or the Apollo Tender Offer; (e) any actions by either the bidder under the Apollo Tender Offer, any agent, representative or affiliate of such bidder, or any person associated with the bidder or such other persons under the Apollo Tender Offer; and (f) any proceedings relating to the foregoing. Any Indemnitee may defend itself with legal counsel selected by such Indemnitee and reasonably approved by the Partnership.

8.	Miscellaneous.

	8.1	Jurisdiction.  Any action or proceeding seeking to
enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of California, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

	8.2	Captions.  The captions in this Agreement are for
convenience of reference only and shall not be given any effect in the interpretation of this Agreement.

	8.3	No Waiver.  The failure of a party to insist upon
strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

	8.4	Exclusive Agreement; Amendment.  This Agreement
supersedes all prior agreements, understandings, arrangements, whether written or oral, between the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement between the parties with respect thereto. This Agreement cannot be changed or terminated except by a written instrument executed by the party or parties against whom enforcement thereof is sought; provided, however, nothing contained herein will modify, limit or in any way affect the provisions in the Partnership Agreement of the Partnership, and the rights and obligations of the General Partner and the Partnership, with regard to any matters contained in the Partnership Agreement, including, but not limited to, the rights of the General Partner and its affiliates to reimbursement of expenses and other items and indemnification as provided for in the Partnership Agreement.

	8.5	Counterparts.  This agreement may be executed in
counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

	8.6	Governing Law.  This agreement and (unless otherwise
provided) all amendments hereof and waivers and consents hereunder shall be governed by the law of the State of California without giving effect to any conflict of law provisions.

	8.7	Attorneys' Fees.  In any action or proceeding brought
by a party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding (including, but not limited to, attorneys' fees and expenses and expert witness fees).

	(signatures on next page)













	IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year shown opposite their signatures.


PROMETHEUS INCOME PARTNERS,
a California limited partnership

By:	Prometheus Development Co., Inc.,
	a California corporation
	Its general partner


By: _________________________
Its:_________________________


PIP PARTNERS - GENERAL, LLC,
a California limited liability company

By:


By:__________________________
Its:_________________________











	EXHIBIT (g)

	SECOND AMENDED AND RESTATED
	LIMITED PARTNERSHIP AGREEMENT OF
	PROMETHEUS INCOME PARTNERS
	A CALIFORNIA LIMITED PARTNERSHIP

	THIS SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is made by and among Prometheus Development Co., Inc., a California corporation, as the General Partner, and Prom XX, Inc., a California corporation, as the Initial Limited Partner, and the parties admitted as Limited Partners.

	RECITALS

	Alderwood Apartments, Ltd., a California Limited Partnership (the "Partnership"), was organized under the California Revised Limited Partnership Act and under a Limited Partnership
Agreement, dated as of April 15, 1985 (the "Original Agreement"), with Prometheus Partners-Alderwood Apartments, Ltd., a California Limited Partnership, as its general partner. Prometheus
Development Co., Inc. was added as a general partner of the Partnership on September 2, 1986. Upon the withdrawal of the Partnership's original general partner, Prometheus Development
Co., Inc. became the sole general partner of the Partnership on September 4, 1986. The Partnership's name was changed to
Prometheus Development/Income Partners, a California Limited Partnership, in September 1986. In December 1986, the
Partnership's name was changed to Prometheus Income Partners, a California Limited Partnership.

	The General Partner and the Initial Limited Partner entered into the First Amended and Restated Limited Partnership
Agreement, dated as of September 19, 1986 (the "Amended
Agreement"), under which the Original Agreement was amended to provide for the public sale of Units.

	The General Partner has contributed $1,000 to the capital of the Partnership. The Initial Limited Partner has contributed $10 to the capital of the Partnership and shall withdraw as a Limited Partner and have its interest redeemed at cost upon the admission of additional Limited Partners.

	The Partnership plans to develop, to hold, and ultimately to sell two multi-family apartment complexes located in Santa Clara, California. The principal investment objectives of the Partnership are to preserve and protect the Partnership's capital, to obtain capital appreciation from the effective management and sale of the Properties, and to provide "tax sheltered" distributions of cash from operations beginning in 1987.

	The Partners now desire to amend and restate the Amended
Agreement.

	NOW, THEREFORE, the Partnership's amended and restated partnership agreement is set forth in its entirety as follows:


	ARTICLE 1

	DEFINITIONS

	As used in this Agreement, the following terms have the definitions hereinafter indicated. These terms shall supersede and replace any other definitions contained in the California
Revised Limited Partnership Act.

	"Acquisition Expenses" shall mean expenses including but not limited to legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, title insurance, and miscellaneous expenses related to selection and acquisition of the Properties.

	"Acquisition Fees" shall mean the total of all fees and commissions paid by any party in connection with the purchase of the Properties by the Partnership, including real estate commissions, selection fees, development fees, non-recurring management fee or any fee of a similar nature, however designated.

	"Act" shall mean the California Revised Limited Partnership Act, as amended from time to time.

	"Affiliate" shall mean (i) any Person or entity directly or indirectly controlling, controlled by or under common control with another Person or entity, (ii) any Person or entity owning or controlling 10% or more of the outstanding voting securities of such other entity, (iii) any officer, director or partner of such entity, and (iv) any company for which such Person or entity acts as an officer, director, trustee or partner.

	"Agreement" shall mean this Second Amended and Restated
Limited Partnership Agreement as it may be amended or restated from time to time.

	"Assignee" shall mean a person who has acquired a beneficial interest in one or more Units from a Limited Partner or an assignee thereof but who is not a Substituted Limited Partner.

	"Broker/Dealers" shall refer to the NASD registered broker-dealer firms which have entered into a Selling Agreement with the Principal Distributor for the sale of Units.

	"Capital Contributions" shall mean $1,000 per Unit for all Units sold including those sold net of underwriting commissions and the Distributor Fee pursuant to Section 3.5 of the Agreement.

	"Certificate(s) of Limited Partnership" shall mean the document, and any amendments thereto, required to be executed by the General Partner and/or Limited Partners and filed in the Office of the California Secretary of State, and in the appropriate governmental offices or county recorders of other states in which the Partnership may do business, in order to create the Partnership and to obtain and preserve the limitations on personal liability of the Limited Partners under applicable law.

	"Completion Date" shall mean the date on which the offering of Units terminates, which shall be the earlier of (a) the date all of the Units are sold, (b) February 12, 1988, unless the offering is extended by the General Partner for up to an additional 12 months, or (c) the date the General Partner, in its sole discretion, terminates the offering.

	"Completion Guaranty" shall mean the guaranty of the General Partner to the Partnership, pursuant to Section 6.11 of the Agreement, that the Properties will be completed free and clear of all financing and construction liens (except any liens secured by deeds of trust described in the Prospectus) at a total cost not to exceed approximately $28,807,000, exclusive of negative cash flow associated with lease-up expenses and the first year of operations.

	"Completion Guaranty Fee" shall mean a fee equal to $600,000 payable to the General Partner in consideration for the Completion Guaranty.

	"Control Person" shall mean those persons who perform a function similar to the chairman of the board or a member of the board of directors, executive management (such as the president, vice president, corporate secretary or treasurer), senior management (such as the vice president of an operating division who reports directly to executive management), or a person holding 5% or more equity interest in the General Partner or its Affiliates or having the power to direct or control the direction of the General Partner or its Affiliates, whether through ownership of voting securities, by contract or otherwise.

	"Cost of Partnership Property" shall mean the total consideration paid to acquire a Property, whether paid to the seller, the General Partner or any other person, including cash and all liens and mortgages on the Property but excluding points and prepaid interest and the "Cost Of All Partnership Properties" shall be the sum total of the "Cost of Partnership Property" for each Property.

	"Credit Enhancement" shall mean a credit instrument including but not limited to a bond from a AAA insurance company, a forward commitment from a lender or a letter of credit satisfactory to and for the benefit of the lender of the permanent financing insuring that the loans secured by the Properties will be paid within a specified period after the permanent financing is funded.

	"Distributable Cash from Operations" shall mean the funds provided from Partnership operations, excess Working Capital Reserves and interest on the Partnership's cash and investments, without deduction for non-cash expenses (such as depreciation and amortization and any accrued debt service not yet payable), but after deducting cash funds used to pay all other expenses, debt payments, capital improvements and repairs, replacements, and after provision for Working Capital Reserves.

	"Distributions" (whether or not this term is capitalized) shall mean any cash distributed to the Partners arising from their interests in the Partnership but shall not include any compensation to the General Partner or its Affiliates or any Partnership expense reimbursements.

	"Distributor Fee" shall mean the fee equal to 1% of gross offering proceeds which is payable to the Principal Distributor.

	"Drexel" shall mean Drexel Burnham Lambert Incorporated, the investment banker which may provide permanent financing for the Properties.

	"Effective Gross Collections" shall mean all funds collected from the Properties, including rents, security deposits and furniture rentals, and revenues from carport, storage and laundry.

	"Escrow Agent" shall mean Security Pacific National Bank,
333 S. Beaudry, Los Angeles, California.

	"Financial Forecast" shall mean the forecast included in the Prospectus as Exhibit A.

	"Front-End Fees" shall mean any fee, commission or expense paid by any party for any services to the Partnership during the Partnership's organization and acquisition phase, including
Organization and Offering Expenses, investment advisory fees, Acquisition Fees, Acquisition Expenses, Initial Partnership
Management Fee, Completion Guaranty Fee, Initial Property
Management Fee and similar fees however designated.

	"General Partner" shall mean Prometheus Development Co.,
Inc., a California corporation, in its capacity as the general partner of the Partnership, or the successor general partner of the Partnership.

	"Gross Offering Proceeds" (whether or not this term is capitalized) shall mean the aggregate amount of cash contributed to the Partnership by purchasers of Units before deduction of underwriting commissions and the Distributor Fee or any other fees, received on or before the Completion Date. For purposes of calculating underwriting commissions and the Distribution Fee, Gross Offering Proceeds shall not include the proceeds from any Units sold net of underwriting commissions and the Distributor Fee.

	"IRA" shall mean an Individual Retirement Account.

	"Incentive Priority Return" shall mean the amount in addition to the 10% Priority Return necessary to provide an 11% simple return for the period from January 1, 1988 through December 31, 1988, on the Invested Capital of each Limited Partner who subscribes for Units on or before June 1, 1987, or any later date determined at the discretion of the General Partner. This return shall be paid out of Net Proceeds from Sale or Refinancing.

	"Initial Lease-Up Fee" shall mean that one-time fee equal to $106,000 payable to the General Partner pursuant to Section
7.5(d) of the Agreement for obtaining initial tenants for the Properties.

	"Initial Limited Partner" shall mean Prom XX, Inc., a
California corporation, in its capacity as the initial limited partner of the Partnership.

	"Initial Partnership Management Fee" shall mean that fee equal to $291,000 payable to the General Partner, pursuant to
Section 7.3 of the Agreement, for organizing the Partnership, arranging for and negotiating construction financing, arranging for and negotiating permanent financing, obtaining (in connection with the permanent financing) a Credit Enhancement satisfactory to the lender of the permanent financing, insuring that the Partnership will meet certain obligations, selecting and supervising professionals to perform services for the Partnership, establishing Partnership accounts, including an escrow account for use in connection with the offering of the Units, and establishing a reporting system for submitting tax information and periodic reports to the Limited Partners and regulatory authorities.

	"Initial Property Management Fee" shall mean the excess of the Property Management Fee earned during the Lease-Up Period over 5% of the Effective Gross Collections for such period.

	"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

	"Invested Capital" for a Limited Partner shall mean that Limited Partner's Capital Contributions less the sum of all distributions (but not distributions of Distributable Cash from Operations) made to the Limited Partner and any prior owners of the Units.

	"Investment in Properties" shall mean the amount of Gross Offering Proceeds paid or allocated to the purchase, development, construction or improvement of Properties, Working Capital Reserves not in excess of 5% of the Gross Offering Proceeds and any other cash payments such as interest and taxes but excluding Front-End Fees.

	"Lease-Up Period" shall mean the period commencing on the date certificates of occupancy are issued with respect to the Properties' units and terminating on the date the aggregate occupancy rate of the Properties is equal to 50% or more.

	"Lender" shall mean the commercial or institutional lender which will provide permanent financing or construction financing for the Properties.

	"Limited Partners" shall mean the Initial Limited Partner and any other persons who are admitted to the Partnership as additional or Substituted Limited Partners. Reference to a "Limited Partner" shall be to any one of the Limited Partners.

	"Loan Commitment Guaranty" shall mean the obligation of the General Partner through December 31, 1991, to loan sufficient funds or to arrange for a loan of funds to the Partnership to cover any Operating Deficit for any calendar quarter.

	"Majority Vote" shall mean the vote of Limited Partners who are entitled to vote, consent or act and are holders of record of a majority of the outstanding Units.

	"Net Proceeds from Sale or Refinancing" shall mean, unless otherwise specified (i) the net cash funds or proceeds (including lump sum prepayments by buyers) resulting from the financing, refinancing or sale of Partnership assets, after deduction of all expenses incurred in connection therewith, including any real estate commissions (and the Subordinated Property Disposition Interest) and brokerage fees paid to third parties, plus (ii) all net cash proceeds subsequently received on any installment payments on promissory notes and/or installment contracts held by the Partnership in connection with the sale of Partnership assets after payment of or provision for any underlying indebtedness related to assets sold plus cash reserves and working capital on hand, less (iii) such amounts for Working Capital Reserves and other reserves as the General Partner deems necessary for future Partnership operations.

	"Net Profits" and "Net Losses" shall mean the profits and losses of the Partnership determined in accordance with accounting methods followed for federal income tax purposes.

	"Operating Deficit" shall mean for any period the excess of
(i) all expenses from ongoing operations excluding the effect of non-operating, extraordinary or capital items of the Partnership paid in cash (which excludes non-cash expenses such as depreciation, amortization and any accrued debt service not yet payable) less (ii) the sum of funds provided from Partnership operations, Working Capital Reserves and interest on the Partnership's cash and short term investments.

	"Organization and Offering Expenses" shall mean those expenses incurred in connection with the registration of the Units and the subsequent offer and sale of the Units under applicable federal and state securities laws (or exemptions therefrom), including underwriting commissions and the Distribu-tor Fee, and any other expenses actually incurred and directly related to the qualification, offer and sale of Units including without limitation such expenses as: (i) registration and qualification fees, filing fees and taxes, (ii) the costs of printing, amending, supplementing and distributing the Registration Statement and Prospectus, (iii) the costs of obtaining regulatory clearance, (iv) the costs of printing and distributing sales materials used in connection with the offer and sale of Units, (v) the costs related to investor and Broker/Dealer sales meetings, (vi) accounting and legal fees incurred by the Partnership in connection with any of the foregoing, and (vii) escrow fees.

	"Partners" shall mean the General Partner and the Limited
Partners, collectively, and reference to a "Partner" shall be to any one of the Partners.

	"Partnership" shall mean Prometheus Income Partners, a
California Limited Partnership.

	"Person" (whether or not this term is capitalized) shall mean any natural person, partnership, corporation, association or other legal entity.

	"Principal Distributor" shall mean Prometheus Capital, Inc., a California corporation.

	"Principal Distributor Agreement" shall mean that certain agreement between the Principal Distributor and the Partnership concerning the sale of the Units.

	"Properties" shall mean both the Alderwood Apartments and the Timberleaf Apartments, as more specifically described in the Prospectus. "Property" shall mean one of the Properties.

	"Property Management Fee" shall mean the fee payable to the General Partner, pursuant to Section 7.5 of the Agreement, for the ordinary property management services related to the Properties.

	"Prospectus" shall mean the final prospectus as filed by the Partnership with the Securities and Exchange Commission pursuant to Rule 424(b) and as supplemented from time to time.

	"Proxy" shall mean a written authorization signed by a Partner or the Partner's attorney-in-fact giving another person the power to vote with respect to the interest of that Partner. "Signed" for the purposes of this definition means the placing of Partner's name on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the Partner or Partner's attorney-in-fact.

	"Qualified Plan" shall mean any trust established pursuant to the terms of a Keogh plan or corporate pension, profit sharing or stock bonus plan which meets the requirements of Section 401 et seq. of the Internal Revenue Code.

	"Reference Rate" shall mean the rate of interest announced from time to time by a specified bank as its "reference rate," "prime rate" or comparable rate. For purposes of the interest rate reimbursements described herein, interest will be compounded daily on a 360-day year.

	"Registration Statement" shall mean the Registration
Statement on Form S-11 (Reg. No. 33-9164), as amended, filed by the Partnership with the Securities and Exchange Commission for the registration of the Units.

	"Selling Agreement" shall mean that certain Selling
Agreement between the Principal Distributor and a Broker/Dealer relating to the offer and sale of Units.

	"Subordinated Property Disposition Interest" shall mean an amount to be paid to the General Partner upon sale or exchange of a Property in the amount up to 3% of the gross sales price of a Property, subordinated as indicated in Section 7.8(a) of the Agreement.

	"Subscriber" shall mean a person who has completed a subscription agreement and submitted it together with payment for the number of Units being purchased to the General Partner.

	"Subscription Agreement" shall mean the prescribed subscription agreement, a form of which is included as Exhibit D to the Prospectus, which must be executed as a condition precedent to becoming a Limited Partner.

 	"Substituted Limited Partner" shall mean an assignee of a Limited Partner or a substituted Limited Partner who is admitted at the discretion of the General Partner, as a Limited Partner pursuant to Section 11.5 of the Agreement.

	"10% Priority Return" shall mean a 10% per annum cumulative simple preferred return on the Invested Capital of each Limited
Partner, computed from the last day of the calendar quarter in which the Limited Partner was admitted to the Partnership.

	"Unit" shall mean a unit of limited partnership interest in the Partnership.

	"Working Capital Reserves" shall mean the reserve cash necessary for the Partnership to meet its ongoing operating expenses as well as any other anticipated cash obligations whether of a capital nature or otherwise. All additions to and reductions from Working Capital Reserves shall be determined at the sole discretion of the General Partner.

	ARTICLE 2

	GENERAL PROVISIONS

	2.1 	Formation of the Partnership

		The parties hereto confirm that the Partnership was formed under the Act with such variations and terms as provided in this Agreement.

	2.2	Name of the Partnership

		The name of the Partnership shall be "Prometheus
Income Partners, a California Limited Partnership," or such other name as shall be selected from time to time by the General
Partner upon written notice to the Limited Partners.

	2.3	Purposes

		Subject to the limitations set forth in this Agreement, the purposes of the Partnership are to develop and hold the Properties as an investment; to raise capital for the foregoing; to develop, manage, operate, lease, alter, improve and maintain the Properties; to acquire additional personal property and construct or renovate such additional real estate improvements on the Properties as are appropriate to the operation of the Properties; to act in all other respects as the owner of the Properties; to finance and refinance by mortgage or unsecured loan or any combination thereof; ultimately to sell, transfer, exchange or otherwise dispose of part or all of the Properties; and to conduct such other activities as may be necessary or incidental to or desirable in connection with the foregoing.

	2.4	Principal Place of Business and Office of the
Partnership

		The principal place of business and office of the Partnership shall be located at 20300 Stevens Creek Boulevard, Suite 100, Cupertino, California 95014, or such other place or places as the General Partner may from time to time designate by notice to the Limited Partners. In addition, the Partnership may maintain such other offices as the General Partner deems advisable.


	2.5	Term

		The Partnership shall commence upon the filing with the California Secretary of State of the Certificate of Limited Partnership and shall continue until December 31, 2016, unless sooner dissolved and terminated pursuant to the provisions of
Article 13 hereof.

	2.6	General Partner

		The name and place of business of the General Partner is as follows:

		Prometheus Development Co., Inc.
		20300 Stevens Creek Boulevard, Suite 100
		Cupertino, California 95014

	2.7	Certificate of Limited Partnership

		The General Partner has caused to be filed a Certificate of Limited Partnership with the California Secretary of State in accordance with the terms of the Act.

	2.8	Other Acts/Filings

		The Partners and Assignees shall from time to time execute or cause to be executed all such certificates, fictitious business name statements, and other documents, and do or cause to be done all such filings, recordings, publishings, and other acts as the General Partner may deem necessary or appropriate to comply with the requirements of law for the formation and operation of the Partnership in all jurisdictions in which the Partnership shall desire to conduct business.

	2.9	Agent for Service of Process

		The agent for service of process for the Partnership in California shall be Stephen R. Koch or such other eligible individual California resident or corporation qualified to act as an agent for service of process as the General Partner shall designate.

	ARTICLE 3

	CAPITAL CONTRIBUTIONS AND RELATED MATTERS

	3.1	Capital Contributions by the General Partner

		The General Partner has contributed $1,000 to the capital of the Partnership in consideration of its interest in the Partnership. Except as provided in Section 5.7, the General
Partner shall not be required to make any additional contributions to the Partnership or to reimburse any other
Partner.

	3.2	Capital Contributions by the Initial Limited Partner
and the Limited Partners

		(a)	Initial Limited Partner.  The Initial Limited
Partner has contributed the sum of $10 to the capital of the Partnership. Upon the admission of additional Limited Partners pursuant to Section 3.2(b), the Initial Limited Partner's interest shall be redeemed at cost and the Initial Limited
Partner shall have no further interest in the Partnership.

		(b)	Initial Offering.  The Partnership intends to
offer for subscription up to 19,000 Units for the price of $1,000 per Unit, subject to Section 3.5, and admit each person who subscribes for at least five Units (two Units if the person subscribing is an IRA or Qualified Plan) as an additional Limited Partner in the Partnership, subject to the provisions of Section
3.4 of this Agreement; provided, however, that the General
Partner, in its sole discretion, may waive the minimum Unit purchase requirement with respect to any investor, provided that any initial investor (other than an IRA or a Qualified Plan) shall purchase no less than 2.5 Units ($2,500). Each purchaser shall contribute $1,000 per Unit, subject to Section 3.5, to the capital of the Partnership, payable in full in cash upon subscription.

	3.3	No Action or Consent Necessary by Limited Partners
	for Admission of Other Limited Partners

		No action or consent by Limited Partners shall be required in connection with the admission of new or Substituted Limited Partners to the Partnership. Only the consent of the General, Partner is necessary for the admission or substitution of any Limited Partners to the Partnership.

	3.4	Subscriptions and Admission

		(a)	The General Partner shall admit as Limited
Partners Subscribers who have been accepted and who submitted subscriptions on or before the Completion Date, and amend any documents necessary for admission, not later than (i) 15 days after the release from escrow of the Subscriber's funds to the Partnership or (ii) the last day of each calendar month. Subscriptions will be accepted or rejected by the Partnership within 30 days of their receipt; if rejected, all funds shall be returned to the Subscriber within 10 business days of the decision to reject.

		(b)	Initially, subscriber funds shall be deposited in
an escrow account at Security Pacific National Bank, and Security
Pacific National Bank, shall be the Escrow Agent. While held in such account, subscription funds shall be invested in permissible, short-term, highly liquid investments in which there is appropriate safety of principal. Subscription funds shall not be released from the escrow account until subscriptions for at least 4,000 Units have been received, accepted and deposited in such account. After this minimum amount has been received, at the sole discretion of the General Partner, the subscription funds may be released to the Partnership from the escrow account.
In any event, no subscription funds will be released from the escrow account until such funds equal at least $4,000,000. The
General Partner, at its discretion, may terminate the offering of Units at any time prior to the release of subscription funds from the escrow account to the Partnership. If the $4,000,000 minimum is not received prior to the Completion Date or the offering is terminated prior to the release of subscription funds from the escrow account, subscription funds together with any interest earned thereon shall be returned promptly to the investors.
After 4,000 or more Units have been sold and the General Partner has requested the release of the Subscribers' funds from the escrow account, investors shall be admitted to the Partnership.
After release of the Subscribers' funds from the escrow account, subsequent subscriptions shall be deposited in a Partnership account and any interest earned thereon shall remain in the Partnership.

		(c)	The General Partner may decline to accept any
Subscriber for Units for any reason. If rejected, all subscription monies shall be returned to the Subscriber promptly.

	3.5	Purchase of Units by General Partner and Related
Parties

		The purchase of Units by the General Partner, its Affiliates, certain of its agents, Broker/Dealers, and their employees shall be net of any underwriting commissions and the Distributor Fee. Any such Units purchased by the General Partner, its Affiliates, certain of its agents, Broker/Dealers, or their employees shall be held as Limited Partner Units and be entitled to all rights as such. If the subscription funds are released to the Partnership in accordance with Section 3.4(b), the General Partner or its Affiliates shall be obligated to purchase any Units remaining unsold on the Completion Date. The General Partner and its Affiliates shall hold all Units they purchase for investment purposes and not for resale.

	3.6	Assessments or Additional Contributions

		Units are nonassessable, and no Limited Partner shall be required to make additional contributions to the capital of the Partnership in excess of the Limited Partner's subscription.

	3.7	No Withdrawal of Contributions

		No Limited Partner shall have the right to withdraw a contribution to the Partnership.

	3.8	Return of Capital

		There is no agreement for or time set for the return of any contribution of any Limited Partner. To the extent funds are available therefor, the General Partner may return contributions out of operating revenue or out of proceeds of sale or refinancing or any other assets of the Properties, after reserving sufficient funds for payment of debts, working capital, contingencies, replacements, and withdrawals of capital, if any, and to the extent of available funds, the General Partner shall return said capital at dissolution and termination, as set forth in this Agreement.

	3.9	No Interest on Capital Contributions

		No Partner shall be entitled to interest of any kind on account of a Capital Contribution.

	3.10	No Priority

		Except as otherwise provided in this Agreement, no limited Partner shall have priority over any other Limited
Partner as to return of contributions, allocations of income, gain, loss, deduction, credit, or as to distributions.

	3.11	Securities Laws

		To accomplish the purposes of this Article, the General Partner is hereby authorized to do all things necessary to admit Limited Partners, including, but not limited to, registering the Units for sale with the Securities and Exchange Commission, qualifying the Units for sale with state securities regulatory authorities or perfecting exemptions from qualification, and entering into such underwriting or agency arrangements for the offer and sale of Units upon such terms and conditions as the General Partner may deem advisable.

	3.12	Temporary Investment of Partnership Capital

		Proceeds from the sale of Units and other Partnership funds shall be held in one or more Partnership accounts for the exclusive use of the Partnership and may be temporarily invested in (a) obligations with a maturity of one year or less that are issued or insured by the United States government or its agencies, (b) repurchase agreements covering such governmental obligations, (c) certificates of deposit and banker's acceptances issued by banks having a net worth of at least $50,000,000, (d) investment grade commercial paper, (e) bank accounts, or (f) money market funds. Any interest thereon shall inure to the benefit of the Partnership, and the Limited Partners shall not receive interest on funds contributed by them.

	3.13	Investment in Properties

	The Partnership shall apply to Investment in Properties a minimum percentage of Gross Offering Proceeds which is equal to the greater of:

		(a)	80% of the Gross Offering Proceeds reduced by
 .1625% for each 1% of indebtedness encumbering the Properties; or

		(b)	67% of the Gross Offering Proceeds.

	The "percentage of indebtedness encumbering Partnership Properties" is the percentage resulting when the indebtedness on the Properties (whether the debt is on a Property when purchased or placed on Property at the time of purchase) is divided by the Cost of All Partnership Properties excluding Front-End Fees.

	ARTICLE 4

	TAX ALLOCATIONS

	4.1	Definitions

	For purposes of this Article 4, the following phrases shall have the meanings indicated below:

	"Minimum Gain" shall have the meaning ascribed in the Treasury Regulations under Section 704(b) of the Internal Revenue Code, i.e., generally, the excess, if any, of the outstanding balance of nonrecourse liabilities to which the Properties are subject over the Partnership's adjusted basis in the Properties for tax purposes. Should such definition of "minimum gain" be changed, the General Partner may, in its discretion and without the consent of the Limited Partners, modify the definition of "Minimum Gain" contained herein to effectuate the intent of the Partners as expressed in Section 4.2.

	"Operating Net Profits" and "Operating Net Losses" shall mean Net Profits and Net Losses other than Net Profits and Net
Losses realized on sales or other, dispositions of the Properties.

	4.2	General Rule

	It is the intention of the Partners that each Partner's distributive share of tax items shall be determined and allocated in accordance with the allocation provisions of this Agreement to the fullest extent permitted by Sections 704(b) and (c) of the Internal Revenue Code. Therefore, if the Partnership is advised by counsel or its accountants that the allocation provisions of this Agreement are unlikely to be respected for federal income tax purposes, the General Partner is granted the authority in
Section 15.2 to amend the allocation provisions of this Agreement to the extent deemed necessary by counsel or its accountants to effect the plan of allocations and distributions of Distributable Cash from Operations and Net Proceeds from Sale or Refinancing provided in this Agreement. The General Partner shall have the discretion to adopt and revise such rules, conventions and procedures as it believes appropriate with respect to the admission of Limited Partners to reflect Partners' interests in the Partnership at the close of the year.

	4.3	Allocation to Initial Limited Partner

	During the period that the Initial Limited Partner is the only Limited Partner in the Partnership, Net Profits and Net Losses shall be allocated 1% to the General Partner and 99% to the Initial Limited Partner. Thereafter, Net Profits and Net Losses shall generally be allocated as set forth in Sections 4.4 to 4.8.

	4.4	Net Profits and Net Losses from Operations

		(a)	If Distributable Cash from Operations is
distributed during the year in question, Operating Net Profits shall be allocated among the General Partner and the Limited Partners in proportion to the Distributable Cash from Operations distributed to them, provided that in no event will the Limited Partners receive an allocation in excess of 99% of the Operating Net Profits. If no cash is distributed during the year in question, Operating Net Profits shall be allocated 99% to the Limited Partners and 1% to the General Partner.

		(b)	Operating Net Losses shall be allocated 1% to the
General Partner and 99% to the Limited Partners.

	4.5	Net Profits and Net Losses on Sale or Other
Disposition of a Property

		(a)	Net Profits realized on sale or other disposition
of either or both of the Properties shall be allocated and capital account balances determined prior to any distribution of Net Proceeds from Sale or Refinancing. Such Net Profits shall be allocated first 99% to the Limited Partners and 1% to the General
Partner until the capital account balances of the Limited
Partners in the aggregate equal the amount of Net Proceeds from Sale or Refinancing which would be distributable to the Limited
Partners pursuant to Section 5.4(c)(1) before any distribution could be made pursuant to Section 5.4(c)(2); second if the Partnership does not treat the Subordinated Property Disposition
Interest as deductible or includible in the basis of the Property to which it relates, an amount of Net Profits equal to such Subordinated Property Disposition Interest shall be allocated to the General Partner; and thereafter 85% to the Limited Partners and 15% to the General Partner. With respect to Net Profits allocated to the Limited Partners, if a Limited Partner's capital account balance (on a per Unit basis) equals the amount of Net
Proceeds from Sale or Refinancing which must be distributed to such Limited Partner before a distribution can be made under
Section 5.4(c)(2) while other Limited Partners' capital account balances are less than such amount on a per Unit basis, the portion of Net Profits, if any, that would otherwise be allocated to the Limited Partner whose capital account balance equals such amount shall be instead allocated to Limited Partners whose capital accounts are less than such amounts.

		(b)	Notwithstanding the provisions of Section 4.5(a),
upon the sale or disposition of a Property, before allocating Net
Profits under Section 4.5(a), (i) Net Profits up to an amount equal to the sum of the negative capital account balances of the Partners having negative capital account balances shall be allocated to the Partners having negative capital account balances in the ratio that the negative capital account balance of each bears to the aggregate negative capital account balances, and (ii) Net Profits thereafter shall be allocated pursuant to
Section 4.5(a).

		(c)	Net Losses realized on sale of either or both of
the Properties shall be allocated first to Partners with positive capital accounts, in the proportion that the capital account
balance of each bears to	the aggregate capital account balances
of all Partners with positive capital accounts, and thereafter
99% to the Limited Partners and 1% to the General Partner.

	4.6	Allocation of Nonrecourse Deductions and Minimum Gain
Chargeback

	Allocations under this Agreement of nonrecourse deductions, as defined in Treasury Regulation Section 1.704-1(b)(4)(iv), are intended to be made in accordance with the Regulations under
Section 704(b) of the Internal Revenue Code. In the event the General Partner shall determine that it is advisable to modify the allocations contained in this Agreement to comply with such Regulations, the General Partner is authorized hereby to make such modifications. If there is a net decrease in Minimum Gain during a taxable year, all Partners with a deficit capital account balance at the end of such year (excluding from each Partner's deficit capital account balance any amount that such Partner is obligated to restore under this Agreement as well as any addition thereto pursuant to the next to last sentence of Treasury Regulation Section 1.704-1(b)(4)(iv)(f) computed with respect to the amount of Minimum Gain after such net decrease) will be allocated, before any other allocation is made of Partnership items for such taxable year, items of income and gain for such year (and, if necessary, subsequent years) in the amount and in the proportions needed to eliminate such deficits as quickly as possible. For purposes of the preceding sentence, Partners' capital accounts shall be reduced for the items described in Treasury Regulation Sections 1.704-
1(b)(2)(ii)(d)(4), (5), and (6). The Minimum Gain chargeback allocated in any taxable year shall consist first of gains recognized from the disposition of items of Partnership Property subject to one or more nonrecourse liabilities of the Partnership to the extent of the decrease in Minimum Gain attributable to the disposition of such items of Property, with the remainder of such Minimum Gain chargeback, if any, made up of a pro rata portion of the Partnership's other items of income and gain for that year.
If, however, such gains exceed the amount of the Minimum Gain chargeback, a proportional share of each such gain shall constitute a part of the Minimum Gain chargeback.

	4.7	Provisional Allocation

	In the event that an amount claimed by the Partnership, which constitutes a deductible expense in any tax year of the Partnership, is treated as a payment made to a Partner in his capacity as a member of the Partnership for income tax purposes, income and gain of the Partnership for such year shall first be allocated to the recipient of such payment and no deductions and losses of the Partnership shall be allocated thereto.

	4.8	Special Allocations

	Notwithstanding any other provision of this Agreement to the contrary:

		(a)	Operating Net Losses allocable to the Limited
Partners shall be first allocated to any Limited Partner whose capital account balance is greater in amount than the capital account balance of any other Limited Partner, until such time as the balance in each Limited Partner's capital account on a per Unit basis equals the balance in the capital account of every other Limited Partner, and thereafter among all Limited Partners on a per Unit basis.

		(b)	In no event shall any losses be allocated to any
Limited Partner whose capital account has been reduced to zero
(unless such Limited Partner agrees to make up any negative balance in his capital account) until the capital accounts of all Limited Partners have been reduced to zero. If any Limited
Partner's capital account has been reduced to zero at any time when any other Limited Partners' capital accounts have positive balances, any such losses shall be allocated among such Limited
Partners with positive capital account balances in the proportion which such positive balances bear to each other (for purposes of determining proportionality such positive capital account balances shall be determined as of the date of such allocation).
After the capital accounts of all Partners have been reduced to zero, losses shall again be allocated as otherwise provided in this Agreement, except that in no event shall losses be allocated to any Limited Partner if such allocation would not be recognized under Section 704 of the Internal Revenue Code and such losses shall be reallocated first to Limited Partners with respect to whom such allocation would be recognized and thereafter to the General Partner.

		(c)	Any recapture under Section 1245 or Section 1250
of the Internal Revenue Code shall be allocated to those Partners who were allocated the deductions to which such recapture relates.

		(d)	In the event any of the Partners receive an
adjustment, allocation or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in a deficit in the capital account balance of such Partners, such Partners shall be allocated 100% of all items of income or gain to the extent of the lesser of (i) the amount of such adjustment, allocation or distribution, or (ii) the deficit in such Partner's capital account balance, pro rata in accordance with such amount.

		(e)	Nondeductible, nonamortizable syndication
expenses (other than underwriting commissions and the
	Distributor Fee) shall be allocated 100% to the Limited Partners and divided among such Limited Partners from time to time so that to the extent possible an equal amount of such
expenses is	allocated to each Unit.  Underwriting commissions
and the Distributor Fee shall be allocated directly to the Limited Partner with respect to whose Units such commissions and fees were actually charged.

	ARTICLE 5

	DISTRIBUTIONS OF CASH

	5.1	Prior to Admission of Additional Limited Partners

		During the period that the initial Limited Partner is the only limited partner in the Partnership, all distributions of cash shall be made at the sole discretion of the General Partner and shall be made 1% to the General Partner and 99% to the Initial Limited Partner.

	5.2	Subsequent to Admission of Additional Limited Partners

	After the period specified in Section 5.1, Partnership distributions shall be made in the manner set forth in Sections
5.3 and 5.4.

	5.3	Distributions of Cash from Operations

	Distributable Cash from Operations shall be distributed quarterly and initially shall be distributed 100% to the Limited Partners until the Limited Partners have received a sum each year equal to a 10% Priority Return, as determined from time to time; provided, however, that Distributable Cash from Operations realized by the Partnership during 1987 shall be apportioned among the Limited Partners in a manner which reflects the number of days in 1987 after the date on which the Escrow Agent or the General Partner received a Limited Partner's Capital Contribution. The Incentive Priority Return will be distributed from Net Proceeds from Sale or Refinancing. After the receipt by the Limited Partners of a 10% Priority Return, Distributable Cash from Operations shall be distributed 100% to the General Partner until the General Partner has received 5% of the aggregate cash distributed to the Limited Partners in that year pursuant to the first sentence of this Section 5.3. Thereafter, Distributable Cash from Operations shall be distributed 95% to the Limited Partners and 5% to the General Partner in that year.

	5.4	Distributions of Net Proceeds from Sale or Refinancing

	Net Proceeds from Sale or Refinancing shall be utilized or distributed in the following priority (to the extent funds are available):

		(a)	To the payment of current Partnership
obligations, liabilities and expenses.

		(b)	To the setting up of reserves which the General
Partner may, in its sole discretion, deem necessary for Partnership debts or liabilities, whether payable or not yet payable, including any contingent or unforeseen liabilities or obligations. Such reserves may be held for disbursement by the General Partner in the Partnership bank account or delivered to an independent escrow holder selected by the General Partner to be held for the purpose of disbursing such reserves in payment of any of the Partnership's contingent liabilities or liabilities not yet due. At such time as the General Partner shall determine, any balance remaining in such reserves shall be distributed in accordance with this Section 5.4.

		(c)	The balance shall be distributed to Partners in
the following order:

			(1)	100% to the Limited Partners until each
Limited Partner has received an amount equal to (i) the excess of
(A) a 10% Priority Return, less (B) the sum of all previous cash distributions during the term of the Partnership other than distributions of Invested Capital pursuant to this Section
5.4(c)(1), (ii) if applicable to a Limited Partner, an Incentive
Priority Return and (iii) the Limited Partners' remaining
Invested Capital.  Notwithstanding the foregoing, the General
Partner shall be entitled to its Subordinated Property
Disposition Interest upon the sale of either or both of the Properties, as subordinated in the manner set forth in Section
7.8 (a).

			(2)	The balance:

				(A)	85% to the Limited Partners; and

				(B)	15% to the General Partner.

			(3)	Notwithstanding the foregoing provisions of
this Section 5.4, distributions of Net Proceeds from Sale or Refinancing arising from the termination of the Partnership
(which term shall, for this purpose, mean the sale or other disposition of both of the Properties) shall (after all Net
Profits from such sale or other disposition have been allocated pursuant to Article 4) be distributed first in proportion to, and to the extent of, the positive capital account balances of the Partners, and thereafter as set forth above.

	5.5	Consent to Distributions

	Any distribution made to a Partner pursuant to this Agreement shall be deemed to be consented to by the Partners.

	5.6	Capital Accounts

	Individual capital accounts shall be maintained for each Partner. Each Partner's capital account shall consist of such Partner's original contribution of capital increased by such Partner's (a) additional contributions of capital, and (b) allocable share of Partnership income and gains (including income exempt from tax) and decreased by such Partner's share of (c) distributions, (d) allocable share of Partnership losses, and (e) expenditures of the Partnership not deductible in computing its taxable income and not properly added to the tax basis of any Partnership asset. The foregoing provisions and the other provisions of this Agreement relating to capital accounts are intended to comply with applicable Treasury Regulations promulgated under Section 704 of the Internal Revenue Code and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine it is advisable to modify the manner in which the capital accounts, or any credits or debits thereto, are computed in order to comply with such Regulations, the General Partner may make such modifications, provided such modification is not likely to have a material effect on the amounts distributed to any Partner pursuant to Article 5 hereof upon dissolution of the Partnership.

	5.7	General Partner's Obligation to Make Up Negative
Capital Account

	If, immediately prior to the dissolution and termination of the Partnership, the General Partner's capital account has a deficit balance and the Partnership assets available for distribution upon dissolution and termination are insufficient to provide distributions to Limited Partners equal to their Invested Capital, the General Partner shall be obligated to contribute to the Partnership that amount of capital (if any) equal to the lesser of (a) an amount sufficient to restore its capital account to zero, or (b) 1.01% of the aggregate Capital Contributions of the Limited Partners, less any capital previously contributed by the General Partner.

	5.8	Limited Partners' Share of Allocations and
Distributions

	Except as otherwise provided in this Agreement, allocations of income, gain, loss, deduction, credit, and distributions to the Limited Partners as a group shall be further allocated and distributed among the Limited Partners in proportion to the ratio of the number of Units owned by the Limited Partner to the total outstanding Units as of the relevant dates of determining such allocations and distributions. Units held by the General Partner or its Affiliates will be treated similarly.

	Allocations of tax items shall be determined using an interim closing of the books as of the date Limited Partners are deemed admitted pursuant to such convention or other method as the General Partner shall select for the Partnership.

	5.9	Allocation Between Assignor and Assignee

	The portion of the income, gain, loss, deductions and credits of the Partnership for any fiscal year of the Partnership during which a Unit is assigned by a Limited Partner (or by an Assignee or successor in interest to a Limited Partner) that is allocable in respect of such Unit shall be apportioned between the assignor and the assignee of the Unit on the basis of the number of days during such fiscal year that each is the owner thereof, without regard to (a) the results of Partnership operations before or after the effective date of the assignment, or (b) any distributions made to the Partners before or after the effective date of the assignment; provided, however, that (i) gain or loss on the sale or other disposition of either or both of the Properties shall be allocated to the owner of the Unit on the date of such sale or other disposition, (ii) distributions of Net Proceeds from Sale or Refinancing shall be made to the owner of record of the Unit on the date of the sale or refinancing,
(iii) the General Partner may in its sole discretion modify the foregoing allocation in any reasonable manner required or permitted by the Internal Revenue Code or applicable regulations or rulings thereunder. The effective date of an assignment of a Unit shall be as designated by the General Partner pursuant to
Section 11.3(b).

	5.10	Timing of Distributions

	Quarterly distributions, if any, will be made to holders of record as of the last day of the respective quarter.
Distributions will be made without regard to the number of days during the quarter that a person is a Limited Partner.

	5.11	Limitations on Distributions

	The Partnership may be restricted from making distributions under the terms of notes, mortgages or other types of debt obligations which it may issue or assume in conjunction with borrowed funds, and notwithstanding the provisions of this
Article 5, distributions may also be restricted or suspended, whenever the General Partner determines, in its absolute discretion, that such action is in the best interests of the Partnership. All distributions are subject to the payment of Partnership expenses and the maintenance of reasonable reserves.

	ARTICLE 6

	MANAGEMENT OF THE PARTNERSHIP

	6.1	Management Powers of the General Partner

	The Partnership shall be managed by the General Partner. Subject only to the limitations specifically contained in this Agreement, the General Partner shall have the full, exclusive and absolute right, power and authority to manage and control the Partnership and the property, assets and business thereof. The General Partner shall have all of the rights, powers and authority conferred upon it by law or under other provisions of this Agreement. Without limiting the generality of the foregoing, such powers include the right, in the General Partner's sole discretion, on terms and conditions determined by the General Partner, subject only to the provisions of Section
6.2. to:

		(a)	Acquire, purchase, renovate, improve, and own the
Properties and any other property or assets that the General
Partner determines are necessary or appropriate or in the best interests of the business of the Partnership, and to acquire and exercise options for the purchase of any such property;

		(b)	Construct buildings and make other improvements
on the real estate owned by the Partnership;

		(c)	Borrow money (including but not limited to sums
under the mortgage loans for the Properties and any Credit
Enhancement required in connection with the permanent financing), issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any indebtedness or obligation of the Partnership, secure such indebtedness by mortgage, deed of trust, pledge or other lien on Partnership assets, and prepay in whole or in part, refund, refinance, increase, modify, consolidate, or extend the maturity of, any indebtedness or obligation of the Partnership;

		(d)	Cause the Partnership and itself as General
Partner to offer and sell Units through the Principal Distributor which shall engage the Broker/Dealers to assist in the sale of Units;

		(e)	Pay all expenses, underwriting commissions and
the Distributor Fee incurred in connection with the sale of Units;

		(f)	Sell, exchange, lease or otherwise dispose of the
real estate and other property and assets owned by the Partnership, or any part thereof, or any interest therein;

		(g)	Enter into any partnership agreement or joint
venture with any person acceptable to the General Partner and which is engaged in any business or transaction in which the Partnership is authorized to engage in; provided, however, that the Partnership shall have a controlling interest in such other venture and duplicate property management or other fees shall not be paid with respect to such venture. The Partnership shall not be permitted to invest in a joint venture arrangement with another partnership formed by the General Partner or its Affiliates unless (i) such other partnership has investment objectives which are substantially identical with those of the Partnership, (ii) the compensation of the sponsor of the other partnership should be substantially identical with the Partnership's compensation of the General Partner and its Affiliates, (iii) the Partnership has a right of first refusal to buy the property owned by the venture if the other partnership desires to sell, and (iv) the investment of each partnership in the venture is on substantially the same terms and conditions;

		(h)	Sue on, defend or compromise any and all claims
or liabilities in favor of or against the Partnership and to submit any or all such claims or liabilities to arbitration
(including without limitation claims of the Partnership in respect of unpaid Capital Contributions, or amounts which may be required to be returned to the Partnership);

		(i)	File applications, communicate and otherwise deal
with any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership's assets or any part thereof or any other aspect of the Partnership business;

		(j)	Make or revoke any election permitted the
Partnership by any taxing authority;

		(k)	Maintain such insurance coverage for public
liability, fire and casualty, and any and all other insurance necessary or appropriate to the business of the Partnership
(including without limitation errors and omission insurance, subject to the limitations of Section 6.7(e), the policy for which shall be considered the sole property of the General
Partner), in such amount and of such type, as it shall determine from time to time;

		(l)	Determine whether or not to apply any insurance
proceeds for either Property to the restoration of such Property or to distribute the same;

		(m)	Retain legal counsel, auditors and other
professionals in connection with the Partnership business and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

		(n)	Retain other services of any kind or nature in
connection with the Partnership business and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

		(o)	Employ persons in connection with the Partnership
business on such terms and for such compensation as the General
Partner may deem reasonable and proper, subject however to the limitations set forth in Article 7 and provided that any agreements for services with the General Partner or its Affiliates shall be terminated immediately on the dissolution of the Partnership;

		(p)	Negotiate and conclude agreements on behalf of
the Partnership with respect to any of the rights, powers and authority conferred upon the General Partner;

		(q)	Purchase, lease, rent, or otherwise acquire or
obtain the use of machinery, equipment, tools, materials, and all other kinds and types of real or personal property that may in any way be deemed necessary, convenient, or advisable in connection with carrying on the business of the Partnership;

		(r)	Guaranty the payment of money or the performance
of any contract or obligation by any person, firm, or corporation on behalf of the Partnership;

		(s)	Alter, improve, repair, raze, refurbish, replace
and rebuild either or both Properties;

		(t)	Repurchase Units on behalf of the Partnership in
accordance with Section 11.7 if such purchase does not impair the capital or operation of the Partnership;

		(u)	Act directly or through Affiliates, under non-
exclusive listings, as a real estate broker for the purchase and sale of the Properties, and enter into listing agreements or other agreements with third party brokers with regard to the acquisition and disposition of Partnership assets;

		(v)	File tax returns on behalf of the Partnership and
elect such methods of cost recovery or make any other tax elections or determinations as the General Partner shall deem desirable;

		(w)	Enter into the transactions described in or
contemplated by the Prospectus;

		(x)	Amend this Agreement pursuant to the terms of any
Power of Attorney from Limited Partners or pursuant to the terms of this Agreement;

		(y)	Require in any or all Partnership contracts that
the General Partner and its Affiliates shall not have any personal liability thereon and that the person or entity contracting with the Partnership is to look solely to the Partnership assets for satisfaction, and to require the satisfaction of contracts on which the General Partner and its Affiliates have personal liability prior to contracts on which they have no such personal liability;

		(z)	Execute, acknowledge, and deliver any and all
instruments, on behalf of the Partnership or otherwise, which it shall deem necessary or appropriate to effectuate the rights, authority and power of the General Partner, and to take all such action in connection therewith as it shall in its discretion deem necessary or appropriate;

		(aa)	Hold each of the Properties in its own name or in
the name of an Affiliate thereof (and assume loans in connection therewith) and temporarily hold title thereto for the purpose of facilitating the development of the Properties, the borrowing of money or the obtaining of financing by the Partnership, or for any other purpose related to the business of the Partnership;
provided that each of the Properties is purchased by the Partnership for a purchase price no greater than the cost of such Property to the General Partner; and provided further that there is no difference in the interest rates of the loans secured by the Properties at the time acquired by the General Partner and the time acquired by the Partnership nor any other benefit arising out of the transaction to the General Partner.

		(bb)	Make or arrange long-term and short-term loans,
including loans from its Affiliates, to the Partnership, receive interest or other financing charges or fees, provided that the interest charges or fees are not in excess of amounts charged by third party financing institutions on comparable loans for the same purpose or, if the funds for a loan are obtained by the General Partner or one of its Affiliates from a lending institution, the rate and other fees which the General Partner or its Affiliates is required to pay the lending institution;

		(cc)	Execute, deliver and perform under the mortgage
loans, the Credit Enhancement, and related documents; and

		(dd)	Perform any and all other acts the General
Partner deems necessary or appropriate to the Partnership business.

	6.2	Restrictions on General Partner

	The General Partner, without the approval of a Majority Vote of Limited Partners or such other vote as may be specified, shall have no authority to:

		(a)	Do any act in contravention of this Agreement;

		(b)	Confess a judgment against the Partnership;

		(c)	Possess Partnership property or assign rights to
Partnership property, for other than a Partnership purpose;

		(d)	Perform any act (other than an act required by
this Agreement or any act performed in good faith reliance upon counsel's opinion) which would, at the time such act occurs, subject any Limited Partner to liability as a general partner in any jurisdiction; provided, however, that no such act shall be performed without first obtaining the approval of any Limited
Partner who may be subjected to general partner liability as a result of the act;

		(e)	Use Distributable Cash from Operations or Net
Proceeds from Sale or Refinancing to acquire real property;

		(f)	Commingle, or cause the Partnership to commingle,
Partnership funds with those of any other person or entity except the funds of other limited partnerships sponsored by the General
Partner or its Affiliates held in an account or accounts established and maintained for the purpose of making disbursements to (i) Partners and creditors of the Partnership and to the holders of Units and (ii) partners and creditors of such other limited partnership; provided, however, that any such accounts shall be structured and maintained in such a manner that Partnership funds are protected from claims of such other partnerships and their creditors;

		(g)	Cause the Partnership to purchase, sell, assign
or lease either or both of the Properties, including a purchase from or a sale or lease to the General Partner or its Affiliates, except for the assignment of the Properties by Affiliates of the General Partner to the Partnership and the leasing of the rental units of the Properties as set forth in the Prospectus;

		(h)	Directly or indirectly pay or award any finder's
fees, commissions, or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchaser regarding the purchase of Units; provided, however, that the General Partner shall not be prohibited from paying underwriting commissions, the Distributor
Fee, other normal commissions, sales incentives, or from reimbursing accountable expenses incurred in connection with the offering in accordance with Section 7.1, in an aggregate amount of up to 10% of the Gross Offering Proceeds (plus up to .5% of the Gross Offering Proceeds for due diligence expenses) payable to the Principal Distributor, which may reallow some or all of the underwriting commissions, Distributor Fee and due diligence expenses to the Broker/Dealers;

		(i)	Cause the Partnership to enter into any agreement
with the General Partner or its Affiliates unless that agreement is subject to termination without penalty by the Partnership upon notice of sixty (60) days or less;

		(j)	Receive a rebate or participate in any reciprocal
business arrangements which would enable it to do so;

		(k)	Cause the Partnership to exchange Units for
property;

		(l)	Cause the Partnership to loan money to the
General Partner or its Affiliates;

		(m)	Cause the Partnership to invest in a limited
partnership interest of another partnership;

		(n)	Cause the Partnership to enter into any loans
secured by either or both of the Properties if the outstanding principal and accrued and unpaid interest under the Partnership's secured loans, including the principal under the contemplated loan, would exceed 80% of the then current value of its Properties; or

		(o)	Provide or cause its Affiliates to provide
insurance brokerage services to the Partnership.

	6.3	Limited Partners Have No Management Powers

	The Limited Partners shall have no voice or participation in the management of the Partnership business, and no power to bind the Partnership or to act on behalf of the Partnership in any manner whatsoever, except by specifically authorized voting rights contained in this Agreement.

	6.4	General Partner's Duty to Devote Time

	The General Partner shall devote such time and attention to the business of the Partnership as it shall determine, in the exercise of its reasonable judgment, to be necessary for the conduct of the Partnership business; provided, however, that the General Partner shall not be required to devote full time and attention to the Partnership or to its business.

	6.5	General Partner May Engage in Other Activities

	The General Partner and its officers, directors, shareholders, agents, employees and Affiliates shall have the right to engage in any other business (including, but not limited to, acting as a partner in other partnerships formed for the purpose of investing in real estate) and to compete, directly or indirectly, with the business of the Partnership, and neither the Partnership nor any Partners shall have any rights or claims as a result of such activities. Furthermore, the General Partner shall not be obligated to share any business opportunities with the Partnership or with the Limited Partners. The Partners hereby waive any and all rights and claims which they may otherwise have against the General Partner and its officers, directors, shareholders, agents, employees and Affiliates as a result of any such activities.

	6.6	Dealing with the Partnership

	Except as limited by Section 6.2, the General Partner and any Affiliates shall have the right to contract or otherwise deal with the Partnership for the sale or lease of property, the rendition of services and other purposes, and to receive payments and fees from the Partnership in connection therewith as the General Partner shall determine, provided that such payments or fees for services, other than those specifically covered in
Article 7, shall be equal to the lesser of (i) the cost to the General Partner and its Affiliates for providing such services, or (ii) 90% of the competitive price which would be charged by independent parties providing similar services in the same or a comparable geographic location, and provided that such agreements are terminable upon no more than 60 days' notice.

	6.7	Liability and Indemnity

		(a)	General.  The Partnership, its receiver or its
trustee, shall indemnify the General Partner and its Affiliates against and save them harmless from any loss, (including, but not limited to, attorneys' fees and court costs), suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates, if the General Partner or its Affiliates have determined, in good faith, that such course of conduct was in the best interest of the Partnership and that such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates. The General Partner and its Affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Partnership, provided that the same were not the result of negligence or misconduct on the part of the General Partner or its Affiliates.

		(b)	Partnership Assets Must First Be Used.  All
judgments against the Partnership and the General Partner or Affiliates wherein the General Partner or such other persons are entitled to indemnification, must first be satisfied from Partnership assets before the General Partner or such other persons are responsible for these obligations.

		(c)	No Presumption.  The termination of any action,
suit or proceeding by judgment or settlement shall not, of itself, create a presumption that the General Partner or its Affiliates are not entitled to indemnification or are not entitled to the protection afforded by this Section 6.7.

		(d)	Securities Laws.  Notwithstanding Section 6.7(a),
the General Partner and its Affiliates and any person acting as a Broker/Dealer shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (iii) a court of competent jurisdiction approved a settlement of the claims against a particular indemnitee. In any claim for indemnification of federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts state securities commission with respect to the issue of indemnification for securities law violations.

		(e)	Insurance.  The Partnership shall not incur the
cost of that portion of any insurance other than public liability insurance, which insures any party against any liability for which indemnification is prohibited under this Section 6.7.

		(f)	Advances from Partnership.  The advance of
Partnership funds to the General Partner or its Affiliates for legal expenses and other costs incurred as a result of a legal action is permissible only if (i) the legal action relates to the performance of duties or services by the General Partner or its Affiliates, (ii) the legal action is initiated by a third party who is not a Limited Partner, and (iii) the General Partner and its Affiliates undertake to repay the advanced funds to the Partnership in cases in which they would not be entitled to indemnification.

	6.8	Reserves

	The Partnership shall maintain reasonable reserves for normal repairs, replacements, working capital, and contingencies in an initial amount to be determined by the General Partner, which may be increased or decreased from time to time as determined by the General Partner.

	6.9	Fiduciary Duty of the General Partner

	The General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in its possession or control, and it shall not employ, or permit another to employ, such funds or assets in any manner except for the benefit of the Partnership.

	6.10	Loan Commitment Guaranty

	The General Partner shall lend or arrange to lend to the Partnership as provided in the Loan Commitment Guaranty Agreement the amount of any Operating Deficit for any calendar quarter for the period beginning January 1, 1987 through December 31, 1991. Such a loan shall be made within 15 days after the Operating Deficit for the quarter is determined, and shall bear interest at the rate then charged to the Partnership by its principal lender and shall be repaid when funds are available to the Partnership.

	6.11	Completion Guaranty

	The General Partner guaranties pursuant to the Completion Guaranty Agreement that the Properties will be completed free and clear of all financing and construction liens (except any liens secured by deeds of trust described in the Prospectus) at a total cost to the Partnership not to exceed approximately $28,807,000, including the purchase price of the Properties, but excluding negative cash flow associated with lease-up expenses and the first year of operations. This guaranty shall survive the admission of Limited Partners to the Partnership. The General Partner does not warrant compliance with the conditions or standards of the construction agreements with respect to the Properties.

	ARTICLE 7

	COMPENSATION AND REIMBURSEMENT OF
	EXPENSES TO THE GENERAL PARTNER
	AND ITS AFFILIATES

	The General Partner and its Affiliates shall be entitled to receive as a cost of the Partnership each and all of the following amounts as fees, compensation, and reimbursement in addition to their rights to reimbursement of ongoing expenses as set forth in Article 14.

	7.1	Reimbursement of Expenses

		(a)	Organization and Offering Expenses.  To the
extent that Organization and Offering Expenses and services were paid or furnished by the General Partner or its Affiliates rather than from Partnership funds, the General Partner or its Affiliates shall receive a reimbursement for all such expenses and services. The Partnership shall not be required to pay or reimburse the General Partner or any Affiliate of the General Partner for Organization and Offering Expenses which exceed fifteen percent (15%) of the Gross Offering Proceeds as of the Completion Date.

		(b)	Other Expenses.  The Partnership shall reimburse
the General Partner or its Affiliates for the actual cost to the General Partner or its Affiliates (or pay directly the actual cost) of goods and materials used for or by the Partnership and obtained from entities unaffiliated with the General Partner.
The Partnership shall also pay or reimburse the General Partner or its Affiliates for expenses incurred in connection with the provision of administrative services necessary to the prudent operation of the Partnership, provided that such reimbursement shall be at the lower of (i) actual cost to the General Partner or its Affiliates, or (ii) 90% of the competitive price which would be charged by independent parties for comparable administrative services in the same geographical location.

		(c)	Nonreimbursable Expenses.  The General Partner
will pay and will not be reimbursed by the Partnership for the following expenses: (i) salaries, fringe benefits, travel expenses and other administrative items of individuals who are Control Persons of the General Partner or its Affiliates, (ii) those overhead expenses of the General Partner or its Affiliates which include their rent, depreciation, utilities and capital equipment, (iii) Organization and Offering Expenses in excess of 15% of Gross Offering Proceeds, (iv) expenses related to the performance of those services for which the General Partner or its Affiliates are entitled to compensation by way of the Property Management Fee, Initial Partnership Management Fee,
Completion Guaranty Fee or Subordinated Property Disposition
Interest and (v) all other expenses which are unrelated to the business of the Partnership.

	7.2	Reimbursement for Sums Advanced to the Partnership

	To the extent that the General Partner or its Affiliates have advanced or will advance funds to the Partnership, the General Partner or its Affiliates shall be reimbursed for such funds.

	7.3	Initial Partnership Management Fee

	In consideration for organizing the Partnership, arranging for and negotiating construction financing, arranging for and negotiating permanent financing, obtaining (in connection with the permanent financing) a Credit Enhancement satisfactory to the lender of the permanent financing, selecting and supervising professionals to perform services for the Partnership, establishing Partnership accounts, including an escrow account for use in connection with the offering of Units, and establishing a reporting system for submitting tax information and periodic reports to the Limited Partners and regulatory authorities, the General Partner shall receive an Initial Partnership Management Fee of $291,000, which shall be payable proportionately from Capital Contributions and any remaining balance due on the Completion Date.

	7.4	Completion Guaranty Fee

	The General Partner shall receive a Completion Guaranty Fee, in consideration for the Completion Guaranty, in the amount of $600,000 payable proportionately from Capital Contributions and any remaining balance due on the Completion Date; provided, however, that in no event shall such fee exceed 90% of the competitive price which would be charged by a non-Affiliate for rendering similar services in the same or a comparable geographic location.

	7.5	Property Management Fee; Initial Lease-Up Fee

		(a)	The General Partner shall act as the property
manager and shall receive a Property Management Fee equal to five percent (5%) of the Effective Gross Collections in managing the Properties including acting as a liaison with tenants and monitoring and supervising the following services: (i) collection of rentals, (ii) payment of all mortgages, (iii) obtaining and maintaining appropriate insurance for the Properties, (iv) leasing activities, (v) property inspection and maintenance, (vi) accounting, services, (vii) legal services, (viii) tax calculations and payments, (ix) bookkeeping services and (x) similar ordinary management services necessary for the orderly management of the Properties. However, during the Lease-Up
Period of the Properties, the Property Management Fee shall equal the greater of (A) five percent (5%) of the Effective Gross Collections or (B) one-half (1/2) of five percent (5%) of the Effective Gross Collections assuming the Properties were leased at their market rates. Additional sums shall also be payable to the General Partner for performing certain extraordinary services, including without limitation data processing services, payroll services and collections with respect to the Properties.

		(b)	In addition, the General Partner shall receive,
to the extent that the manager performs services outside the normal and customary services provided by independent third party property managers, reimbursement for direct salary expenses of employees performing such services. The provision of such services does not constitute part of the duties or obligations of the General Partner in its capacity as General Partner of the Partnership.

		(c)	The Property Management Fee shall be paid monthly
to the General Partner, or any unaffiliated property management firm which the General Partner in its sole discretion may select.
To the extent that the Partnership has insufficient cash to pay the Property Management Fee in any amount, the fee shall be accrued and paid as soon as the Partnership has sufficient cash available.

		(d)	The Property Manager shall also receive a one-
time Initial Lease-Up Fee of $106,000 for extraordinary services provided during the lease-up of the Properties, including but not limited to establishing a marketing plan, maintaining on-site personnel, showing units and interviewing and evaluating prospective tenants. The Initial Lease-Up Fee shall be paid monthly from rental revenues, prorated over the period commencing with the completion of the Properties and continuing until the Properties are 95% occupied. In no event shall the Initial
Lease-Up Fee exceed 90% of the competitive price which would be charged by a non-Affiliate for rendering similar services in the same or a comparable geographic location.

	7.6	Share of Distributable Cash from Operations

	The General Partner shall receive its share of Distributable
Cash from Operations as set forth in Sections	5.1 and 5.3.

	7.7	Subordinated Property Disposition Interest

	For brokerage services in connection with the sale of a Property, the Partnership shall pay the General Partner a Subordinated Property Disposition Interest. The Subordinated Property Disposition Interest shall equal the lesser of: (i) a percentage of the gross sales price of a Property equal to onehalf of the percentage rate customarily charged for similar services by unaffiliated parties that render the same services as an ongoing public activity in the same geographic location for comparable property, or (ii) three percent (3%) of the gross sales price of a Property. The Subordinated Property Disposition Interest shall be payable upon the close of escrow of the sale of each Property; provided, however, that payment shall be subordinated as provided in Section 7.8(a). Notwithstanding the foregoing to the contrary, the aggregate commissions paid to all persons for the sale of the Properties, whether or not they are Affiliates of the General Partner, shall not exceed six percent (6%) of the selling price of each Property, but otherwise there is no limitation on or subordination of real estate commissions paid to non-Affiliates. Any Subordinated Property Disposition Interest not paid to the General Partner due to a lack of available cash shall be a liability of the Partnership and shall be paid when cash becomes available.

	7.8	Fees and Share Upon Sale or Refinancing

	The General Partner shall receive the following items of distribution and compensation:

		(a)	Upon the sale of a Property, the Subordinated
Property Disposition Interest will be subordinated to	the return
to the Limited Partners of the portion of their Invested Capital attributable to the Property sold plus a 10% Priority Return and, as appropriate, the Incentive Priority Return on the average daily balance of Invested Capital attributable to the Property sold. A Limited Partner's portion of Invested Capital attributable to the Property sold will be calculated by multiplying his Invested Capital by a fraction, the numerator of which shall equal the cost of the Property sold and the denominator of which shall equal the cost of both of the Properties; provided, however, that the Subordinated Property Disposition Interest shall not be paid to the General Partner until the Limited Partners have received at least a 6% cumulative simple return on their total Invested Capital.

		(b)	Upon a sale or a refinancing of a Property, its
share of Net Proceeds from Sale or Refinancing as set forth in
Section 5.4.

	7.9	Loans by the General Partner to the Partnership

	The General Partner or its Affiliates may, but are not obligated to (except as set forth in Section 6.10), loan or advance funds to the Partnership, and receive interest or other financing charges or fees, provided that the interest charges or fees are not in excess of amounts charged by third party financing institutions on comparable loans for the same purpose or, if the funds for a loan are obtained by the General Partner from a lending institution, the rate and other fees which the General Partner is required to pay to the lending institution.
In no event shall the General Partner or its Affiliates charge the Partnership a prepayment charge or penalty in connection with any loans or advances to the Partnership from the General Partner or its Affiliates.

	7.10	Fees Payable on Cessation as the General Partner

	If the General Partner ceases to be the General Partner pursuant to Section 12.1, any fee, commission, or reimbursement of expenses payable according to the provisions of this Agreement which is then accrued, but not yet paid, shall be paid by the Partnership to the General Partner or, if appropriate, an Affiliate thereof, in cash, within 30 days of the date the General Partner ceases to be the General Partner.

	ARTICLE 8

	BOOKS, RECORDS, ACCOUNTS AND REPORTS

	8.1	Books and Records

		(a)	The Partnership shall continuously maintain an
office in the State of California, at which the following books and records shall be kept:

			(1)	A current list of the full name and last
known business or residence address of each Partner set forth in alphabetical order together with the contribution and the share in profits and losses of each Partner;

			(2)	A copy of the Certificate of Limited
Partnership and all certificates of amendments thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

			(3)	Copies of the Partnership's federal, state,
and local income tax or information returns and reports, if any, for the six most recent taxable years;

			(4)	Copies of this Agreement and all amendments
thereto;

			(5)	Financial statements of the Partnership for
the six most recent fiscal years;

			(6)	The Partnership's books and records for at
least the current and past three fiscal years; and

			(7)	Copies of each appraisal of the Properties.

		(b)	The Partnership shall also maintain at its
principal office such additional books and records as are necessary for the operation of the Partnership.

	8.2	Limited Partners' Rights Regarding Books, Records and
Tax Information

		(a)	Upon the request of a Limited Partner, the
General Partner shall promptly deliver to the Limited Partner, at the expense of the Partnership, a copy of the items set forth in Sections 8.1(a)(1), (2), and (4).

		(b)	Each Limited Partner or any person designated by
a Limited Partner to act on his behalf has the right upon reasonable request:

			(1)	To inspect and copy during normal business
hours, at the Limited Partner's expense, any of the Partnership's records required to be kept of the Partnership; and

			(2)	To obtain from the General Partner promptly
after becoming available, at the Limited Partner's expense, a copy of the Partnership's federal, state and local income tax or information returns for each year.

		(b)	The General Partner shall promptly furnish to a
Limited Partner a copy of any amendment to this Agreement executed by the General Partner pursuant to a power of attorney from the Limited Partner.

		(c)	The General Partner shall send to each Partner
within 75 days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns.

	8.3	Accounting Basis and Fiscal Year

	The Partnership's books and records (a) shall be kept on a basis chosen by the General Partner in accordance with the accounting methods followed by the Partnership for federal income tax purposes, (b) shall reflect all Partnership transactions, (c) shall be appropriate and adequate for the Partnership's business and for the carrying out of all provisions of this Agreement, and
(d) shall be closed and balanced the end of each Partnership fiscal year. The fiscal year of the Partnership shall be the calendar year, unless otherwise determined by the General
Partner.

	8.4	Reports

		(a)	Annual Statements.  The General Partner shall
have prepared at least annually, at Partnership expense: (i) annual financial statements including a balance sheet, statement of income or loss, statement of partners' equity, statement of changes in financial position and a cash flow statement, all of which, except the cash flow statement, shall be prepared in accordance with generally accepted accounting principles and accompanied by an auditor's report containing an opinion of an independent certified public accountant; (ii) Partnership information necessary in the preparation of the Limited Partners' federal and state income tax returns; (iii) a report of the activities of the Partnership during the period covered by the report; (iv) a statement as to the reimbursements received during the year by the General Partner and its Affiliates from the Partnership, including a verification of the allocation of the costs to the Partnership by independent certified public accountants; (v) a tabular comparison of the results from operations with the Financial Forecast; and (vi) a report identifying distributions from (A) Distributable Cash from Operations of that year, (B) Distributable Cash from Operations of prior years, and (C) Net Proceeds from Sale or Refinancing and other sources. Copies of the financial statements and reports shall be distributed to each Limited Partner within 120 days after the close of each taxable year of the Partnership;
provided, however, that all Partnership information necessary in the preparation of the Limited Partners' federal income tax returns shall be distributed to each Limited Partner not later than 75 days after the close of each fiscal year of the Partnership.

		(b)	Quarterly Reports.  The General Partner shall
cause to be prepared quarterly, at Partnership expense, a report containing: (i) a statement of the compensation received by the General Partner and its Affiliates during the quarter from the Partnership, which statement shall set forth the services rendered by the General Partner and its Affiliates and the amount of fees received; (ii) a balance sheet which may be unaudited;
(iii) a statement of income for the quarter then ended, which may be unaudited; (iv) a cash flow statement for the quarter then ended, which may be unaudited; and (v) other relevant information. Copies of the statements shall be distributed to each Limited Partner within 60 days after the end of each quarterly period. The information required by Form 10-Q (if required to be filed with the Securities and Exchange Commission) will be supplied to each Limited Partner within 45 days after the end of each quarterly period.

		(c)	Unaudited Financial Statements.  Until the
Partnership is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, the General Partner shall cause to be prepared, at Partnership expense, a semi-annual report covering the first six months of Partnership operations in each calendar year, and semi-annually thereafter, unaudited financial statements (consisting of a balance sheet, a statement of income or loss for the first six-month period and a statement of cash flow for the first six-month period) and a statement of other pertinent information regarding the Partnership and its activities during the six-month period covered by the report. Copies of the statements and other pertinent information shall be distributed to each Limited Partner within 60 days after the close of the six-month period covered by the report of the Partnership. If the Partnership has more than 35 Limited Partners, Limited Partners representing at least five percent
(5%) of the Units may make a written request to the General Partner for an income statement of the Partnership for the initial three-month, six-month, or nine-month period of the current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the Partnership as of the end of that period. The statement shall be delivered or mailed to the Limited Partners making the request within 30 days thereafter. Copies of the financial statements, if any, filed with the Securities and Exchange Commission shall be distributed to each Limited Partner within 60 days after the close of the quarterly period covered by the report of the Partnership.

		(d)	General Partner's Certificate.  The financial
statements referred to in this Section 8.4 which are unaudited shall be accompanied by a certificate of the General Partner that such financial statements were prepared without audit from the books and records of the Partnership.

	8.5	Tax Returns

	The General Partner, at Partnership expense, shall cause to be prepared income tax returns for the Partnership and shall further cause such returns to be timely filed with the appropriate authorities.

	8.6	Filings with Regulatory Agencies

	The General Partner, at Partnership expense, shall cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with such entities under then current applicable laws, rules and regulations. Any Limited Partner shall be provided with a copy of any such report upon request at such Limited Partner's expense.

	8.7	Tax Matters Partner

	The General Partner is hereby designated as the "tax matters partner" of the Partnership in accordance with Section 6231(a)(7) of the Internal Revenue Code and is authorized, at the Partnership's sole cost and expense, to represent the Partnership and each Limited Partner in connection with all examinations of the Partnership affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend
Partnership funds for professional services and costs connected therewith. Each Limited Partner agrees to cooperate with the General Partner and to do or refrain from doing any and all things reasonably required by the General Partner to conduct such proceeding. The General Partner shall have the right to settle any audits without the consent of the other Partners and to take any and all other actions on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law and regulations.

	ARTICLE 9

	CERTAIN MATTERS AND VOTING RIGHTS AFFECTING LIMITED PARTNERS

	9.1	Limitations

	No Limited Partner shall (a) have the authority or power in his capacity as a Limited Partner to act as agent for or on behalf of the Partnership or any other Partner, to do any act which would be binding on the Partnership or any other Partner, or to incur any expenditures on behalf of or with respect to the Partnership, (b) have any of his obligations to make contributions or to return distributions compromised except upon approval of the General Partner, or as otherwise required by
Section 15666 of the Act, (c) have any right to demand or receive property other than money upon distribution from the Partnership, or (d) be compelled to accept a distribution of any asset in kind from the Partnership in lieu of a proportionate distribution of money being made to other Partners.

	9.2	Liability of Limited Partners

	The liability of each Limited Partner (in the capacity as a Limited Partner) for the losses, debts and obligations of the Partnership shall be limited to the Limited Partner's Capital Contribution, and the Limited Partner's share of any undistributed assets of the Partnership; provided, however, that under applicable partnership law, a Limited Partner may, under certain circumstances, be required to return to the Partnership amounts previously distributed to such Limited Partner for the benefit of Partnership creditors, with interest. Any such obligation to return distributions and pay interest shall be the sole obligation of the Limited Partners and not of the General Partner.

	9.3	Voting Rights

		(a)	Limited Partners shall have the right, by
Majority Vote to take the following actions:

			(1)	Amend this Agreement, subject to the
conditions contained in Article 15 hereof;

			(2)	Dissolve and wind up the Partnership;

			(3)	Remove the General Partner;

			(4)	Approve or disapprove the sale of either or
both of the Properties, except in the orderly liquidation and winding up of the Partnership upon its dissolution;

			(5)	Admit a general partner or elect to
continue the business of the Partnership after the removal of the General Partner where there is no remaining general partner; and

			(6)	Elect to continue the business of the
Partnership as set forth in Section 13.2(b).

		(b)	The unanimous approval of all the Limited
Partners shall be required for the admission of a general partner or the election to continue the business of the Partnership after the general partner ceases to be a general partner (other than by removal) where there is no remaining general partner.

		(c)	Notwithstanding any provision contained in the
Act to the contrary, the Limited Partners shall have no voting rights other than as expressly set forth in this Agreement.

	ARTICLE 10

	MEETINGS

	10.1	Place of Meetings

	Meetings of the Partners may be held at any place within or outside of California, at a time and place convenient to the Limited Partners, as determined by the General Partner.

	10.2	Calling of Meetings

	A meeting of the Partners may be called by the General
Partner or by Limited Partners holding more than ten percent
(10%) of the outstanding Units for any matters on which the Limited Partners may vote.

	10.3	Notices

		(a)	Whenever Partners are required or permitted to
take any action at a meeting, a written notice of the meeting shall be given not less than 15, nor more than 60 days before the date of the meeting to each Partner entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted, and no other business may be transacted.

		(b)	Notice of a Partners' meeting or any report shall
be given either personally or by mail or other means of written communication, addressed to the Partner at the address of the Partner appearing on the books of the Partnership or given by the Partner to the Partnership for the purpose of notice, or, if no address appears or is given, at the place where the principal executive office of the Partnership is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice or report in accordance with the provisions of this Article, executed by the General Partner, shall be prima facie evidence of the giving of the notice or report.

	If any notice or report addressed to the Partner at the address of the Partner appearing on the books of the Partnership is returned to the Partnership by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the Partner at the address, all future notices or reports shall be deemed to have been duly given without further mailing if they are available for the Partner at the principal executive office of the Partnership for a period of one year from the date of the giving of the notice or report to all other Partners.

		(c)	Upon written request to the General Partner by
any person entitled to call a meeting of Partners, the General
Partner shall provide, within 10 days from the date the request is received, the Partners entitled to vote with a notice of the meeting specifying that the meeting will be held at the time requested by the person calling the meeting, not less than 15 nor more than 60 days after the receipt of the request.

	10.4	Adjournment

	When a Partners' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are, announced at the meeting at which the adjournment is taken. At the adjourned meeting the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Partner of record entitled to vote at the meeting in accordance with this Article 10.

	10.5	Waiver of Notice and Consent to Meeting

	The transactions of any meeting of Partners, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the Persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All waivers, consents, and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of the meeting, except when the person objects, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any meeting of Partners need be specified in any written waiver of notice, except as provided in Section 10.6.

	10.6	Validity of Vote for Certain Matters

	Any Partner approval at a meeting, other than unanimous approval by those entitled to vote, pursuant to Section 9.3 hereof, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting or in any written waiver of notice.

	10.7	Quorum

		(a)	A majority of the Units held by Limited Partners
represented in person or by proxy shall constitute a quorum at a meeting of Partners.

		(b)	The Partners present at a duly called or held
meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken
(other than adjournment) is approved by the requisite vote necessary under Section 9.3.

		(c)	In the absence of a quorum, any meeting of
Partners may be adjourned from time to time by the vote of a majority of the outstanding Units held by Limited Partners represented either in person or by proxy, but no other business may be transacted, except as provided in Section 10.7(b).

	10.8	Action Without a Meeting

	Any action which may be taken at any meeting of the Partners may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by Partners having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all entitled to vote thereon were present and voted. In the event the Limited Partners are requested to consent on a matter without a meeting, each Partner shall be given notice of the matter to be voted upon in the same manner as described in Section 10.3. In the event the General Partner, or Limited Partners representing more than ten percent (10%) of the Units, request a meeting for the purpose of discussing or voting on the matter, the notice of a meeting shall be given in accordance with Section 10.3 and no action shall be taken until the meeting is held. Unless delayed in accordance with the provisions of the preceding sentence, any action taken without a meeting shall be effective 15 days after the required minimum number of voters have signed the consent, however, the action will be effective immediately if the General Partner and Limited Partners holding at least ninety percent (90%) of the outstanding Units have signed the consent.

	10.9	Use of Proxies

	The use of proxies in connection with this Article 10 will be governed in the same manner as in the case of corporations formed under the California General Corporation Law.

	10.10  Record Date

	In order that the Partnership may determine the Partners of record entitled to notices of meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any other lawful action, the General Partner, or Limited Partners holding more than ten percent (10%) of the outstanding Units, may fix, in advance, a record date, which is not more than 60 nor less than 15 days prior to the date of the meeting and not more than 60 days prior to any other action. If no record date is fixed:

		(a)	The record date for determining Partners entitled
to notice of or to vote at a meeting of Partners shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

		(b)	The record date for determining Partners entitled
to give consent to Partnership action in writing without a meeting shall be the day on which the first written consent is given.

		(c)	The record date for determining Partners for any
other purpose shall be at the close of business on the day on which the General Partner adopts it, or the 60th day prior to the date of the other action, whichever is later.

		(d)	The determination of Partners of record entitled
to notice of or to vote at a meeting of Partners shall apply to any adjournment of the meeting unless the General Partner, or the Limited Partners who called the meeting, fix a new record date for the adjourned meeting, but the General Partner, or the Limited Partners who called the meeting, shall fix a new record date if the meeting is adjourned for more than 45 days from the date set for the original meeting.

	ARTICLE 11

	ASSIGNMENT OF INTERESTS;
	SUBSTITUTED LIMITED PARTNERS; LIMITED LIQUIDITY PLAN

	11.1	Sale, Transfer, or Assignment of Interest of the
General Partner

	The General Partner may not sell or transfer all or any Part of its general partnership interest (not including any Units it holds) in the Partnership except in connection with the merger, consolidation, or reorganization of the General Partner into another entity or the transfer of ownership of the ownership interest in the General Partner or the assumption of the rights and duties of the General Partner or by another entity in connection with any such transaction or as set forth in Article
7. The General Partner may also hold Units, the sale or transfer of which is subject to Section 11.2. Notwithstanding the foregoing, the General Partner may assign any part of its interest in subordinated distributions under Section 5.4(c) to any person or entity.

	11.2	Assignment of Units

	A Limited Partner may not sell, transfer, assign, pledge, or otherwise dispose of any or a part of his Units (whether voluntarily or by operation of law) (hereinafter collectively referred to as an "assignment"), except as follows and as set forth in Section 11.7:

		(a)	A Limited Partner may assign one or more of his
Units if in compliance with this Section 11.2 and Sections 11.5 or 11.6. No consent or approval of any of the Limited Partners shall be required for such assignment.

		(b)	Any assignment must be by a written instrument,
in a form satisfactory to the General Partner and accepted by it, which instrument has been duly executed by the assignor of such Units. A Limited Partner shall notify the General Partner of an assignment or transfer by operation of law of a beneficial interest in any Units which occurs without a transfer of record ownership.

		(c)	An Assignee shall be required to pay a reasonable
sum to reimburse the Partnership and the General Partner in connection with such assignment, with such sum to be determined by the General Partner in its sole discretion. The sum shall be intended to cover any legal fees, accounting fees, overhead charges, and other fees or expenses incurred by the Partnership and its counsel as a result of any such assignment.

		(d)	The General Partner may require an opinion of
counsel, in form and substance satisfactory to it in its sole discretion, by counsel experienced in securities laws matters, covering (i) that the proposed assignment will be in compliance with applicable securities laws, rules and regulations, and (ii)
such other matters as may be determined by the General Partner in
its sole discretion.  The fee for such	counsel shall be paid by
the assignor.

	Any purported assignment of Units which is not in compliance with this Agreement is hereby declared to be null and void and of no force or effect whatsoever.

	11.3	Assignee's Rights

		(a)	An assignment of a Unit does not entitle the
Assignee to become or to exercise any rights of a Partner. An assignment entitles the Assignee to receive, to the extent assigned, only the distributions and allocation of profits and losses to which the assignor would be entitled after the effective date of assignment as set forth below. A Limited
Partner remains a Partner upon assignment of all or part of the Limited Partner's Units, subject to the possibility of the Assignee becoming a Substituted Limited Partner pursuant to
Section 11.5.

		(b)	The "effective date" of an assignment shall be
that date specified in the written instrument whereby the General Partner consents to the assignment, which date shall not be later than the first day of the quarter following receipt by the General Partner of a written notice of assignment and the fulfillment of all conditions precedent to such assignment provided for in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Partnership and the General Partner shall be entitled to treat an assignor or transferor of Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of income, gain, loss, deductions, credits, or distributions made to such assignor or transferor until the effective date of an assignment shall have passed.

	11.4	No Assignment Allowed Under Certain Circumstances

	Anything herein contained to the contrary notwithstanding, no Limited Partner shall have the right, without express written approval from the General Partner, to assign his Units, or any portion thereof, if such assignment would result (directly or indirectly) in the (a) termination of the Partnership for tax purposes; (b) violation of the Securities Act of 1933 or any rules or regulations thereunder, or any applicable state securities laws or any rules or regulations thereunder; (c) violation of any investment representation given by such Limited Partner in connection with his acquisition of Units; (d) treatment of the Partnership as an association taxable as a corporation; or (e) acquisition by an Assignee who is a resident alien, non-resident alien, sellers or related parties of the sellers of the Properties, or holder of a mortgage loan on the Properties.

	11.5	Substituted Limited Partners

		(a)	An Assignee shall not become a Substituted
Limited Partner unless the General Partner gives its express written consent to such substitution (which consent may not be unreasonably withheld) and receives such instruments and documents, and a reasonable transfer fee, as the General Partner shall require.

		(b)	The assignor Limited Partner shall cease to be,
and the Assignee shall become, a Limited Partner, as to the Units so assigned, as of the date on which the Assignee has satisfied the requirements set forth above and as of the date of effectiveness.

		(c)	The General Partner is hereby authorized to do
all things necessary to effect the admission of any such Substituted Limited Partner, including, but not limited to, the filing of an amended Certificate of Limited Partnership (if necessary), and each Limited Partner hereby agrees (and each Substituted Limited Partner, upon the execution of the instruments referred to in Section 11.5(a), shall be deemed to have agreed) that he shall, at the request of the General
Partner, execute and deliver any such amended Certificate of Limited Partnership.

		(d)	Unless and until any Assignee, transferee, heir
or legatee becomes a Substituted Limited Partner, his status and rights shall be limited to the rights of an Assignee. An
Assignee who does not become a Substituted Limited Partner shall have no right to inspect the Partnership's books or to vote on any of the matters on which a Limited Partner would be entitled to vote. An Assignee who has become a Substituted Limited
Partner has, to the extent the assignor's Units are assigned, the rights and powers, and is subject to the restrictions and liabilities, of a Limited Partner under this Agreement. In no event, however, is an assignor released from the assignor's liabilities, if any, to the Partnership pursuant to Sections
15622(d), 15652 and 15666 of the Act.

		(e)	The General Partner shall cause this Agreement
and any separate Certificate of Limited Partnership (if required by law) to be amended to reflect the substitution of Limited
Partners at least once in each fiscal quarterly period of the Partnership.

		(f)	Any person admitted to the Partnership as a
Substituted Limited Partner shall be subject to and bound by all the provisions of this Agreement as if originally a party to this Agreement.

	11.6	Death, Incompetency or Bankruptcy of a Limited Partner

	The death, adjudication of incompetency or bankruptcy of a Limited Partner shall not dissolve the Partnership. If a Limited Partner who is an individual dies or a court of competent jurisdiction adjudges the Limited Partner to be incompetent to manage the Limited Partner's personal property, the Limited Partner's executor, administrator, guardian, conservator, or other legal representative may exercise all the Limited Partner's rights for the purposes of settling the Limited Partner's estate or administering the Limited Partner's property. The executor, administrator, guardian, conservator, or other legal representative, as applicable, of the deceased, incompetent or bankrupt Limited Partner shall nevertheless continue to be liable for all of his obligations as a Limited Partner.

	11.7	Limited Liquidity Plan

	Commencing on January 1, 1989, and each year thereafter, the Limited Partners shall have the option to have their Units repurchased by the Partnership or a person designated by the Partnership subject to the terms and conditions set forth in this
Section 11.7.

		(a)	Purchase Price.  The purchase price of any Units
repurchased by the Partnership or person designated by the Partnership pursuant to this Section 11.7 shall equal 80% of the value of such Units as established by the General Partner. The
General Partner shall use a sales/liquidation analysis of the Partnership to establish the value of the Units. Such analysis shall determine the net proceeds from a sale of the Properties, based on independent appraisals, adjusted for Working Capital
Reserves, increased by the book value of other Partnership assets and decreased by Partnership debts, obligations and disposition costs. The General Partner shall then determine, in accordance with the provisions of Sections 5.3 and 5.4, the amount of such proceeds which would be distributed to any Limited Partner requesting repurchase. This amount shall be the established value of a Limited Partner's Units, of which a Limited Partner would receive 80% if his Units are repurchased.

		(b)	Appraisal.  Upon receipt of a repurchase request
from a Limited Partner, the Partnership shall have the Properties appraised by an independent M.A.I. appraiser; provided, however, that if the Properties have been appraised at any time during the 12 months preceding the repurchase request, the General Partner, in its sole discretion, may elect to use either or both of the prior appraisals and forego the reappraisal of either or both of the Properties. The purchase of Units under this plan shall be suspended during any period when one or both of the Properties are being reappraised. The expense of the appraisals shall be borne by the Partnership.

		(c)	Exercise.  Repurchases shall be made on a
quarterly basis. A Limited Partner shall provide the Partnership with written notice of the election to have his Units repurchased. The repurchase shall be made in the calendar quarter following the quarter in which the notice is received by the Partnership. The Partnership shall, if necessary, have one or both of the Properties appraised, calculate the value of the Units and provide the Limited Partner notice of the purchase price for his Units no later than 45 days prior to the date the repurchase is scheduled to occur. The Limited Partner shall have 30 days to confirm or revoke his repurchase election. If no notice is received within this period, the Limited Partner shall be deemed to have revoked the repurchase election. If in any quarter the requests for repurchase exceed the funds available for repurchase, priority shall be given to the requests in the order in which they were received by the Partnership. If a Limited Partner's request for repurchase is not satisfied in a given quarter, such Partner's priority based on the date his request was received shall carry over to subsequent quarters.
Any Limited Partners electing not to proceed will be given priority in the order in which their elections are received in any subsequent quarter.

		(d)	Funding.  Each quarter the General Partner shall
review the requests for repurchase and based on the number of requests, allocate up to 10% of the Distributable Cash from Operations for the purpose of making repurchases. Any funds set aside for repurchases which are not used in the quarter so allocated shall be promptly distributed with the next distribution to the Partners in accordance with Section 5.3.

		(e)	Limitations.  The Partnership shall not
repurchase in the aggregate more than 5% of the outstanding Units (exclusive of Units owned by the General Partner, its Affiliates or their employees) as of the Completion Date; provided, however, the General Partner, at its discretion, may increase the percentage of Units eligible for repurchase on a temporary or permanent basis. In addition, repurchases shall not be made if they would result in a "termination" of the Partnership within the meaning of Section 708(b) of the Internal Revenue Code.

	ARTICLE 12

	TERMINATION OF THE GENERAL PARTNER

	12.1	Cessation of the General Partner

		(a)	The General Partner shall cease to be the General
Partner of the Partnership only upon the happening of any of the following events (hereinafter referred to as a "Terminating
Event" and the General Partner affected as the "Terminated
General Partner"):

			(1)	The General Partner withdraws from the
Partnership:

			(2)	The General Partner is removed as the
General Partner of the Partnership pursuant to Section 9.3(a)(3);

			(3)	Ninety (90) days after the Limited Partners
have received written notification (which notification shall be given by the General Partner as prompted, as practicable) that an order for relief against the General Partner has been entered under Chapter 7 of the federal bankruptcy law, or that the General Partner (i) has made a general assignment for the benefit of creditors, (ii) has filed a voluntary petition under the federal bankruptcy law, (iii) has filed a petition or answer seeking for the General Partner any bankruptcy, reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation, (iv) has filed an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General
Partner in any proceeding of this nature, or (v) has sought, consented to, or acquiesced in the appointment of a trustee, receiver, or liquidator of the General Partner or of any or all substantial part of the General Partner's properties;

			(4)	Ninety (90) days after the Limited Partners
have received written notification (which notification shall be given by the General Partner as promptly as practicable) of one of the following events: (i) commencement of any proceeding against the General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation, and the proceeding has not been dismissed, or (ii) if within 60 days after the appointment without the General Partner's consent or acquiescence of a trustee, receiver, or liquidator of the General Partner or of any or all substantial part of the General Partner's properties, the appointment is not vacated or stayed, or within 60 days after the expiration of any such stay, the appointment is not vacated; and

			(5)	The dissolution and termination of the
General Partner.

		(b)	Upon a Terminating Event where the business of
the Partnership is continued, the interest of the Terminated
General Partner in the Partnership shall be converted or purchased as set forth in Section 12.2 below.

		(c)	Upon a Terminating Event, the agency relationship
between the Partnership and the Terminated General Partner shall be terminated, and the Terminated General Partner shall have no liability for any debts or liabilities of the Partnership incurred after the Terminating Event.

	12.2	Conversion or Purchase of Interest of Former General
Partner

		(a)	If the business of the Partnership continues
after a Terminating Event, the Terminated General Partner's interest shall, at the election of the Partnership, either (i) convert to that of a special limited partner interest or (ii) be purchased by the Partnership. Whether the General Partner's interest is converted or repurchased, the Partnership shall pay all amounts then accrued and owing to the General Partner and its Affiliates. The Partnership shall provide notice of its election under this Section 12.2 to the Terminated General Partner within 30 days from the date of the election to continue its business.
If notice is not so provided, the Terminated General Partner's interest shall be converted. Upon conversion of its interest to that of a special Limited Partner, the Terminated General Partner shall retain the same rights to profits, losses, and distributions as before the Terminating Event and shall be entitled to the voting rights accorded other Limited Partners.
If the Terminated General Partner's interest is repurchased, it shall receive from the Partnership the then present value of its interest in the Partnership, determined by agreement of the Terminated General Partner and the Partnership. If such parties cannot agree, the purchase price shall be determined in accordance with the then current rules of the American
Arbitration Association, with the expense of arbitration borne equally by the parties. If the termination of the Terminated General Partner was voluntary, the method of payment for its interest shall be under a non-interest bearing unsecured, promissory note with principal payable from distributions which the Terminated General Partner otherwise would have received under this Agreement if it had remained as General Partner. If the termination is involuntary, the method of payment shall be under a promissory note bearing interest at the Reference Rate of the bank specified by the Terminated General Partner, with equal payments of principal and interest over a term of five years.

		(b)	If a Terminating Event Occurs and the business of
the Partnership is not continued, then the Partnership shall be terminated and its assets distributed in accordance with Article
13.

	12.3	Withdrawal by the General Partner

		(a)	The General Partner may withdraw from the
Partnership only upon providing the Limited Partners with 60 days' notice of its intent to withdraw, obtaining Majority Vote of the Limited Partners consenting to such withdrawal and upon the appointment of a successor general Partner by Majority Vote of the Limited Partners.

		(b)	A withdrawal by the General Partner under the
conditions stated above shall not act as a breach of this Agreement. In the event of a withdrawal by the General Partner meeting the requirements of this Section 12.3, the withdrawing General Partner shall be entitled to have his interest purchased or converted to that of a special Limited Partner in accordance with Section 12.2.

	12.4	Termination of Executory Contracts With the General
Partner or Affiliates

	Upon a Terminating Event as set forth in Section 12.1, all executory contracts between the Partnership and the Terminated General Partner or any Affiliate thereof may be terminated by the Partnership effective upon 60 days prior written notice of such termination to the party so terminated. The Terminated General Partner or any Affiliate thereof may also terminate and cancel any such executory contract effective upon 60 days prior written notice to the Partnership.

	12.5	Reports After Removal

	Within 90 days after the Limited Partners have voted to remove the General Partner, the General Partner shall have Prepared, at Partnership expense, unaudited financial statements (balance sheet, statement of income or loss, statement of Partners' equity, and statement of changes in financial position) Prepared in accordance with generally accepted accounting principles and shall cause such statements to be mailed to the Limited Partners as soon as possible after receipt thereof.


	ARTICLE 13

	DISSOLUTION AND TERMINATION OF THE PARTNERSHIP

	13.1	Dissolution

	The Partnership shall be dissolved and its affairs shall be wound up upon the happening of the first to occur of the following:

		(a)	Upon the General Partner ceasing to be the
general partner of the Partnership as set forth in Section 12.1
(a) hereof (other than by removal) unless (i) there is at least one other General Partner and all other remaining General Partner(s) elect to continue the business of the Partnership or
(ii) all Limited Partners agree to continue the business of the Partnership and to admit one or more General Partners pursuant to the voting right set forth in Section 9.3(b);

		(b)	On a date designated by vote of the limited
Partners pursuant to the exercise of the voting right set forth in Section 9.3(a)(2);

		(c)	The sale or other disposition of all of the
Partnership's assets and the receipt in cash of the proceeds thereof;

		(d)	Upon entry of a decree judicial dissolution; or

		(e)	On December 31, 2016.

	13.2	Continuation of the Business of the Partnership

	The business of the Partnership may be continued as follows:

		(a)	If the General Partner ceases to be a general
partner of the Partnership, any then remaining General Partner, without the necessity for the consent of the Limited Partners, shall have the right to continue the business of the Partnership.

		(b)	In all other events where a dissolution his
occurred, upon a Majority Vote of the Limited Partners	consenting
to the continuation of the business of the Partnership, except that if the General Partner ceases to be the general partner of the Partnership (other than by removal) and there is no remaining General Partner, the admission of a new General Partner or the election to continue the business of the Partnership shall require the unanimous consent of all Limited Partners.

	13.3	Liquidation

		(a)	In the event of dissolution as provided in
Section 13.1, if there has been no election to continue the Partnership as provided for in this Agreement and following any sale of the Partnership's real or personal property, the liquid assets of the Partnership shall be distributed as follows:

			(1)	All of the Partnership's debts and
liabilities to persons (including Partners to the extent permitted by law) shall be paid and discharged, but excluding secured creditors whose obligations will be assumed or otherwise transferred on the liquidation of Partnership assets and any reserve deemed necessary by the General Partner for the payment of such debts shall be set aside; and

			(2)	The balance of such assets of the
Partnership shall be distributed to the Partners in amounts equal to the Partners' positive balances in their capital accounts and otherwise in accordance with Article 5.

		(b)	Upon dissolution, each Limited Partner shall look
solely to the assets of the Partnership for the return of his Invested Capital, and shall be entitled only to a cash distribution of Partnership property and assets in return thereof. If the Partnership property remaining after the payment or discharge of the debts and liabilities of the Partnership is insufficient to return the Invested Capital of each Limited
Partner, such Limited Partner shall have no recourse against any other Limited Partner or against the General Partner, except to the extent provided in Section 5.7. The winding up of the affairs of the Partnership and the distribution of its assets shall be conducted exclusively by the General Partner, who is hereby authorized to do any and all acts and things authorized by law for these purposes. In the event of dissolution or bankruptcy of the General Partner or removal of the General
Partner by the Limited Partners and there is a failure to appoint a new General Partner, the winding up of the affairs of the Partnership and the distribution of its assets shall be conducted by the remaining General Partner, if any, or by such person as may be selected by a Majority Vote of the Limited Partners, which person is hereby authorized to do any and all acts and things authorized by law for these purposes.

		(c)	In the event the Partnership is "liquidated"
within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), (i) distributions shall be made pursuant to
Section 13.3 to the Partners who have positive capital accounts in compliance with Treasury Regulation Section 1.7041(b)(2)(ii)(b)(2), and (ii) if the General Partner's capital account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance in compliance with Section 5.7. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the Partners pursuant to this Agreement.

	13.4	Cancellation of Certificate of Limited Partnership

	Upon the completion of the distribution of Partnership assets as provided in this Article 13 and the termination of the Partnership, the General Partner or other person acting as liquidator (or the Limited Partners, if necessary) shall cause the Certificate of Limited Partnership of the Partnership to be cancelled and shall take such other actions as may be necessary to legally terminate the Partnership.

	ARTICLE 14

	PARTNERSHIP EXPENSES

	14.1	Reimbursement to General Partner

	The Partnership shall reimburse the General Partner for those items specifically set forth in Article 7.

	14.2	Payment of Expenses of the Partnership

	All of the ongoing Partnership expenses shall be billed directly to and paid by the Partnership. The Partnership's expenses will include the following:

		(a)	Organization and Offering Expenses (subject to
the limitation in Section 7.1).

		(b)	Expenses connected with the Properties, which may
include, but are not limited to: (i) expenses in connection with the acquisition, development, financing, refinancing and disposition of the Properties; (ii) expenses in connection with the replacement, alteration, repair, remodeling, refurbishment, and leasing of the Properties; (iii) direct salary expenses for employees, other than Control Persons, of the General Partner or its Affiliates performing services outside the normal scope of activities required by the General Partner; (iv) all operational costs of the Properties, including taxes, utilities, insurance, cost of maintenance and repair, mortgage payments, and all costs of borrowed money, taxes, and assessments on Partnership property and other taxes applicable to the Partnership; (v) all costs associated with the sale of the Properties, including the costs of servicing any seller financing; (vi) legal, accounting, audit, appraisal, engineering and other fees; and (vi) fees and expenses paid to independent contractors, mortgage bankers, brokers and servicers, leasing agents, consultants, on-site managers, real estate brokers, insurance brokers, and other agents.

		(c)	Expenses of Partnership administration, including
all accounting, documentation, professional, asset management, and reporting expenses of the Partnership, which may include, but are not limited to: (i) preparation and documentation of Partnership bookkeeping, accounting, and audits; (ii) preparation and documentation of budgets, economic surveys, cash flow projections, and working capital requirements; (iii) preparation and documentation of Partnership state and federal tax returns;
(iv) printing, engraving, and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration, and recording of documents evidencing ownership of Units or in connection with the business of the Partnership; (v) expenses of insurance as required in connection with the business of the Partnership; (vi) expenses in connection with distributions made by the Partnership to, and communications, bookkeeping and clerical work necessary in maintaining relations with limited Partners, including the cost of printing and mailing to such persons reports of the Partnership and of preparation of proxy statements and solicitations of proxies in connection therewith; (vii) expenses in connection with preparing and mailing reports required to be furnished to Limited Partners for investor, tax reporting, or other purposes, or expenses associated with furnishing reports to Limited Partners which the General Partner deems to be in the best interests of the Partnership; (viii) expenses of revising, amending, converting, modifying, or terminating the Partnership; (ix) costs incurred in connection with any litigation in which the Partnership is involved as well as any examination, investigation, or other proceedings conducted by any regulatory agency of the Partnership, including legal and accounting fees incurred in connection therewith; (x) costs of any computer equipment or services used for or by the Partnership; (xi) costs of any accounting, statistical, or bookkeeping equipment necessary for the maintenance of the books and records of the Partnership;
(xii) costs of preparation and dissemination of informational material and documentation relating to potential sale, refinancing, or other disposition of Partnership property; (xiii) supervision and expenses of professionals employed by the Partnership in connection with any of the foregoing, including attorneys, accountants, and appraisers; and (xiv) other
Partnership administration expenses.

		(d)	Other costs or expenses necessary or advisable
for the operation of the business of the Partnership.


	ARTICLE 15

	AMENDMENTS OF PARTNERSHIP DOCUMENTS

	15.1	Amendments in General

	Except as otherwise provided in this Agreement, this Agreement may be amended only with the consent of the General
Partner and by a Majority Vote of the Limited Partners.

	15.2	Amendments Without Consent of Limited Partners

	In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partner, without the consent of any of the Limited Partners, which (a) add to the representations, duties or obligations of the General Partner or surrender any right or power granted to the General Partner herein, for the benefit of the Limited Partners; (b) correct any error, resolve any ambiguity, or supplement any provision which may be inconsistent with another provision hereof, or make any other provision with respect to matters or questions arising under this Agreement that is not inconsistent with the provisions of this Agreement; (c) delete or add any provision of this Agreement required to be so deleted or added by the Securities Exchange Commission or any state securities commission or similar governmental authority for the benefit or protection of the Limited Partners; (d) amend this Agreement and any Certificate of Limited Partnership (if required) to admit Limited Partners pursuant to Article 3 and
Section 11.5; (e) reflect reductions in the Capital Contributions of the Limited Partners resulting from a return of capital; (f) amend this Agreement upon advice of counsel or accountants that the provisions contained herein are unlikely to be given effect for federal income tax purposes, to the minimum extent necessary; any such new allocation shall not give rise to any claim or cause of action by any Limited Partner or Assignee; (g) elect for the Partnership to be governed by any successor California statute governing limited partnerships; (h) would make an amendment desirable to effectuate the intent of the Partners, as long as any Partner who is adversely affected in any material respect by such an amendment consents to the amendment if there occurs any change in the law governing limited partnerships; (i) makes any change necessary or advisable in the discretion of the General Partner to cause the Partnership to be treated as a partnership for federal income tax purposes, and (j) makes any other change which does not adversely affect the rights of the Limited
Partners or Assignees in any material respect; provided, however, that the General Partner shall not have the right under this subsection 15.2(j) to amend Articles 4, 5, 6 or 9, or Article 7, if the amendment would increase the General Partner or its Affiliates compensation or reimbursements.

	15.3	Amendments Needing Consent of Affected Partners

	Notwithstanding any other provision of this Agreement, without the consent of the Partner or Partners to be adversely affected by any amendment to this Agreement, this Agreement may not be amended to (a) convert a Limited Partner's interest into a General Partner's interest, (b) modify the limited liability of a Limited Partner, (c) increase, add or alter any obligation of the General Partner, (d) adversely affect the status of the Partnership as a partnership for federal income tax purposes, or
(e) otherwise modify the compensation, distributions, or rights of reimbursement to which the General Partner is entitled or affect the duties of the General Partner or the indemnification to which the General Partner and its Affiliates are entitled under Section 6.7.

	15.4	Amendments to Certificates of Limited Partnership

		(a)	The General Partner shall cause to be filed with
the California Secretary of State, within 30 days after the happening of any of the following events, an amendment to the Certificate of Limited Partnership reflecting the occurrence of any of the following events:

			(1)	A change in the name of the Partnership;

			(2)	A change in either of the following:

				(i)	The street address of the
Partnership's principal executive office.

				(ii)	If the principal executive office is
not in California, the street address of an office in California;

			(3)	A change in the address of or withdrawal of
the General Partner, or a change in the address of the agent for service of process, unless a corporate agent is designated, or appointment of a new agent for service of process;

			(4)	The admission of a General Partner and that
Partner's address; and

			(5)	The discovery by the General Partner of any
false or erroneous material statement contained in the Certificate of Limited Partnership.

		(b)	Any Certificate of Limited Partnership filed or
recorded in jurisdictions other than California shall be amended as required by applicable law.

		(c)	The Certificate of Limited Partnership may also
be amended at any time in any other manner deemed appropriate by the General Partner.

	15.5	Amendments After Change of Law

	This Agreement and any other Partnership documents may be amended and refiled, if necessary, by the General Partner without the consent of the Limited Partners if there occurs any change that permits or requires an amendment of this Agreement under the Act or of any other Partnership document under applicable law, so long as no Partner is adversely affected in any material respect (or consent is given by such Partner).

	ARTICLE 16

	MISCELLANEOUS PROVISIONS

	16.1	Notices

		(a)	Any written notice, offer, demand or
communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given for all purposes if delivered personally to the party to whom the same is directed or if sent by certified mail addressed (i) if to the General Partner, to the principal place of business and office of the Partnership specified in this Agreement and (ii) if to a Limited Partner, to such Limited Partner's address as set forth on his Subscription Agreement or any other address provided to the General Partner by such Limited Partner.

		(b)	Any such notice that is sent by certified mail
shall be deemed to be given two (2) days after the date on which the same is mailed.

		(c)	The General Partner may change its address for
purposes of this Agreement by giving written notice of such change to the Limited Partners, and any Limited Partner may change his address for purposes of this Agreement by giving written notice of such change to the General Partner, in the manner hereinbefore provided for the giving of notices.

	16.2	Article and Section Headings

	The Article and Section headings in this Agreement are inserted for convenience and identification only and are in no way intended to define or limit the scope, extent or intent of this Agreement or any of the provisions hereof.

	16.3	Construction

	Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders shall include each other. If any language is stricken or deleted from this Agreement, such language shall be deemed never to have appeared herein and no other implication shall be drawn therefrom. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the General Partner or the Limited Partners.

	16.4	Severability

	If any covenant, condition, term or provision of this Agreement is illegal, or if the application thereof to any Person or in any circumstance shall to any extent be judicially
determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term or provision to Persons or in circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each covenant, condition, term and provision of this
Agreement	shall be valid and enforceable to the fullest extent
permitted by law.

	16.5	Governing Law

	This	Agreement shall be construed and enforced in
accordance with, and governed by, the internal laws of the State of California.

	16.6	Counterparts

	This	Agreement may be executed in one or more counterparts
each of which shall, for all purposes, be deemed an original and all of such counterparts, taken together, shall constitute one and the same Agreement binding on all of the Partners.

	16.7	Entire Agreement

	This Agreement constitutes the entire agreement of the parties. All prior agreements among the parties, whether written or oral, are merged herein and shall be of no force or effect. This Agreement cannot be changed, modified or discharged orally but only by an agreement in writing. There are no representations, warranties, or agreements other than those set forth in this Agreement, the Subscription Agreement, or the Prospectus, if any.

	16.8	Cross-References

	All cross-references in this Agreement, unless specifically directed to another Agreement or document, refer to provisions in this Agreement.

	16.9	Power of Attorney to the General Partner

		(a)	Each Limited Partner hereby irrevocably makes,
constitutes, and appoints the General Partner and any person designated by it, with full substitution, its agent and attorney-in-fact in his name, place and stead, to make, execute, swear to and acknowledge, amend, file, record and deliver the following documents and any other documents deemed by the General Partner necessary for the business of the Partnership: (i) any Certificate of Limited Partnership, required or permitted to be filed on behalf of the Partnership, and any and all certificates as necessary to qualify or continue the Partnership as a limited partnership or partnership wherein the Limited Partners thereof have limited liability in the states where the Partnership may be doing business, and all instruments which effect a change or modification of the Partnership in accordance with this Agreement; (ii) this Agreement and any amendments thereto in accordance with this Agreement; (iii) any other instrument which is now or which may hereafter be required or advisable to be filed for or on behalf of the Partnership; (iv) any agreement to secure payment of additional contributions due from that Limited Partner; (v) any document which may be required to effect the continuation of the Partnership, the admission of an additional or Substituted Limited Partner, or the dissolution and termination of the Partnership (provided such continuation, admission or dissolution and termination is in accordance with the terms of this Agreement), or to reflect any reductions in amount of contributions of Partners; (vi) any document, instrument, application, certificate, or order required to be made, executed, acknowledged, or sworn to in connection with the withdrawal or receipt from escrow of any cash of a Limited
Partner in connection with his purchase of Units, consistent with the Prospectus; in each case having the power to execute such instruments on his behalf, whether the undersigned approved of such action or not; and (vii) any additions, deletions and corrections to the Subscription Agreement which does not adversely affect the position of the Limited Partners.

		(b)	This Power of Attorney is a special Power of
Attorney coupled with an interest, and shall not be revoked and shall survive the assignment, delivery, or transfer by the undersigned of all or part of his interest in the Partnership and, being coupled with an interest, shall survive the death or disability or cessation of the existence as a legal entity of the undersigned, except that where the assignee has been approved by said attorney, as General Partner of the Partnership, for admission to the Partnership as a Substituted Limited Partner, this Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling said attorney to execute, acknowledge and file any instrument necessary to effectuate said substitution.

		(c)	Each Limited Partner hereby gives and grants to
his said attorney full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or appropriate to be done in or in connection with this Power of Attorney as fully to all intents and purposes as he might or could do if personally present, hereby ratifying all that his said attorney shall lawfully do or cause to be done by virtue of this Power of Attorney.

		(d)	The existence of this Power of Attorney shall not
preclude execution of any such instrument by the undersigned individually on any such matter. A person dealing with the Partnership may conclusively presume and rely on the fact that any such instrument executed by such agent and attorney-in-fact is authorized, regular and binding without further inquiry.

		(e)	This Power of Attorney may be exercised by an
officer of the General Partner by a facsimile signature of such officer, or by listing all of the Limited Partners executing any instrument with a single signature of one of the officers of the General Partner acting as attorney-in-fact for all of them.

	16.10  Further Assurances

	The Limited Partners shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

	16.11  Successors and Assigns

	Subject in all respects to the limitations on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, administrators, personal representatives, successors and assigns of the respective parties hereto.

	16.12  Waiver of Action for Partition

	Each of the parties hereto irrevocably waives during the term of the Partnership and during the period of its liquidation following any dissolution, any right that he may have to maintain any action for partition with respect to any of the assets of the Partnership.

	16.13  Creditors

	None of the provisions of this Agreement shall be for the benefit of or enforceable by any of the creditors of the Partnership or the Partners.

	16.14  Remedies

	The rights and remedies of the Partners hereunder shall not be mutually exclusive, and the exercise by any Partner of any right to which he is entitled shall not preclude the exercise of any other right he may have.

	16.15  Authority

	Each individual executing this Agreement on behalf of a partnership, corporation, or other entity warrants that he is authorized to do so and that this Agreement will constitute the legally binding obligation of the entity which he represents.

	16.16  Tax Elections

	The General Partner shall cause the Partnership to make all elections required or permitted to be made for income tax purposes in such manner as the General Partner in its sole discretion deems appropriate or necessary. However, it is not anticipated that the General Partner will elect, in accordance with Section 754 of the Internal Revenue Code, to adjust the basis of the Partnership property as described in Sections 734 and 743 of the Internal Revenue Code.

	16.17  Signatures

	The signature of the General Partner shall be sufficient to bind the Partnership to any agreement or on any document, including, but not limited to, documents drawn or agreements made in connection with the acquisition or disposition of any assets.

	16.18  Withholding Taxes

	In the event that the Partnership is obligated to withhold taxes with respect to any Partner:

		(a)	Any tax required to be withheld shall be charged
to that Partner's capital account as if the amount of such tax had been distributed to such Partner;

		(b)	The General Partner shall have the right to make
a loan to such Partner in an amount equal to the amount of tax required to be withheld to the extent that cash is needed to make the withholding payments attributable to that Partner; and

		(c)	The General Partner may retain appropriate
portions of a Partner's distributions until any withholding obligations relating to that Partner are satisfied and may apply such distributions to any loan made pursuant hereto.


	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of ________________, 1987.

GENERAL PARTNER:
Prometheus Development Co., Inc., a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President


INITIAL LIMITED PARTNER:
Prom XX, Inc., a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President


ADDITIONAL LIMITED PARTNERS

Pursuant to Signatures on Subscription Agreement


Upon admission of the additional
Limited Partners set forth in
Schedule A, the Initial Limited
Partner hereby withdraws as a Partner
of the Partnership upon redemption
for the cost of its interest.


Prom XX, Inc.,
a California corporation


By /S/ SANFORD N. DILLER
     Sanford N. Diller
     President















	EXHIBIT (h)

MANAGEMENT AND OPERATING AGREEMENT

AGREEMENT
THIS AGREEMENT (the "Agreement") made this 1st day of October,
1992 (the "Effective Date"), by and between PROMETHEUS INCOME
PARTNERS, a California limited partnership ("Owner"), and THE
PROMETHEUS COMPANY ("Operator").

RECITALS:

A. Owner is the owner of that certain improved real property and the improvements thereon known as Alderwood/Timberleaf Apartments, consisting of 234 units, located at 900 Pepper Tree Lane, Santa Clara, California 95051; and Timberleaf Apartments, consisting of 124 units, located at 2147 Newhall Street, Santa Clara, California 95051(collectively, the "Property").

B. Owner desires to obtain the services of Operator for the purpose of managing, operating, maintaining and leasing the Property, and Operator desires to provide such services.

C. Operator holds a California real estate brokerage license through an authorized officer of Operator, as may be required for the services to be provided by Operator hereunder.
AGREEMENT:

NOW, THEREFORE, IN CONSIDERATION OF the promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Owner and Operator agree as follows:

ARTICLE 1
APPOINTMENT OF OPERATOR

1.1  Appointment and Acceptance.
Owner hereby appoints Operator, and Operator hereby accepts appointment as Owner's exclusive agent to manage, operate, maintain, and lease the Property on the terms and conditions set forth herein.

ARTICLE 2

TERM

2.1  Term.
Subject to the early termination provisions of Section 2.2, the term of this Agreement shall commence on the 1st day of October, 1992, and shall continue to and include the 30th day of September, 1993 (the "Expiration Date"). This Agreement shall automatically continue after the Expiration Date on a month-to-month basis, subject to the right of either party to terminate this Agreement by giving termination. The Management Fees (as defined in Section 3.1) during the period following the Expiration Date shall be at the rates in effect on the Expiration Date, unless the parties agree otherwise in writing.

2.2  Early Termination.
Notwithstanding the provisions of Section 2.1, this Agreement and the obligations of the parties hereunder may be terminated prior to the Expiration Date as follows:

2.2.1  Destruction or Sale of The Property.
Upon the sale, condemnation, or destruction of twenty-five percent (25%) or more of the Property, either party may terminate this Agreement by giving written notice of termination to the other party within fifteen (15) days after receipt of notice of such event; and this Agreement shall terminate thirty (30) days after receipt of such notice of termination.

2.2.2  Legal Compliance.
Upon the failure of Owner to comply with any requirement, rule, order, determination, ordinance or law of any federal, state, local or other governmental authority affecting the Property, or the operation or use thereof, within thirty (30) days after having received written notice of such noncompliance from Operator, Operator may terminate this Agreement by giving Owner written notice of termination within fifteen (15) days after the expiration of such thirty (30) day period, provided, however, that if more than thirty (30) days are required for such compliance and Owner begins to cure such noncompliance within fifteen (15) days after written notice thereof from Operator and diligently pursues such cure to completion, Owner shall have a reasonable time to complete such cure, and provided further that Owner shall not be required to so cure any such noncompliance during the period that Owner is actively contesting such requirement in good faith. This Agreement shall terminate ten
(10) days after receipt of such notice of termination.

2.2.3  Default.
Upon a default by either party in the performance of any of its obligations hereunder which continues for thirty (30) days after written notice from the nondefaulting party to the defaulting party specifying such default, the nondefaulting party may terminate this Agreement by giving the defaulting party written notice of termination within fifteen (15) days after the expiration of such thirty (30) day period; provided, however, that if more than thirty (30) days are required to cure such default and the defaulting party begins to cure such default within fifteen (15) days after written notice thereof from the nondefaulting party, and diligently pursues such cure to completion, the defaulting party shall have a reasonable time to complete such cure. This Agreement shall terminate ten (10) days after receipt of such notice of termination. After the filing of a petition in bankruptcy, by or against either party, which has not been dismissed within thirty (30) days after filing, or upon the making of an assignment for the benefit of creditors or to take advantage of any insolvency act by either party, the other party may terminate this Agreement by giving written notice of termination to said party within fifteen (15) days after receipt of notice of such event; and this Agreement shall terminate ten
(10) days after receipt of such notice of termination.

2.2.4  Notice.
Upon thirty (30) days prior written notice of termination given by one party to the other, either party may terminate this Agreement; and this Agreement shall terminate thirty (30) days after receipt of such notice of termination.

2.3  Effect of Termination.
Upon termination of this Agreement for any reason, Operator shall cease to act as the agent of Owner hereunder, and the parties shall have no further rights or obligations hereunder except as follows:

2.3.1  Records.
Operator shall deliver to Owner all Books, Records, and Documents (as defined in Subsection 4.3.1) and cooperate to facilitate the orderly transition of management of the Property; provided, however, that Operator shall be compensated at its then current hourly rate for any services provided after the termination date;

2.3.2  Accounting.
Operator shall complete all accounting and reporting functions for the period ending on the termination date, and shall deliver to Owner an accounting of all funds of Owner held or controlled by Operator and shall turnover all such funds to Owner, after deducting any amounts due and owing Operator for Management Fees or for reimbursement of expenditures made by Operator for the benefit of Owner or the Property;

2.3.3  Compensation.
Owner shall pay Operator any and all compensation and reimbursements due and owing Operator hereunder, which has not been paid pursuant to Subsection 2.3.2; and

2.3.4  Survival.
The provisions of Articles 8 and 9 shall survive the termination of this Agreement.

ARTICLE 3

COMPENSATION - MANAGEMENT FEES

3.1  General.
Subject to Subsection 2.2.4, Operator shall be compensated for its services to be paid as provided in Exhibit "A" attached hereto and incorporated herein by this reference (collectively the "Management Fees"). The fixed management fee shall be paid in monthly installments in advance on the first day of each month. Operator is hereby authorized to pay the Management Fees and any reimbursements due and owing Operator from the funds of Owner in the General Account (as defined in Subsection 6.1.2) or any other funds of Owner, as part of the operating expenses of the Property. Management Fees for any partial month shall be prorated according to the actual number of days during such month that this Agreement was in effect based on a 30-day month. Operator shall be reimbursed for any out-of-pocket expenses incurred by Operator in connection with Operator's obligations hereunder which are to be performed "at Owner's expense" at the time of such expenditure. Except as expressly provided otherwise in this Agreement, all expenses incurred by Operator or third parties in the management, operation, maintenance or leasing of the Property shall be at Owner's expense. Operator shall be separately compensated, in addition to the Management Fees, at Operator's then current hourly rate for any services which are to be provided by Operator hereunder "at Owner's expense."

ARTICLE 4

OPERATOR AUTHORITY AND OBLIGATIONS
4.1 General. Operator is hereby authorized and agrees, subject to the terms and conditions hereof, to manage, operate, maintain and lease the Property in accordance with the customs and practices of professional managers of similar properties in the area where the Property is located, and to provide customary management services at the Property for the ordinary and usual day-to day operation of the Property consistent with that which is necessary and appropriate for buildings similar to the improvements located on the Property.

4.2  Collection of Monies.
Operator shall use commercially reasonable efforts and means to collect the rents and other charges due from tenants, parking charges, and all other charges and revenues of the Property.
Upon Operator's recommendation and Owner's written approval, Operator may institute legal proceedings on behalf of and in the name of Owner for the collection of sums payable in connection with the operation and use of the Property. Owner authorizes Operator to undertake on behalf of and in the name of Owner, all customary steps to accomplish the lawful dispossession and eviction of tenants, guests, and other persons from the Property. Operator shall use Operator's administrative personnel to handle small claims trials and administrative hearings to the extent that Operator, in its sole and absolute discretion, determines that such personnel are so qualified. Owner shall cooperate with Operator, execute documents and appear personally as may reasonably be required for the prosecution of any legal proceedings. Operator may consult legal counsel by and on behalf of Owner and at Owner's expense, with respect to any legal proceedings, without Owner's consent; provided, however, that Operator shall obtain Owner's written consent before retaining legal counsel and experts to appear and represent Owner in legal proceedings at Owner's expense.

4.3 Books, Records and Documentation.

4.3.1  Maintenance.
Operator shall maintain either at Operator's principal office or at the Property, complete and separate books, records and documents relating to the management, operation, maintenance and leasing of the Property, including, without limitation, all original contracts and leases, and amendments and extensions thereof, correspondence with tenants and prospective tenants, computations of rental adjustments, maintenance and preventive maintenance programs, schedules and logs, tenant improvements and construction records, inventories of personal property and equipment, correspondence with vendors, job descriptions of positions necessary for the operation of the Property, correspondence with federal, state, local, or other governmental authorities, informational brochures, and records of accounts held or maintained by Operator with respect to the Property (collectively, the "Books, Records, and Documents"). Unless otherwise instructed by Owner, in writing, Operator shall prepare the books and records of account in conformity with generally accepted accounting principles consistently applied. Owner shall have the right, at Owner's expense, to examine, audit and take originals and copies of said Books, Records and Documents at the place where Operator maintains said records at reasonable times and upon reasonable notice; provided, however, that (i) Owner shall leave copies with Operator of any originals so removed and
(ii) provided Owner shall not unreasonably interfere with Operator's ability to perform its obligations hereunder.

4.3.2  Reports.

(a)  Monthly.
Operator shall deliver to Owner, on or before the twentieth
(20th) of each month, financial and management information for the immediately preceding month, showing a profit and loss statement, a balance sheet, a cash reconciliation statement, and the status of the Security Deposit Account (as defined in Subsection 6.1.3, if any, for such month. Monthly accounting reports shall be in a format determined by Operator and approved by Owner. Operator shall also, upon written request from Owner, furnish such further accounting and fiscal information as may be reasonably necessary to meet Owner's reasonable financial information requirements. Any excessive demands imposed on Operator by Owner with respect to reporting requirements, including, without limitation, reports not generated by Operator in the ordinary course of business, overnight delivery costs in excess of two packages per month and wiring of funds in excess of one time per month, shall be at Owner's expense.


(b)  Annual.
Operator shall deliver the following reports on the Property to Owner at the same time that Operator submits the proposed annual budget prior to the commencement of each fiscal year: market analysis; rental rate recommendations; a listing of all capital improvement and all repair, maintenance, renovation and replacement expenditures (together with estimated costs for each item) anticipated to be made during the upcoming fiscal year; a payroll analysis including a salary or wage description for every on-site employee listed in Subsection 4.18.2, and a review of all real estate, personal property, assessments and other taxes affecting the Property.

4.4  Annual Audit.
The services provided by Operator hereunder in return for the Management Fees do not include an annual audit. Upon written request from Owner, at the end of each fiscal year for the Property, or upon the termination of this Agreement, Operator shall arrange for and coordinate by and on behalf of Owner and at Owner's expense, an annual audit of the Books, Records and Documents of the Property and/or the preparation for execution by Owner of all forms, reports, and returns required by any federal, state, local, or other governmental authorities relating to the Property, by a firm of certified public accountants approved by Owner. All such services by third party accountants shall be paid for by Owner and the contract for any such audits or preparation of forms shall be between the firm of certified public accountants and Owner. Any additional accounting services, outside of the normal monthly recording requirements, which are required of Operator in connection with such third party accountant services, shall be at Owner's expense.

4.5  Repairs and Maintenance.
Operator shall use good faith efforts by and on behalf of Owner and at Owner's expense, to maintain the Property in a first class condition, shall regularly inspect the readily accessible areas of Property, shall take normal and customary precautions against fire, vandalism, burglary and trespass on the Property, and shall arrange to have all customary repairs and maintenance performed. Operator is authorized to make all customary expenditures pursuant to this Section 4.5 for any single item costing Two Thousand Five Hundred Dollars ($2,500) or less, or any amount which has been approved for such item in the applicable Annual Budget (as defined in Section 7.2). All other expenditures shall be approved of in advance by Owner. Notwithstanding the foregoing, Operator is authorized to undertake any emergency repairs to the Property which are immediately necessary for the preservation or safety of the Property or persons, or which are required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Operator shall use reasonable efforts to contact and secure the prior approval of Owner if Operator, in its reasonable discretion, estimates that any such emergency expenditure may exceed Five Thousand Dollars ($5,000).

4.6  Security Service.
Unless otherwise agreed in writing by the parties, Operator shall hire on behalf of Owner and at Owner's expense, a security service for the Property.

4.7  Capital Expenditures.
Operator is authorized to make customary expenditures by and on behalf of Owner and at Owner's expense, with respect to alterations, capital improvements, renovations or replacements of furniture, fixtures or equipment on the Property for any single item so long as it does not exceed fifteen percent (15%) or Two Thousand Five Hundred Dollars ($2,500), whichever is less, of the amount originally approved for such item in the applicable Annual Budget. All other expenditures shall have the prior written approval of Owner. Operator shall furnish Owner information regarding any such expenditure in excess of Two Thousand Five Hundred Dollars ($2,500) in Operator's monthly report for the month of such expenditure.

4.8  Disposition of Fixed Assets.
Operator is authorized to dispose of fixed assets which have a stated original value of One Thousand Five Hundred Dollars ($1,500) or less. All other dispositions of fixed assets of the Property shall have the prior written approval of Owner. Operator shall furnish Owner information regarding any disposition of fixed assets in Operator's monthly report for the month of such disposition.

4.9  Service Contracts and Equipment Leases.
Operator is authorized to negotiate and enter into by and on behalf of Owner and at Owner's expense, all contracts and equipment leases as are required in the ordinary course of business for the management, operation, maintenance, and leasing of the Property for which the total amount payable is Five Thousand Dollars ($5,000) or less, and the term of which does not exceed one (1) year. All other contracts and equipment leases shall have the prior written approval of Owner. Notwithstanding the foregoing, Operator is authorized to enter into any contract in an emergency which is immediately necessary for the preservation or safety of the Property or persons, or which is required to avoid suspension of necessary services to the Property, without the prior written consent of Owner; provided, however, that Operator shall use reasonable efforts to contact and secure the prior approval of Owner if Operator, in its reasonable discretion, estimates that any such emergency expenditure may exceed Five Thousand Dollars ($5,000).

4.10  Supplies.
Operator shall purchase by and on behalf of Owner and at Owner's expense, such supplies and expendable items as are necessary to operate and maintain the Property. When taking bids or issuing purchase orders, Operator shall use commercially reasonable efforts to secure for Owner's benefit any discounts, commissions, or rebates obtainable in connection with such purchases.

4.11  Inventory.
Operator shall conduct and prepare a physical inventory of the personal property, materials, and equipment of Owner used in connection with the Property, at the commencement and termination of this Agreement and at the end of each fiscal year.

4.12  Insurance.

4.12.1  Property Insurance.
Operator shall not knowingly permit the use of the Property for any purpose which might increase the premium payable under, render any loss uncollectible under, or void any policy of insurance relating to the Property. Operator is authorized to settle by and on behalf of Owner any and all claims in the amount of Five Thousand Dollars ($5,000) or less against any policy of insurance relating to the Property, including, without limitation, the execution of proof of loss, the adjustment of losses, the signing of receipts, and the collection of proceeds. All other insurance claims shall be settled by Operator only with the prior written consent of Owner.

4.12.2  Workers Compensation Insurance.
While this Agreement is in effect, Operator shall obtain and maintain in full force and effect Workers' Compensation insurance for all of Operator's corporate employees providing services for the Property, and all on-site employees hired for the Property, in the amount of the statutory limit, including broad form all states coverage and Employer's Liability of at least Five Hundred Thousand Dollars ($500,000). Operator shall pay, at Operator's expense, for the cost of all such insurance for all corporate employees of Operator (other than on-site employees as set forth below), including, without limitation, the personnel listed in Subsection 4.18.1. Operator shall pay, at Owner's expense, for the cost of all such insurance for on-site employees hired for the Property, including, without limitation, the personnel listed in Subsection 4.18.2, which costs shall be reimbursed to Operator at Operator's current Workers' Compensation rates. Operator shall furnish Owner with certificates of any such insurance upon written request from Owner therefor.

4.12.3  Fidelity Bond.
While this Agreement is in effect, Operator shall furnish to Owner, at Owner's expense, a fidelity bond in an amount sufficient to cover all on-site employees employed by Operator who are be responsible for handling any monies belonging to Owner. Operator will not be responsible for fidelity claims below Operator's deductible of ten thousand dollars ($10,000).

4.13  Compliance with Legal Requirements.
Operator shall use reasonable and customary means to obtain current information and to comply, at Owner's expense, with any requirement, rule, order, determination, ordinance or law of any federal, state, local or other governmental authority affecting the Property, or the operation or use thereof, subject to the limitations set forth in Sections 4.5, 4.7 and 4.9. Notwithstanding the foregoing, Operator shall not take any action regarding legal compliance during the period that Owner is actively contesting any such requirement.

4.14  Reporting Requirements.
Upon receipt of Owner's written approval thereof, Operator shall prepare, execute and file by and on behalf of Owner any customary and standard reports and documents required by any governmental authority having jurisdiction over Owner or the Property; provided, however, that the preparation and filing of any special report or document that is not routinely required in the day-to-day management, operation, maintenance or leasing of the Property shall be at Owner's initiative and expense. Nothing herein shall be deemed to require Operator to assume the responsibility to alert Owner of all reporting requirements which may be required by law.

4.15  Licensing/Permits.
Operator agrees to maintain, at Operator's expense, on a current basis all licenses required of Operator for the conduct of its business as property manager of the Property. Operator shall obtain and maintain, at Owner's expense, on a current basis all customary licenses and permits required of Owner for the operation, management, maintenance and leasing of the Property.

4.16  Energy Conservation.
Operator shall use reasonable and customary means to control the use of utilities at the Property in light of the existing condition of the improvements on the Property so as to minimize total utility costs and satisfy Owner's obligations to tenants and other occupants and users of the Property.

4.17  Advertising.
Operator shall advertise the Property at Owner's expense for rent at such times and by use of such media as it deems reasonable, subject to the limitation of the amounts so allocated in the applicable Annual Budget, or such other amount approved in writing by Owner.

4.18  Employment of Personnel.
Operator shall hire, train, supervise, direct the work of, pay, and discharge all personnel reasonably necessary for the management, operation, maintenance and leasing of the Property. Such personnel shall in every instance be employees of Operator and not of Owner. Owner shall have no right to supervise or direct such employees. The terms "employees" or "personnel" shall be deemed to mean and include employment of a casual, temporary, or part-time nature.

4.18.1  Off-Site Employees.
The salaries, wages, other compensation and fringe benefits (including, without limitation, social security, taxes, worker's compensation insurance, and the like), and travel, entertainment and other expenses shall be paid by Operator, at Operator's expense, for the following off-site employees working in connection with the Property on a nonexclusive basis:

(a) Executive personnel and employees of Operator charged with general administration of Operator's performance of this Agreement, and with the general supervision, direction, and control of personnel listed in this Subsection 4.18.1;

(b) A property manager (Regional Manager) for the Property who shall be experienced in the administration and operation of an asset of the size, character, and quality of the Property and who shall devote such time as is necessary to the on-site supervision of the Property to permit its operation on a basis comparable to other similar properties;

(c) Bookkeepers and accountants;

(d) Record-keeping personnel;

(e) Secretaries;

(f) Purchasing personnel.

4.18.2  On-Site Employees.
The salaries, wages, other compensation and fringe benefits (including, without limitation, social security, taxes, worker's compensation insurance, and the like), and other expenses shall be paid by Operator, at Owner's expense, for the following on-site employees working in connection with the Property:

(a) Building Manager: A full-time person who is experienced in the administration and operation of an asset of the size, character, and quality of the Property;

(b) Chief Engineer: A full-time building engineer/maintenance person with background and experience in the administration and operation of repair and maintenance programs for an asset of the size, character, and quality of the Property. Such person shall be capable of and may perform minor maintenance and repair on the Property;

(c) Assistant to the On-site Building Manager;

(d) On-site Leasing Coordinator (if applicable);

(e) Such other personnel required to operate and maintain the Property including, without limitation, full and/or part-time air-conditioning mechanics, electricians, plumbers, painters, carpenters, groundskeepers, janitorial and custodial persons, and security guards. Such other personnel shall be hired only if compensation for such positions is included in the applicable Annual Budget, or approved in writing by Owner.

All reasonable travel and entertainment expenses incurred by the Building Manager shall be at Owner's expense. No moving expenses or educational expenses of any on-site personnel will be paid or reimbursed by Owner unless such amount is so allocated in the applicable Approved Budget or approved in writing by Owner.

4.19  Leasing.
Operator shall make diligent efforts to secure and/or retain tenants for the Property, recognizing that the goal of leasing is to achieve the highest possible occupancy at the best possible rental rates. Prior to the execution of a new lease by a tenant, Operator shall in good faith conduct such investigations of the financial responsibility and general reputation of the prospective tenant, as are ordinarily and customarily performed by the managers of similar properties in the area where the Property is located. Operator shall submit recommendations for a schedule of asking rents for the Property at the same time that Operator submits proposed annual budgets for the Property to Owner.

4.20  Taxes.
Upon written request from Owner, Operator shall verify bills for real estate, personal property or other taxes, improvement assessments, and other similar charges which are or may become liens against the Property or which may be levied on the basis of ownership, operation, or use of the Property. Upon written request from Owner, Operator shall give advice and assistance to Owner in the negotiation and prosecution of all claims for the reduction or equalization of property tax assessments and other tax assessments affecting the Property; provided, however, that Operator shall have no obligation to prosecute claims for a reduction of taxes or other assessment affecting the Property, or any appeals thereof. Upon written request from Owner, Operator shall file all personal property tax returns related to the Property after timely execution and delivery of such returns to Operator by Owner.

ARTICLE 5

OWNER DUTIES AND OBLIGATIONS

5.1  Insurance.
While this Agreement is in effect, Owner shall be responsible for the insurance required in this Section 5.1. All such insurance coverage shall be placed with companies rated AA or higher with Standard and Poors or A, Class XV, with Bests, in such amounts as shall be reasonably acceptable to Operator, and otherwise in conformity with the requirements of any mortgage secured by the Property. Owner's insurance shall name Operator as an additional insured, as its interests may appear, and shall provide that the insurer shall be obligated to give Operator thirty (30) days prior written notice of any expiration, cancellation or material change in policy coverage. Owner shall deliver to Operator a certificate or certificates of said insurance. It is further agreed that Owner's insurance shall be primary, and that any insurance which may be provided by Operator is excess and non-contributing.

5.1.1  Casualty.
Owner shall cause to be obtained and maintained in full force and effect, fire and extended coverage insurance and other customary insurance for the Property.


5.1.2  General Liability.
Owner shall obtain and keep in full force and effect public liability, including personal injury and contractual liability, insurance with respect to the Property, and the operation and use thereof, with coverage of not less than $1,000,000 CSL per occurrence for bodily injury and property damage, and not less than $5,000,000 policy general aggregate with a deductible not in excess of $10,000.

5.1.3  Waiver of Subrogation.
Each party on behalf of itself and its' insurance carriers hereby waives any subrogation rights it may have against the other party.

5.2  Debt Service, Taxes and Assessments.
Owner shall pay all debt service, taxes, impositions, or assessments relating to the ownership, operation or use of the Property (including without limitation improvement assessments, real estate taxes, personal property taxes, taxes on income or rents, or any charges similar to or in lieu of any of the foregoing) prior to the delinquency date therefor.

5.3  Consent.
Owner shall not unreasonably withhold or delay any consents or approvals requested by Operator hereunder; and Owner shall cooperate as necessary and appropriate in the Operator's performance of Operator's duties hereunder.

5.4  Payments.
Owner shall promptly make any deposits or payments required of Owner hereunder.

ARTICLE 6

BANK ACCOUNTS
6.1  Establishment of Accounts.
Operator shall establish bank accounts for the management, operation, maintenance and leasing of the Property as set forth below. Owner may select the banks or other institutions to be used for such accounts and may designate Owner's choice of the type of account to be used, by prior written notice to Operator, subject to Operator's right to maintain such accounts as are reasonably required for the proper performance of Operator's duties hereunder.

6.1.1  Depository Account.
Operator shall establish a "Depository Account" to be used solely for the Property, in the name of Prometheus Income Partners, DBA which shall be used for the deposit of all funds received from the operation of the Property, unless Owner agrees in writing that the General Account (as defined in Subsection 6.1.2) shall be used for such purpose. Upon Owner's written request, this account may also be used for reserves and/or impounds for taxes and insurance. The Depository Account shall be an interest bearing account, subject to the terms and conditions imposed by the banking institution. Owner shall be responsible for maintaining a minimum balance of Two Thousand Five Hundred Dollars ($2,500) in the Depository Account. The maximum balance for the Depository Account shall be determined based upon the applicable Approved Budget and desired level of reserves and may be adjusted from time to time as necessary and agreed upon in writing by the parties.

6.1.2  General Account.
Operator shall establish and maintain a "General Account" in the name of Operator, which shall be a commingled account and used as a centralized disbursement account by Operator with respect to the different properties managed by Operator, the funds of which shall be used to pay the normal and customary expenses of the management, operation, maintenance and leasing of the Property pursuant to this Agreement. The General Account shall also be used to pay insurance premiums, ad valorem taxes on real and personal property, and debt service related to the Property if requested in writing by Owner. The General Account shall also be used for disbursements of excess cash proceeds of the Property to Owner. Owner acknowledges and agrees that the General Account may be used by Operator for purposes other than those related to the Property, and that Owner's funds may be commingled in the General Account with the funds of Operator and other parties. Operator shall maintain at all times complete records which trace the transactions and balances in the General Account separately for each party and/or property.

6.1.3  Security Deposit Account.
Operator shall establish a "Security Deposit Account" to be used solely for the Property in the name of Alderwood/Timberleaf, if required by applicable law, for the retention of security deposits delivered in connection with leases of any portion of the Property. If no Security Deposit account is established pursuant to this Subsection 6.1.3, the security deposits for the Property shall be held in the depository account.

6.1.4  Petty Cash Fund.
Operator may also maintain a petty cash fund from money in the General Account and make payments therefrom for expenses incurred in connection with the management, operation, maintenance and leasing of the Property in a manner customary in the property management business.

6.2  Transfer of Funds.
Operator shall regularly wire transfer funds from the Depository Account to the General Account in amounts required to cover the disbursements from the General Account made by Operator with respect to the Property. Upon written request from Owner, at the end of each month, Operator shall remit to Owner the cash balance remaining in the Depository Account which is in excess of the $2,500 minimum balance provided for in Subsection 6.1.1.

6.3  Initial Deposit and Contingency Reserve.
Immediately upon commencement of this Agreement, Owner shall remit to Operator the sum of N/A Dollars ($), plus an additional sum of N/A Dollars ($) as a contingency reserve, to be deposited in the Depository Account as an initial deposit representing the estimated disbursements to be made in the first month following the commencement of this Agreement.

6.4  Funds Provided by Owner.
If the funds collected by Operator from the operation of the Property are not sufficient to pay the expenses incurred and authorized to be paid in the management, operation, maintenance and leasing of the Property and to make all payments and reimbursements to Operator pursuant hereto, Operator shall submit to Owner a statement showing such shortfall and identifying the bills and charges requiring payment and/or reimbursement, and Owner shall immediately deposit funds sufficient to make all such payments and reimbursements in the Depository Account.

ARTICLE 7

ANNUAL BUDGETS

7.1  Submission of Annual Budgets.
Upon the earlier to occur of the commencement of the term of this Agreement or the completion of construction of the improvements on the Property (for new development property), and thereafter at least forty-five (45) days prior to the beginning of each fiscal year for the Property, Operator shall prepare and submit to Owner for Owner's approval a proposed annual budget for the Property for the following fiscal year, or the balance of the current fiscal year, as the case may be, consisting of (a) the estimated income and expenses and (b) the estimated capital expenditures. The proposed annual budgets shall be prepared on a monthly basis and shall be made assuming accrual basis accounting, unless Owner requests otherwise in writing. Each proposed annual budget shall include a detailed explanation to support the estimated numbers.

7.2  Approved Budgets.
The proposed annual budget, or any modification thereof, shall be deemed approved by Owner, if Owner does not deliver Owner's written objections and requests for modifications to Operator on or before the date which is thirty (30) days after Owner's receipt thereof. Once so approved, the proposed annual budget shall be the approved "Annual Budget" for purposes of this Agreement. Operator shall make reasonable modifications to the proposed annual budget as requested by Owner and resubmit the proposed annual budget, as modified, to Owner; provided, however, that if in Operator's sole and absolute discretion, Owner's requested modifications make the Operator's performance of its obligations hereunder infeasible, Operator shall have the right to declare a default by Owner hereunder and terminate this Agreement as provided in Section 2.2.4 by giving written notice thereof to Owner.

ARTICLE 8

ENVIRONMENTAL CONDITIONS

8.1  Owner's Representations and Warranties.
Owner represents and warrants to Operator that Owner has made full and complete disclosure to Operator of the release, storage, use, manufacture, presence, or the transportation of any Toxic or Hazardous Substances in, on, around, about, to or from the Property; and Owner has provided Operator with copies of all studies, reports, testing results, surveys, operations and management plans performed by or for Owner or its predecessors or other such information in Owner's possession or control concerning or referring to Toxic or Hazardous Substances and/or environmental conditions in, on, around or about the Property. "Toxic or Hazardous Substances" as used herein includes, any and all substances, materials and wastes regulated by federal, state or local governmental authority, including, without limitation, laws and regulations under California Proposition 65, the California Asbestos Notification Law, CERCLA, RCRA, OSHA, and private actions related or similar thereto, and including without limitation those substances considered dangerous to the health or safety of building occupants, PCB's, asbestos, substances known or suspected to be cancer causing, underground storage tanks of any kind, and any other contaminant or material reasonably considered to be potentially harmful to human health or safety. Owner shall have a continuing obligation to provide notice to Operator of any such Toxic or Hazardous Substances. Owner represents and warrants for the benefit and reliance of Operator that it has no knowledge or information concerning any Toxic or Hazardous Substances which have been or are in, on, around or about the Property except as disclosed to Operator in writing pursuant to this Section 8.1 and listed on Exhibit C attached hereto. Any misrepresentation by Owner under this Section 8.1 shall be deemed a default under this Agreement.

8.2 Indemnification. Owner shall indemnify, protect, defend and hold Operator and Operator's affiliates, officers, directors, shareholders, agents and employees harmless from any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney's fees, expert witness fees, and costs of suit arising out of or related to the release, storage, use, manufacture, presence, or the transportation of any Toxic or Hazardous Substances on, to or from the Property, or any misrepresentation under Section 8.2, excepting only those claims which result solely from the willful misconduct of such indemnified party.


8.3  Owner Responsibility.
Owner shall be responsible for directly taking any action and arranging for and entering into any contract or agreement with third parties for the removal, disposal, remediation or abatement of Toxic or Hazardous Substances which may be located in, on, around, or about the Property, whether now known and disclosed by Owner or subsequently discovered; and Operator shall have absolutely no obligations hereunder with respect thereto. Any such contract or agreement shall be made directly by Owner for Owner's own account. Owner shall not use or permit the use of Toxic or Hazardous Substances in, on, around or about the Property.

ARTICLE 9

GENERAL PROVISIONS

9.1  Relationship.
Operator and Owner shall not be construed as joint venturers or partners, and neither shall have the power to bind or obligate the other party except as expressly set forth in this Agreement. Operator and Owner acknowledge and agree that Operator's relationship to Owner is that of independent contractor and neither party shall represent to anyone that such relationship is other than that of independent contractor.

9.2  Assignment.
Operator may assign this Agreement only to a successor in interest to Operator, upon prior written notice to Owner. Owner may assign this Agreement only to a successor owner of the Property, upon prior written notice to Operator. No other assignment of this Agreement shall be permitted.

9.3  Successors and Assigns.
Subject to the limitations on assignment in Section 9.2, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, successors, and assigns.

9.4  Indemnification.

9.4.1 Scope. The parties acknowledge and agree that all contracts with and obligations to third parties entered into by Operator hereunder with respect to the Property shall be for the account of Owner and shall be the obligations of Owner; and Owner agrees to and hereby does indemnify, defend, protect, and hold Operator, and its principals, officers, directors, shareholders, partners, employees, and agents (collectively, "Indemnitees") harmless from and against any and all claims, losses, liabilities, penalties, suits, actions or proceedings of any kind including, without limitation, attorney's fees, expert witness fees, and costs of suit arising out of or related thereto. Owner agrees that Operator shall have the absolute right to identify Owner as the principal contracting party in any and all agreements entered into by Operator in connection with this Agreement and to clarify that Operator is executing such agreement only as the agent of Owner and that Owner should be solely responsible for all obligations imposed on Operator pursuant to the terms of such agreement and that Operator shall not have any such liability or responsibility. Owner further hereby does indemnify, defend, protect, and hold Indemnitees harmless from and against all liabilities, claims, suits, damages, judgments, costs, and expenses of whatever nature, including, without limitation, any attorneys' and expert witness fees and costs of suit related to or arising out of any injury to or death of any person(s), damage to property, loss of use of any property, or any other matter arising out of or relating to this Agreement, the Property, any actual or alleged violation of law with respect to the management, operation, use or leasing of the Property, or the conduct or omission of one or more of the Indemnitees, save and except their willful misconduct. Owner shall promptly reimburse the Indemnitees for all such amounts which the Indemnities are required to pay in connection with such liabilities or in defense of any of the foregoing matters.

9.4.2  Conditions.
Operator agrees to notify Owner of any claims for indemnification under this Section 9.4 and to cooperate with Owner in connection with the defense of any such claims which are the subject of the indemnification set forth in Subsection 9.4.1.


9.5 Notices.
All notices provided for in this Agreement shall be given in writing and served personally or by registered or certified mail, postage prepaid, return receipt requested, at the following addresses until such time as written notice of a change of address is given to the other party pursuant to this Section 9.5:

To Owner:  Prometheus Income Partners,
a California limited partnership
2600 Campus Drive
San Mateo, CA  94404

To Operator: The Prometheus Company
Attention:  John H. Pringle
2600 Campus Drive, Suite 200
San Mateo, California 94403-2624

Notice shall be deemed given and received under this Section 9.5 upon personal delivery or two (2) days after deposit in the U.S.
Mail, as required in this Section 9.5.

9.6  Entire Agreement/Modification/Construction.
This Agreement represents the entire agreement between the parties with respect to the subject matter hereof. No alteration or modification of this Agreement shall be binding unless in writing and signed by both parties. Titles of Articles, Sections and Subsections are for convenience only and neither limit nor amplify the provisions of this Agreement itself. As used herein, the terms "herein," "hereof," "hereunder," and similar terms shall refer to this entire Agreement. References to Sections and Subsections shall include all subparts thereof.

9.7  Severability.
If any provision of this Agreement or the application thereof to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement and the application of such provision to any person or circumstance, other than those expressly determined invalid or unenforceable, shall not be affected thereby and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

9.8  Applicable Law.
This Agreement shall be construed and enforced in accordance with the laws of the State of California. Venue for any litigation hereunder shall be in the County of San Mateo, State of California.

9.9  Operator.
The term "Operator" as used herein shall include any corporate subsidiaries or affiliates of Operator who perform services for, in, on or about the Property pursuant to this Agreement.

9.10  Attorneys' Fees.
If any dispute, litigation or arbitration between the parties arises out of this Agreement, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration, attorney's fees, expert witness fees and costs of suit incurred by the prevailing party in connection therewith. Additionally, the prevailing party shall be entitled to all attorneys' fees and costs incurred in enforcing any such judgment or award rendered in connection with such matter. Any judgment or order entered in any such matter or action shall contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such award or judgment.

9.11  Limitation on Liability of Operator.
Operator, its agents, servants and employees shall have absolutely no liability to Owner for any loss or expense related to the Property or any obligations arising out of or relating to this Agreement or otherwise, unless such loss or expense is caused solely by Operator's fraud or willful misconduct.

WHEREFORE, the parties have executed this Agreement as of the Effective Date.

OWNER: PROMETHEUS INCOME PARTNERS
By:  Prometheus Development Co.
By:  /s/ Virginia Bryant
Title: Vice President, Finance

Date: 10/1/92

OPERATOR:  PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By: /s/ Virginia Bryant
Vice President

Date: 10/1/92


PROMETHEUS INCOME PARTNERS,
a California limited partnership

By: Prometheus Development Co., INC.,
it's general partner

By:/s/ Sanford N. Diller
Sanford N. Diller, President






EXHIBIT A

MANAGEMENT AND OPERATING AGREEMENT DATED, 19

Management Fees

All of the following shall comprise the Management Fees payable to Operator hereunder:

1.Monthly Installments.
As compensation for its services under this Agreement, Operator shall receive, in advance, on the first (1st) day of each month, a sum equal to percent (%) of the total operating revenues of the Property, or Dollars ($) per month, whichever is greater. The amount of the total operating revenues of the Property is determined in accordance with generally accepted principles of accounting, consistently applied.

Gross Income shall exclude the following:

(a) Fire and Extended Coverage loss reimbursements received or accrued, unless they relate to the reimbursement of "lost rents" or business interruption proceeds which shall be included as total operating revenues;

(b) Tax rebates received or accrued;

(c) The portion of revenue determined to be a bad debt;

(d) Proceeds from the sale of assets received or accrued;

(e) Interest income received or accrued, except interest earned on security deposits if held in separate accounts and if required by state, county, or municipal authority.

Operator shall receive as fee for supervision of capital improvement expenditures the amount of percent (%) of the total amount of expenditures for projects in excess of Five Thousand
Dollars ($5,000).

For legal matters in which Operator spends more than five (5) hours per month monitoring, supervising, corresponding or other related work, Operator shall receive an hourly fee of Dollars
($).

2. Data Processing Charges. Owner shall pay Operator for data processing charges in the amount of Dollars ($) per one thousand (1,000) square feet of rentable space per month. This charge may be changed from time to time by the written agreement of the parties.

3.Personnel Administrative Fee. Owner shall pay Operator an administrative fee in the amount of five percent (5%) of the gross payroll attributable to the Property for the administration of the employees listed in Subparts (a) through (e), inclusive, of Subsection 4.18.1.

OWNER:

By:
Title:

Date:



OPERATOR:  PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By:
John H. Pringle

Date:





















EXHIBIT A

MANAGEMENT AND OPERATING AGREEMENT DATED, 19

Management Fees

All of the following shall comprise the Management Fees payable to Operator hereunder:

1. Monthly Installments.
As compensation for its services under this Agreement, Operator shall receive, in advance, on the first (1st) day of each month, a sum equal to percent (%) of the total operating revenues of the Property, or Dollars ($) per month, whichever is greater. The amount of the total operating revenues of the Property is determined in accordance with generally accepted principles of accounting, consistently applied.

Gross Income shall exclude the following:

(a) Fire and Extended Coverage loss reimbursements received or accrued, unless they relate to the reimbursement of "lost rents" or business interruption proceeds which shall be included as total operating revenues;

(b) Tax rebates received or accrued;

(c) The portion of revenue determined to be a bad debt;

(d) Proceeds from the sale of assets received or accrued;

(e) Interest income received or accrued, except interest earned on security deposits if held in separate accounts and if required by state, county, or municipal authority.

Operator shall receive as fee for supervision of capital improvement expenditures the amount of percent (%) of the total amount of expenditures for projects in excess of Five Thousand
Dollars ($5,000).

For legal matters in which Operator spends more than five (5) hours per month monitoring, supervising, corresponding or other related work, Operator shall receive an hourly fee of Dollars
($).




2. Data Processing Charges.
Owner shall pay Operator for data processing charges in the amount of Dollars ($) per one thousand (1,000) square feet of rentable space per month. This charge may be changed from time to time by the written agreement of the parties.

3. Personnel Administrative Fee.
Owner shall pay Operator an administrative fee in the amount of five percent (5%) of the gross payroll attributable to the Property for the administration of the employees listed in Subparts (a) through (e), inclusive, of Subsection 4.18.1.

OWNER:

By:
Title:

Date:



OPERATOR: PROM MANAGEMENT GROUP, INC.
dba THE PROMETHEUS COMPANY

By:
John H. Pringle

Date:

















January 1, 1994


Prometheus Income Partners
2600 Campus Drive
San Mateo, CA  94403

Re:	Alderwood And Timberleaf Apartments

Gentlemen:

This is to inform you that Prom Management Group has changed the name under which it is doing property management from The
Prometheus Company to Maxim Property Management. Please indicate your consent to the foregoing change.

Yours truly,

Prom Management Group, a California corporation, dba Maxim Property Management

By:	/ s /   John H. Pringle
	John H. Pringle, Senior Vice President



Agreed and accepted:

PROMETHEUS INCOME PARTNERS,
a California limited partnership

By:	PROMETHEUS DEVELOPMENT CO., INC.,
	a California corporation, its general partner

	By:	/ s /   John H. Pringle
		________________________________
















	EXHIBIT (i)

FORM MASTER RENTAL AGREEMENT

THIS AGREEMENT is entered into this ____________ day of ______________, 19 _____, between
____________________________________, hereinafter referred to as
"Management" and the following
Resident(s)__________________________________, hereinafter
referred to as "Resident(s)." Management does hereby rent to Resident(s), Apartment Number ___________ located at
								 California, under
the following terms and conditions (as used herein, the term
"Management" includes any and all owners of record of the property comprising the complex and their partners, associates, officers, directors, employees, and agents).

TERM, RENT, AND DEPOSIT

1. It is agreed that the monthly rental shall commence on the _______ day of _____, 19___ and will expire on
___________________. Thereafter, it is mutually agreed that tenancy shall be on a month-to-month basis; and the rent per month will be the same as the rent in the last month of the term of the Rental Agreement, unless management has given a 30-day written notice of change in terms of this agreement.

2. Resident(s) agrees to pay rent to the Management for each month, in advance, by check or money order (but not in cash) on the first day of each month during the full term of this agreement in the sum of $______________ for the apartment as described. There is no grace period. Rent for the first month has been prepaid by Resident(s) in the amount of $__________.
All prorations of rent shall be made based on a 30-day month. Rent is paid for days of move-in and move-out. Resident(s) understands that adjustments in rental rates are inevitable. Management reserves the right to increase or adjust rental rates based on market conditions, operating expenses, financial costs or any other factor at the sole discretion of Management upon the expiration of the term of this Rental Agreement by giving 30 days written notice prior to the expiration of the lease term.

3. Resident(s) further agree that they are jointly and severally liable for all rent incurred during the term of this agreement, whether or not in actual possession of the premises. In addition to all other payments required of Resident(s) hereunder, Resident(s) agrees to pay the following: $___________ Security deposit (to secure faithful performance of Rental Agreement).
The security deposit is not intended, nor shall it be construed, to be applied as rent by Resident(s); and the full monthly rent shall be paid on or before the first day of every month, including the last month of possession or of the lease term. Resident(s) agrees to pay for all utilities, services, and charges (including without limitation, any utility or service deposit based upon occupancy of the premises except
______________________________________________________________.

4.	RESIDENT(S) AGREES TO PAY LATE CHARGES ON ALL RENT NOT PAID
BY THE FOURTH (4TH) DAY OF THE MONTH.  LATE CHARGES WILL BE
$50.00. IN ADDITION, IF ANY CHECKS ARE RETURNED BY THE BANK FOR ANY REASON, THERE WILL BE A FURTHER CHARGE OF $25.00 FOR EACH CHECK; MANAGEMENT'S ACCEPTANCE OF ONE LATE PAYMENT DOES NOT WAIVE MANAGEMENT'S RIGHT TO REFUSE SUBSEQUENT LATE PAYMENTS.


AGREEMENTS REGARDING OCCUPANCY

5.	Resident(s) shall not sublet all or a portion of the
premises or assign the Rental Agreement without the prior written consent of Management. Any sublet or assignment will not role se Resident(s) from liability. Said premises are to be occupied solely as housing accommodations by ___________ occupants only and for no other purpose whatsoever.

6.	Resident(s) shell keep said premises in a good state of
preservation. The Resident(s) shall not disturb, annoy, endanger ,or interfere with other residents of the building or neighbors, nor use the premises for any unlawful purposes, nor violate any law or ordinance, nor commit waste or nuisance upon the or about the premises.

7.	Resident(s) agrees the commencement of this Rental Agreement that the premises are clean and in good condition and repair. Resident(s) agrees to leave the premises completely clean and in good condition and repair when vacating it being understood that Resident(s) shall not be responsible for reasonable wear and tear (due solely to the passage of time), acts of God, and the elements. Resident(s) acknowledges receipt, in duplicate, of the "Apartment Condition Checklist." Resident(s), within five (5) days of occupancy of the premises, agrees to return said
Apartment Condition Checklist to management with the condition of the apartment noting requests for cleaning and maintenance as well as any existing deficiencies which are not of a "repairable" nature, but are to be recorded as preying this occupancy. Said Apartment Condition Checklist, when returned to Management, shall be signed by the Resident(s); and one copy shall be retained by Management. The Resident(s) shall have one copy countersigned by Management, which is to be retained by the Resident(s). If the form is not returned to Management and properly countersigned within said period, it shall be conclusively presumed that the premises were in good condition and repair as well as clean at the time the Resident(s) occupied the same.

8.	Resident(s) agrees not to keep my animal, bird, reptile, or
pet in the premises without the written permission of Management, and only after paying the Management an additional deposit as required and after complying with my pet policies which are in effect at that time

9.	Resident(s) acknowledges that Resident(s) has examined,
received, and read the "Apartment Rules" - the same are a part of the terms and conditions of tenancy.

10.	Resident(s) agrees not to make any alterations,
installations, repairs, or redecorations of my kind, whether or not permitted by law, to the premises without written consent by Management.

11.	The invalidity or partial invalidity of any provision of
this Agreement shall not render the remainder of the Agreement invalid or unenforceable.

12. Abandonment: Resident(s) shall not vacate or abandon the premises at my time during the term of the Rental Agreement. If Resident(s) abandons or vacates the premises, or is dispossessed by process of law or otherwise, any personal property belonging to Resident(s) and left on the premises shall, at the option of Management, be deemed abandoned; and Management will have the ripest, but not the obligation, to remove therefrom all or my personal property in the manner as prescribed by law Under the terms of this Agreement, discovery of abandonment will constitute commencement of a 30-day notice period.

13.	Resident(s) acknowledges that the premises (the building and the complex of which the premises and building are a part) is not a "security" complex. Management makes no representation nor warranties that the building or complex is secure from theft or my other criminal activity perpetrated by my Resident(s) or others. Security officers, to the extent that they may be in the complex and other security facilities, provided by the Management are for the Resident(s) convenience only; and the Management makes no warranty or representations as to the effectiveness of any such security officers or facilities, including apartment windows and doom as deterrents against any criminal activity, damage, or injury to Resident(s) or my invitee of the Resident(s), or the personal property of the Resident(s) or any invitee of the Resident(s).

14.	Management will not be responsible for damages to any person for any interruption or reduction in utilities, cable, and telephone or services.

15.	Miscellaneous terms: Resident(s) agrees to comply with any
energy conservation programs implemented by Management NO ORAL AGREEMENTS HAVE BEEN ENTERED INTO, AND THIS AGREEMENT SHALL NOT
BE MODIFIED UNLESS SUCH MODIFICATION IS IN WRITING Time shall be of the essence regarding the agreement.

16.	Absent specific written instructions to the contrary subject to the following conditions: Resident(s) hereby grants Management authorization to enter the premises during normal business hours:

a) By having requested maintenance service within the premises.
b) By receipt of a 24-hour notice from Management requiring entry to the premises.
c) To respond to emergency situations where a notice is clear impractical.
d) To verify continuing occupancy if rent is unpaid, and it is believed that the Resident(s) has vacated the premises.
e) To inspect and show the premises for the purpose of re-leasing after a Notice to Vacate has been given by the Resident(s) to Management.


TERMINATION OF TENANCY

17.	Violation by resident(s) of my applicable ordinance or
statute shall be sufficient cause for termination of tenancy; Resident(s) representation made in the rental application shall be considered inducement of Management to execute this Rental Agreement Misrepresentation in the application shall be considered as cause to terminate this Rental Agreement. Each and every term, covenant, and agreement herein contained shall be deemed a condition to Resident(s) night to lease and occupy the premise Management would not have Entered into this Rental Agreement except upon reliance that Resident(s) shall fully perform each and every condition.

18.	RESIDENT(S) AGREES TO DELIVER TO MANAGEMENT WRITTEN NOTICE
OF INTENTION TO VACATE AT LEAST THIRTY (30) DAYS PRIOR TO THE EXPIRATION OF THE TERM OF THE LEASE OR THIRTY (30) DAYS NOTICE PRIOR TO TERMINATION OF ANY MONTH-TO-MONTH TENANCY FAILURE OF RESIDENT(S) TO PROVIDE WRITTEN NOTICE SHALL EXTEND THE TERM OF
THE RENTAL AGREEMENT FOR THIRTY (30) DAYS FROM THE DATE SUCH NOTICE IS GIVEN OR 30 DAYS FROM THE DATE THE RESIDENT(S) SURRENDERS THE PREMISES TO MANAGEMENT, WHICHEVER FIRST OCCURS. RESIDENT(S) SHALL BE LIABLE FOR RENT UNDER THE TERMS OF THIS RENTAL AGREEMENT FOR SUCH PERIOD.

19.	Management will inspect the premises, setting the
requirements for janitorial cleaning, carpet cleaning, drapery dry cleaning, and interior repainting upon termination of tenancy to determine whether there are any charges to the Resident(s) with regard to the deficiencies in the condition of the premises. Resident(s) may be present during this inspection, scheduled at the convenience of Management. In the event there is any charge to the Resident(s), the security deposit will be used to offset Management's charges; and the balance will be refunded to the Resident(s). If said security deposits are insufficient to cover said charges, Resident(s) shall promptly pay any deficiency. Resident(s) agrees to pay costs for cleaning and refurbishing the premises and returning said apartment to the condition to which it was delivered to Resident(s), plus a factor of 20% to offset the overhead cost of Management for contracting and supervising the refurbishing work, for which the Resident(s) is responsible. management's obligations, with respect to the cleaning and security deposits, are those of a debtor and not a trustee, said deposits shall not bear interest and can be commingled with Management's general funds.

20.	Resident(s) agrees that a hold-over tenancy past the ending
date of a proper notice to terminate by either party shall be a hold-over tenancy commencing with the first day after the expiration of the notice period, and that the rental rate shall be at the rate of TREBLE the current rate until the apartment is vacated.

21.	Any refund will be made jointly in the name of the
Resident(s) of record at the time of termination of tenancy and any sharing of division of the settlement for these deposits among the Resident(s) shall be the responsibility of the Resident(s), not the Management.

INSURANCE-LIABILITY

22.	Management will not be liable for any damages or losses to
person or property caused by other residents or persons, theft, burglary, assault, vandalism, or other crimes. Management shall not be liable for personal injury or damages to, or loss of Resident(s) personal property (furniture, jewelry, clothing, etc.) from fire, flood, water leaks, rain, hail, ice, snow, explosions, interruption of utilities, earthquake, or act any other act of God unless same is due to gross negligence of Management. Resident(s) agrees to secure his own insurance to protect against all of the aforementioned. Resident(s) personal property is not insured by Management.

23.	It is agreed that Management at its sole opinion may
terminate this Rental Agreement immediately where and when a destruction of the premises, building, or complex has occurred and the repair and restoration of said premises, building, or complex cannot be reasonably completed within 7 days after it is commenced; or where the loss is not covered by the Management's fire and extended insurance policy then in effect; or if the premises, building, or complex are taken under the power of eminent domain or transferred in lieu thereof.

24.	Resident(s) releases Management from any liability for loss
or damage to Resident(s) property while stored on said premises, building. or complex. No property shall be stored outside the dwelling premises without prior written consent of Management.
Any property so stored shall be removed immediately upon termination of tenancy. In the event such property is not so removed, Management may dispose of same without any liability to Resident(s) whatsoever, as allowed by law.

25.	Management shall not be liable for any damage occasioned by
water, being upon or coming through the room or opening of any nature, in the building of which the premises are a part. In the event of such penetration of water, Resident(s) shall promptly notify Management. Resident(s) shall use reasonable care to cause all windows and other openings in the premises to be closed in the event of rain. Any defective condition on the premises which comes to the attention of the Resident(s), wherein there is reason to believe it is unknown to Management, shall be reported in writing to the Management within 48 hours. When the defective condition may cause serious damage to person or property, it shall be reported to management immediately.

26.	Resident(s) use of swimming pool, fitness equipment, laundry rooms, or other amenities shall be at Resident(s) own risk and without liability to management. This Rental Agreement is made on the express condition that Management is to be free from all liability or loss caused by Resident(s), or Resident(S) agents' or invitees' improper, negligent, or intentional acts or omissions, including but not limited to liability or loss arising out of injury to person or property, while in or on, or in any way connected with the premised, buildings, grounds, or facilities elsewhere in the complex, or with the improvements or personal property therein or thereon, including any liability for injury to the person or property of Resident(s) or Resident(s)' agents or invitees. Resident(s) hereby covenants and agrees to indemnify, hold harmless, and defend Management against all claims, losses, or liabilities for injury or death to persons or agents, or for damage to or loss of use of any property arising our of any occurrence in, on, or about the premises, buildings, grounds, or facilities located within the complex, if cause or contributed to by Resident(s) or Resident(s)'agents or invitees. Such indemnification shall include and apply to attorneys fees, investigator costs, and other costs incurred by Management. Resident(s) shall further indemnify, defend, and hold harmless Management from and against any and all claims arising from any breach or default in the performance of any obligation on Resident(s)' part to be performed under the terms of this Rental Agreement. The provisions of this paragraph 26 shall survive termination of the Rental Agreement with respect to any damage, injury, death, breach, or default occurring prior to such termination. All of said damages and costs shall be immediately paid from Resident(s) to management; Resident(s) shall provide copies of insurance policy for renter's and automobile coverage promptly upon incident of loss.

DEFAULTS AND REMEDIES

28.	In the event that Resident(s) breaches this Rental
Agreement, Management shall be allowed, at Management's discretion but not by way of limitation, to exercise any or all remedies provided Owner by California Civil Code Section 1951.2 and 1951.4. Damages the Management "may recover" include the worth at the time of the award of the amount by which the unpaid rent for the balance of the term after the time of award (or for any short period of time specified in the Rental Agreement) exceeds the amount of such rental loss for the same period that Resident(s) proves could be reasonably avoided.

a.	As required by law, you are hereby notified that your
performance as a resident of this property may be reported to credit reporting agencies.

29.	In the event of Default by Resident(s), Resident(s) agrees
to pay all costs of collection or enforcement of any term of this Rental Agreement (whether or not an attorney is retained) or suit or recovery is filed, including but not limited to reasonable attorney's fees and all charges for service for, but not limited to, any notices, court costs, filing fees, attorneys fees, interest, and discounts for assignments to collection agencies.

a.	At Management's sole discretion, Management may elect to
have any claims to disputes arising out of this Agreement decided by arbitration in accordance with the rules of the American Arbitration Association in effect at the time of the demand for arbitration. If Management so elects, a demand for arbitration shall be filed with Judicial Arbitration and Mediation Services, Inc., and delivered to the other party in such dispute. The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties in such dispute. Should party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party in such dispute.

b.	The parties hereby agree that they waive trail by jury in
any matter relating to, or arising out of, this Agreement.

30.	In the event that it is necessary for either pal to retain
an attorney or to bring suit to enforce this Rental Agreement the prevailing party shall be entitled to all attorneys fees and court costs reasonably required to enforce the Rental Agreement, whether or not suit is filed. These costs include, but are not limited to, all attorney s fees, court costs miscellaneous led charges copying charges, courier fees, etc. Interest shall accrue at a rate of 10% per annum on any unpaid amount due until said amount is full paid.

NOTICES

31.	Management employs, from time to time, management agents who are authorized to act for and on behalf of the Management for the purposes of service of process and for the purpose of receiving legal notice and demands Resident(s) agrees to recognize and deal with these agents only.

32.	The Property Manager is the person authorized to manage the
premises and further authorized to act for and on the behalf of the Management for the purpose of receiving notice and demands whose address is the on-site Rental Office.

33.	It is agreed that any notices which my be given from time to time by Management to Resident(s), or that are required to be given under the terms of this Rental Agreement or under the terms of the law, my be served to the Resident(s) at the address of the rented premises, or by mailing first-class mail, postage prepaid, to the resident g the address of the rental premises.

MISCELLANEOUS

34.	Resident(s) hereby acknowledges that any flat roofs, or
portions of roof area, adjacent to the rented premises are not designed and should not be used for walking upon nor to have any objects of any kind placed upon them at any time, and that Resident(s) understands that any damages resulting from the violation of this requirement including but not limited to, water leaks through, or damage to, the roof will be the sole responsibility of the Resident(s), Damages will be repaired; and Resident(s), in accordance with the Rental Agreement, will be held responsible for, and will promptly pay for, the costs of repair.

35.	If a fire protection device, such as a smoke alarm or smoke
detector, is installed within the unit, the Resident(s) assumes responsibility for the maintenance of said device upon taking occupancy. This maintenance shall include smoke detectors and fire extinguishers Resident(s) assumes liability for testing of devices or periodically inspecting pressure gauges if any, and promptly reporting any deficiencies to the Management upon notification to the Management by the Resident(s), Management will make the necessary repairs in a reasonable amount of time.

36.	All Resident(s) should be aware that storage of firewood or
other storage items on patios, decks, and entry ways my cause damage to the buildings As y such damage is the responsibility of the Resident(s), Resident(s) agrees to take precautions to prevent remedy, default if noticed, and pay Management the cost of repairs.

37.	Resident(s) acknowledges receipt of keys, as follows:

Other

38.	The undersigned acknowledges and understands that a large
artificial landscape waterway and lake is, or may be, constructed and maintained throughout this complex. The undersigned recognizes the presence of this hazard for children and unsupervised minors, invitees, etc., and the necessity for proper and adequate supervision by the Resident(s) of all such persons in the area of this lake or waterway.

39.	Resident(s) agrees to use designated parking space(s)
exclusively for the parking of motor vehicles, including automobiles, motorcycles, and pickup trucks, but excluding trailers of any kind, boats, campers, buses, or trucks larger than four ton pick-up. At no time can any vehicle parked on premises be used as a device for signs.

40.	Each of the parties hereto acknowledges receipt of an
executed duplicate copy of this Rental Agreement. All Resident(s) shall sign this Rental Agreement and shall be jointly and severally liable thereunder, and any subtenant or guest, whether or not considered to be by Management, by taking occupancy, shall be deemed to have knowledge of and to have consented to the terms of this Rental Agreement.



Resident			Date			Manager			Date


Resident			Date			Resident			Date


Resident			Date			Resident			Date




FORM ADDENDUM TO MASTER RENTAL AGREEMENT DATED

THIS AGREEMENT is entered into this     day of          199 , by
and between Alderwood Apartments, "Management" and The Corporate
Living Network, "Resident".   IN CONSIDERATION OF THEIR MUTUAL
PROMISES, MANAGEMENT and RESIDENT AGREE AS FOLLOWS:

1.	Resident is renting from Management the premises located at:
	900 Pepper Tree Lane #118
	Santa Clara,  CA  95051

2.	This agreement is an Addendum and part of the Rental
Agreement and/or Lease between Management and Resident:

	A. It is agreed that the monthly rental shall commence on 00/00/00, and will expire on 00/00/00.

	B. Resident agrees to pay rent to the Management for each month, in advance, by check or money order (but not in cash) on the first day of each month during the full term of this agreement in the sum of $0,000.00 for the apartment as described.

	C. The pro-rate rent for the month of      is $000.00.

3.	This addendum is to be effective as of 00/00/00.

	Alderwood Apartments
	Agent


	The Corporate Living Network
	Resident

















	EXHIBIT (j)(1)

WORK ORDER AND CONTRACT

Maxim Property Management
Date:  August 21, 1996

The undersigned "Contractor" agrees to perform the services specified below ("Work") on the property located at: Timberleaf Apartments, 2147 Newhall Street, Santa Clara, CA 95050 ("Property").
Contractor shall perform the Work in accordance with the terms and conditions of this contract, including the General Provisions on the reverse side. This Contract is between Contractor and the legal owner of the Property ("Owner"). Maxim Property Management ("MPM") manages the Property. Owner has authorized MPM to sign this Contract on behalf of Owner and to act on behalf of Owner as its agent under this Contract. Contractor understands that MPM has no liability under this Contract.

Attached are the following initialed or signed addendum documents
(initial, if
appropriate, or write "None"):
 (a) N/A another form of contract; and/or (b) X plans, drawings, or specifications regarding the Work.

Such documents are made a part of this Contract and shall modify or expand this Contract, but only with respect to the Description of Work. Such documents shall not modify or expand any of the terms and conditions set forth on the reverse side, and any provisions in such documents which conflict with the terms and conditions on the reverse side shall not be binding upon the parties.

Contractor shall commence the work by  October      1, 1996.

Contractor shall complete the work by    December 15, 1996.

COMPLETION OF WORK. Time is of the essence in this Contract. Contractor shall complete all of the Work on or before the date agreed upon by the parties. If Contractor fails to complete all of the Work on or before such date and such failure is not caused by a natural disaster or similar event beyond the control of Contractor, then Contractor shall pay to Owner, upon demand, $0 per day up to and including the day on which Contractor completes all of the Work. Owner may offset such amount against any payment otherwise due Contractor. Contractor hereby acknowledges that such amount represents reasonable damages under the circumstances for failure to complete the Work on time.

DESCRIPTION OF WORK

Contractor shall supply all necessary labor, materials, supervision, equipment and other expertise for the preparation and painting of exteriors of all buildings at Timberleaf Apartments to include dumpster enclosures and carports. Paint color will match existing colors. The work shall be completed in accordance with the attached specifications identified as Addendum's A, B and C which more clearly defines the work. Contractor to provide a certificate of insurance naming Maxim Property Management and Timberleaf Apartments as additional insured prior to commencing work.

PAYMENT SCHEDULE

Progress payment to be submitted at the end of each month for payment net 30 days. All requests for payment will be accompanied by a lien release.

In no event shall the total cost of the Work to Owner exceed
$55,000.00.



CONTRACTOR:  Apollo Painting

/S/Mike Drouin
	(Signature)

By:  Mike Drouin
Title:  General Manager
Contractor's License No.:  684104
Federal I.D. No.:
Address:	350 Bridge Parkway
		Redwood City, CA 94065-1517
		415-596-5343

OWNER:  Prometheus Income Partners, a
	   California limited partnership

            /S/ John Pringle
	(Signature)
By:	Maxim Property Management
By:	John H. Pringle
Title:	Vice President & General Manager
Address:  350 Bridge Parkway
	  Redwood City, CA 94065-1517
	  (415) 596-5300

"Contractors are required by law to be licensed and regulated by the Contractors' State License Board. If this contract is to be performed in California, any questions concerning a contractor may be referred to the Registrar, Contractors' State License Board, 3132 Bradshaw Road, Sacramento, California. Mailing
Address:  P. O. Box 26000, Sacramento, California 95826."

	See Reverse Side for General Provisions

MPM 091 (9/95)

	GENERAL PROVISIONS


1. INCIDENTAL ITEMS. Contractor shall provide and pay for all materials, labor, utilities, tools and equipment necessary to do the Work. Contractor shall provide without extra charge all incidental items required as a part of the Work, even though not specified herein.

2. EXTRAS. Bills for extra work will be paid only if Owner has approved the extra work in writing in advance of the work being performed.

3. SUBCONTRACTS. Contractor shall not subcontract any portion of the Work without prior written permission from Owner.

4. TAXES. Contractor shall pay all sales, use and other taxes applicable to the performance of this Contract, and shall reimburse Owner if the latter shall pay any such taxes.

5. SUPPLIERS' WARRANTIES. Contractor shall cause suppliers to issue any warranties or guaranties directly to Owner, if possible. If any supplier refuses to issue warranties or guaranties directly to Owner, Contractor hereby assigns such warranties and guaranties to Owner, if they are assignable.

6.   LAWS AND PERMITS
(a) Contractor represents and warrants that the Work and any goods furnished under this Contract shall comply with all applicable laws, regulations, ordinances and rules.

(b) Contractor shall procure, at its expense, all necessary permits, certificates or licenses required by all applicable laws, regulations, ordinances and rules. Contractor shall supply Owner with copies of such permits, certificates and licenses at Owner's request.

(c ) Contractor shall comply with all applicable laws, regulations, ordinances and rules relating to hazardous or toxic materials, including without limitation asbestos, PCBs and underground storage tanks. If Contractor discovers any such materials on the Property, Contractor shall promptly notify Owner and Maxim Property Management, its own employees, and shall take all appropriate safety precautions in performing the Work.
(d) Contractor shall comply with all applicable safety laws, rules and regulations and all safety requirements of Owner and Maxim Property Management to prevent injuries or damage to persons or Property. Contractor shall specifically comply with the provisions of the Occupational Safety and Health Act (OSHA) of 1970, as currently amended, and hereafter from time to time amended, and the Consumers Product Safety Act of 1972, as amended now or in the future.

7.   INSURANCE
(a) Contractor shall maintain, at its expense, commercial general liability insurance on an occurrence basis, including owner-contractor protective liability and automobile liability-physical damage insurance, or the equivalent, and Workers Compensation insurance as required by law. The liability insurance shall have a combined single limit of at least $1,000,000.00 or the equivalent. Owner may require Contractor to obtain (at Owner's cost) builders' risk insurance, in the form commonly referred to as "all risk" including flood and earthquake. Contractor shall supply, prior to commitment of work, insurance certificates naming the owner and Maxim Property Management as additional insured and shall have the carrier delete the words "endeavor to" from the notification clause, stipulating 30 days notice.

 (b) Any subcontractor hired by Contractor shall maintain the same type of liability insurance as Contractor, with at least half the same limits as stated in 7(a) above, and workers
Compensation insurance as required by law. Promptly after hiring a subcontractor, Contractor shall furnish Owner with a certificate of the subcontractor's liability insurance.

 (c) Before Contractor starts the Work, Contractor shall provide to Owner: (i) endorsements to the liability policies of Contractor and subcontractors naming Owner and Maxim Property Management as additional insureds; (ii) endorsements to such policies by which the carriers agree to give Owner and Maxim Property Management thirty (30) days prior written notice of cancellation or any change in such policies; and (iii) certificates of insurance or copies of such insurance policies.

8. CLEAN-UP. Contractor shall comply with Owner's reasonable requirements regarding daily clean-up. Upon completion of the Work, before leaving the Property, Contractor shall remove all surplus material, containers and rubbish from the Property and shall leave the Property clean and ready for occupancy. Contractor shall repair any damage to the Property caused by the Work.

9. INSPECTION, ACCEPTANCE, PAYMENT. Owner shall at all times have access to the Work. All materials and workmanship shall be subject to inspection and acceptance prior to payment. Payments may be withheld by Owner when he reasonably believes that: (a) the materials or workmanship are defective; (b) any claim has been filed against Contractor, Owner or Maxim Property Management arising out of the Work; (c) Contractor has failed to make payments properly to subcontractors; or (d) Contractor has failed to meet a deadline on which payment is due. At Owner's sole and absolute discretion, Owner may withhold the last payment to Contractor until thirty-five (35) days after the lien free completion of the work herein.

10. INDEMNITY. Contractor agrees to indemnify, defend with counsel selected by Owner, and hold Owner and Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants harmless from and against any claims, damages, losses, expenses and attorneys' fees arising out of this Contract or the performance of the Work by Contractor or subcontractors, its affiliates, subsidiaries, agents, employees, and servants. This indemnity obligation is unqualified with the single exception that it shall not apply to the portion of any claim, damage or loss that arises out of Owner's sole negligence or willful misconduct, but it shall apply without limitation to all other claims, damages or losses including those that arise out of the concurrent negligence, whether passive or active, of Owner or Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants. Owner may, at its election, withhold any moneys payable hereunder and apply the same to the payment of any charges or expenses arising under this paragraph.

 The indemnity herein shall extend to the costs and expenses incurred by Owner for administrative expenses, consultant fees, expert witness costs, investigation expenses and costs incurred in settling indemnified claims, whether such costs occurred before or after any litigation is commenced. The indemnity herein shall survive the termination of this Contract and shall continue in effect until any and all claims, actions or causes of action with respect to any of the matters indemnified against are fully and finally barred by the applicable statute of limitations.

11. ARBITRATION. At Owner's sole discretion, Owner may elect to have any claims or disputes arising out of this Contract decided by arbitration in accordance with the rules of Judicial Arbitration and Mediation Services/Endispute at San Francisco, California, in effect at the time of the demand for arbitration. If Owner so elects, a demand for arbitration shall be filed with Judicial Arbitration and Mediation Services/Endispute at San Francisco, California and delivered to the other party in such dispute. The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties to such dispute. Should the party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party to such dispute.

12. ATTORNEYS' FEES. If any dispute, litigation or arbitration between the parties arises out of the Contract, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration or attorneys' fees and expert witness fees.

13. MISCELLANEOUS. Contractor may not assign this Contract without the prior written consent of the Owner. This Contract may not be modified except by a writing signed by the parties. If any provision of the contract is unenforceable, this Contract shall be governed by the law of the state in which the Property is located. Owner's business and/or residence address shall be written on this Contract if required by applicable law.

14. MATERIALS AND WORKMANSHIP. All materials shall be as specified. All materials and workmanship shall be of good quality and shall be subject to approval or rejection for cause by Owner. If Contractor has good reason for objecting to the use of any material or method of construction, he shall bring such objection to the attention of Owner. Substitutions for specified equipment or materials must be approved by Owner in writing prior to ordering or installation thereof.

15. LIENS. Contractor is responsible for the payment of any person entitled to assert a lien arising out of the Work. Contractor shall keep the Property free from mechanic's liens and immediately secure the release of any stop notice filed. Contractor shall defend and indemnify Owner against claims and costs arising out of a mechanic's lien or stop notice. Owner has the right, but not the obligation, to withhold funds from Contractor's payment sufficient to discharge disputed sums or liens. Any lien shall be removed within 10 days at Contractor's sole cost and expense.

16. FINAL PAYMENT. Contractor shall promptly provide Owner with a list of all subcontractors, suppliers and all other persons that would be entitled to assert a lien arising out of the Work. Contractor shall update such list when necessary. Contractor shall certify such list and all amendments to be true and correct. Final payment shall not be due until Contractor delivers to Owner a lien release from Contractor and all persons on such list as amended, in accordance with statutory requirements.

17. GUARANTY. Final payment shall not relieve the contractor of any responsibility for faulty materials or workmanship. Contractor guarantees to repair or pay for any defects in materials or workmanship which shall appear within a period of one year from the date of completion of the Work or any longer period as provided by statute or agreement of the parties.

18. RISK OF LOSS. Risk of loss of any goods or materials incorporated in the Work shall not pass from Contractor to Owner until final completion and acceptance of the Work by Owner.

19. BOND. Unless this requirement is waived by Owner, Contractor shall furnish Owner a performance bond and recordable payment bond satisfactory to Owner in the amount of this contract for protection against loss or damage arising out of the Contract, including without limitation, mechanics' liens. The sureties shall waive any rights to approve change orders or modifications of this contract.


INITIALS ________________
	       ________________
	       Revised 9/95


ADDENDUM A

Work Specifications and Conditions for Apollo Paint Company
Exterior Painting Project TIMBERLEAF APARTMENTS.


PART 1 - GENERAL

1.1	DESCRIPTION

A.	Work Included:

	1.	Contractor shall supply all necessary material, labor,
supervision and 	equipment necessary for the repainting of the
exterior of ten buildings at the project in accordance with the paint and surface material manufacturers suggestions and recommendations for the preparation and preservation of surfaces to be painted.


B.	Exclusions:

	1.	Contractor is not responsible for the trimming of
plant material where such material interferes with the access to the exterior surface of the building.

	2.	Contractor is not responsible for security
necessitated by painting of this project.

1.2	QUALITY ASSURANCE

A.	Contractor shall use an adequate number of skilled workmen
who are thoroughly trained and experienced in the necessary crafts and who are completely familiar with the specified requirements and methods needed for the proper performance of the work in this section.


B. Contractor shall comply with all manufacturers recommendations in the handling and application of materials and shall perform all work in keeping with good work practices as defined by industry standards and local codes.
C. Contractor shall provide the Owner access for inspection by Owners representative as requested in order to facilitate progress payments.

D.	Contractor shall enlist the support of the material
manufacturers local
	representative who is required to approve the application.

E.	Contractor shall be responsible to solicit the opinions of
the siding manufacturer
	with regard to recaulking of material joints as required under the siding
	manufacturers warranty.

1.3	SUBMITTALS

A.	Contractor shall submit for Owners approval samples and
technical data sheets for caulking and sealing material for use on the project.

1.4	PRODUCT HANDLING & STORAGE

A.	Storage:

	1.	Material for the project shall be stored in areas
designated by the building
		manager.

B.	Handling:

	1.	Material shall be handled in accordance with the
manufacturers 	recommendations, including thinning, mixing and
application.

PART 2 - PRODUCTS

2.1	EXTERIOR PAINT

A.	Kelly Moore:  1240 Flat Latex solid finish for exterior
siding.

B.	Kelly Moore: 1700 Rust Inhibitive Enamel for all metal
railings and stair 	stringers.

C. 	Kelly Moore: 1250 Semi-Gloss Acrylic to all exterior doors.

2.2	APPLICATORS, TOOLS & EQUIPMENT

A. 	All tools and equipment used in the application of the
materials under this contract shall be of high quality and suitable for the application.

PART 3 - EXECUTION

3.1	SURFACE CONDITIONS

A.	Contractor shall prepare all surfaces to be painted or
sealed in accordance with	the manufacturers recommendations and
good work practices.  All surfaces to	receive material shall be
clean, dry and free of dirt and other foreign material which would inhibit the adhesion of the material to be applied.

B.	Soiled surfaces are to be power washed clean.  Prime with
either Kelly 250 exterior primer or 240 Kel-Bond primer and surface conditioner as necessary.

C.	Chalky powdery pealing, cracked or otherwise unsound
existing paint or coatings must be removed by a sand or water blast or other appropriate methods to a sound surface. Prime the spot prime all bare areas with Kelly Moore 250 exterior primer.

D.	Miscellaneous repairs:  Fill holes and voids with suitable
patching materials for the applicable substrate. All patched areas should be cured and coated with Kel Seal 1108 Elast-o-Meric sealant..

E.	Caulking requirements:  Corner, vertical & horizontal joints
between trim and siding;	siding and siding shall be caulked in
accordance with the siding manufacturers recommendation.

F.	Contractor shall check doors, windows, expansion joints,
flashings and cappings around pipes, conduit, scuppers and caulk as required.


3.2	APPLICATION

A.	Material shall be thinned at a rate not to exceed that
recommended by the manufacturer or 1 pint per gallon which ever is greater.

B.	Paint materials shall be applied at a temperature range in
accordance with the manufacturers recommendation and/or 55 degrees Fahrenheit to 110 degrees Fahrenheit if no such guidelines exist.

C.	All surfaces shall receive a full Finnish coat of paint not
less than 1.7 mils dried thickness.

3.3	PROTECTION OF SURFACES NOT PAINTED

A.	Contractor shall be responsible for the protection of
surfaces not painted (and not to be painted) and shall supply an adequate number of tarps, covers or other maskings to protect landscape and personal property throughout the course of the work.

PART 4 - WORK CONDITIONS

4.1	WORK HOURS

A.	Contractor shall perform work under this contract between
the hours of 8 AM and 6 PM Monday through Friday (normal work hours). Deviations from these hours shall be acceptable only if agreed to in writing.

4.2	SCHEDULING

A. 	Contractor shall be responsible to coordinate his work with
that of the on-site property staff who are responsible for the notification of all residents and will work together to coordinate access to areas to be painted. Contractor shall post with the on-site staff his intended schedule one week in advance so that proper notices can go out.

4.3	SECURITY

A.	Owner recognizes that in the course of painting the exterior of the building, it is sometimes necessary to leave doors ajar to allow the paint to cure. Where it is necessary to accomplish this, the Owner shall be responsible to provide necessary security so as to indemnify the contractor of this responsibility.


PART 5 - REMEDIAL WORK

5.1	MISC.

A.	Contractor agrees to replace damage to other work or
building contents caused by their negligence within seven days of the occurrence of such damage upon written notice.

PART 6 - WARRANTY UPON COMPLETION

6.1	WARRANTY

A.	Contractor shall supply upon completion a written warranty
covering material and labor for a period of one year from completion.

PART 7 - PAYMENT

7.1	PROGRESS PAYMENT

A.	Four progress payments equal to the amount of work completed less 10% retention shall be made net 20 days receipt of invoice and notarized lean release. Final payment shall be made net 35 days receipt of invoice plus release following the completion of the work.


Proposal  (Addendum B)



To:  Timerleaf Apartments

From:  Apollo  Painting

Date:  4-29-96

Re:  Bid Request

	We propose to furnish all labor and materials to complete the following work.

Preparation:
1.  All surfaces to be painted will be cleaned as needed.
2. All seams around windows and other painted areas will be caulked as needed:
3.  All surfaces will be sanded and primed as needed.

Painting:
1. All siding walls will receive one full finish coat of Kelly Moore exterior flat Paint.
2. All metal handrails will receive on full finish coat of rust inhibative paint.
3. All window and door frames will receive one full finish coat of K.M. exterior semi gloss paint.
4.  All lattice work will receive one full finish coat of K.M.
exterior flat paint.
5. All Stringers will receive one full finish coat of rust inhibative paint.
6. All wood stairs will receive one full finish coat of K.M. exterior semi gloss paint.
7. All wood railings and top caps will receive one full finish coat of K.M. exterior semi gloss paint.
8. All metal gutters and metal trim to receive one full finish coat of exterior semi gloss
9. All doors to receive one full finish coat of K.M. exterior semi gloss paint.
10. All carports will receive one full finish coat of KM exterior flat paint.

Misc. Notes:
1.  All work to be done in a neat and professional manor.
2.  A schedule will be set in advance with the property.
3.  All trim paint will be "front face paint".
4. All landscaping in areas to be painted will be cleared by the property.
5.  Color to be the same color.
6.  A secure storage area will be provided by the property.


MAIN BID:      $55,000.00

Price good for 60 days from the date of the proposal.


Respectfully Submitted
By:___________________________________________
   					Michael Drouin

ADDENDUM C
Page I of 2



TIMBERLEAF JOB SITE RULES
This is to inform all workmen of the established job site rules on the Timberleaf
Apartments
Project:
I      Workers will use only designated bathrooms.

2.	Workers will not enter the Timberleaf Management Office or
linger near the entry, the pool or wander about on the site and during break periods will remain in designated break areas.

3.	Workers will not use any phones on the Timberleaf Apartments project unless designated for public use.

4.	Workers will work in peace and harmony with all other
trades.

5.	No unauthorized personnel will be allowed on the job site.

6.	Workers may not have radios, music, tape machines, CD
players, walk-man players, televisions or other non-essentials which may interfere with residents quite enjoyment.

7.	Workers may not have pets on the project, in their vehicles
on the construction yard area, or in the proximity of the project.

8.	Workers must wear short or long sleeve shirts and long pants at all times (no tank tops). Clothes must be in good repair without holes and tears and clean each morning. Clothing shall not contain language, images, pictures, symbols, etc. which is immoral or offensive in any manner to residents, Timberleaf Apartments Management or other workers. Uniforms are preferred.

9.	Work hours: 8:00 a,m. to 6:00 p.m.

10.	All workers must be off site by 6:00 p.m.

11.	Alcohol, illegal drugs and controlled substances of any kind are prohibited

12.	Professional conduct is required of all workers at all
times.

13.    Residents/guests privacy is to be respected at all times.


ADDENDUM C

Page 2 of 2

TIMBERLEAF JOB SITE RULES

14.	Parking only in designated areas determined by Management.

15.	Workers will use access as specified by Management.

Storage:

The location of storage will be determined by Management. All siding/trim materials, excess scaffolding, etc. will be stored in this location for the duration of the work on Timberleaf Apartments. Management and Owner accepts no responsibility for the safekeeping of any items used or stored on the premises.



Clean Up and Hold Harmless:

Contractor shall return storage to Management in a clean and orderly condition and shall remove all equipment, supplies and debris at the conclusion of work. Contractor shall hold Owner and Management harmless from any loss, damages, claims or suits arising out of Contractor's and Subcontractor's activities on the Property.


Job Site Meetings:

Contractor to apprise Property Manager of any incidents, change of schedule and progress reports on a daily basis.

General:

It is understood and agreed that Contractor shall strictly enforce rules and perform within requirements listed above.
Failure to comply with rules will constitute a failure to perform on this contract.

















	EXHIBIT (j)(2)

WORK ORDER AND CONTRACT

Maxim Property Management	Date: Sept 20, 1995

The undersigned "Contractor" agrees to perform the services specified below ("Work) on the property located at: Alderwood Apartments, 900 Pepper Tree Lane, Santa Clara, CA., 95051.Contractor shall perform the Work in accordance with the terms and conditions of this contract, including the General Provisions on the reverse side. This Contract is between Contractor and the legal owner of the Property ("Owner"). Maxim Property Management ("MPM") manages the Property. Owner has authorized MPM to sign this Contract on behalf of Owner and to act on behalf of Owner as its agent under this Contract. Contractor understands that MPM has no liability under this Contract.

Attached are the following initialed or signed addendum documents
(initial if appropriate, or write "None"):

(a) /I/ another form of contract; and/or (b) plans, drawings, or specifications regarding the Work.

Such documents are made a part of this Contract and shall modify or expand this Contract, but only with respect to the Description of Work. Such documents shall not modify or expand any of the terms and conditions set forth on the reverse side, and any provisions in such documents which conflict with the terms and conditions on the reverse side shall not be binding upon the parties.

Contractor shall commence the work by Oct. 2, 1995 ("Commencement
Date").

Contractor shall complete the work by Nov 31, 1995 ("Completion
Date")>

COMPLETION OF WORK. Time is of the essence in this Contract. Contractor shall complete all of the Work on or before the date agreed upon by the parties. If Contractor fails to complete all of the Work on or before such date and such failure is not caused by a natural disaster or similar event beyond the control of Contractor, then Contractor shall pay to Owner, upon demand, $0 per day up to and including the day on which Contractor completes all of the Work. Owner may offset such amount against any payment otherwise due Contractor. Contractor hereby acknowledges that such amount represents reasonable damages under the circumstances for failure to complete the Work on time.

DESCRIPTION OF WORK
Contractor shall supply all necessary material, labor, supervision and equipment for the completion of the exterior painting as detailed in the attached work specification from Apollo Painting.

PAYMENT SCHEDULE
Progress payments commensurate with the work progress net 30 days receipt of invoice and lean release.

In no event shall the total cost of the Work to Owner exceed
$81,900.00

CONTRACTOR: Apollo Painting

/S/ MIKE DROUIN

	(Signature)

By:  Michael Drouin
Title:  General manager
Contractor's License No.:  684-104
Federal I.D. No.:
Address:	2600 Campus Dr., suite 200
		San Mateo, CA.  94403
		(415)572-5343

OWNER:	Alderwood Apartments
		Prometheus Income Partners, a
		California limited partnership

By:	PROMETHEUS DEVELOPMENTS CO., INC., a California Corporation,
its general partner

By:
_
(Officer of Corporation, Project Manager or Agent)
Address:	2600 Campus Drive, Suite 200
		San Mateo, CA 94403
		(415) 570-7800

"Contractors are required by law to be licensed and regulated by the Contractor's State License Board. If this contract is to be performed in California, any questions concerning a contractor may be referred to the Registrar, Contractors' State License Board, 3132 Bradshaw Road, Sacramento, California. Mailing
Address:  P. O. Box 26000, Sacramento, California 95826."

	See Reverse Side for General Provisions

MPM 091 (12/93)

	GENERAL PROVISIONS


1. INCIDENTAL ITEMS. Contractor shall provide and pay for all materials, labor, utilities, tools and equipment necessary to do the Work. Contractor shall provide without extra charge all incidental items required as a part of the Work, even though not specified herein.

2. EXTRAS. Bills for extra work will be paid only if Owner has approved the extra work in writing in advance of the work being performed.

3. SUBCONTRACTS. Contractor shall not subcontract any portion of the Work without prior written permission from Owner.

4. TAXES. Contractor shall pay all sales, use and other taxes applicable to the performance of this Contract, and shall reimburse Owner if the latter shall pay any such taxes.

5. SUPPLIERS' WARRANTIES. Contractor shall cause suppliers to issue any warranties or guaranties directly to Owner, if possible. If any supplier refuses to issue warranties or guaranties directly to Owner, Contractor hereby assigns such warranties and guaranties to Owner, if they are assignable.

6.   LAWS AND PERMITS
 (a) Contractor represents and warrants that the Work and any goods furnished under this Contract shall comply with all applicable laws, regulations, ordinances and rules.

 (b) Contractor shall procure, at its expense, all necessary permits, certificates or licenses required by all applicable laws, regulations, ordinances, and rules. Contractor shall supply Owner with copies of such permits, certificates and licenses at Owner's request.

 (c) Contractor shall comply with all applicable laws, regulations, ordinances and rules relating to hazardous or toxic materials, including without limitation asbestos, PCB's and underground storage tanks. If Contractor discovers any such materials on the Property, Contractor shall promptly notify Owner and Maxim Property Management, its own employees, and shall take all appropriate safety precautions in performing the Work.

 (d) Contractor shall comply with all applicable safety laws, rules and regulations and all safety requirements of Owner and Maxim Property Management to prevent injuries or damage to persons or Property. Contractor shall specifically comply with the provisions of the Occupational Safety and Health Act (OSHA) of 1970, as currently amended, and hereafter from time to time amended, and the Consumers Product Safety Act of 1972, as amended now or in the future.

7.   INSURANCE
 (a) Contractor shall maintain, at its expense, commercial general liability insurance on an occurrence basis, including owner-contractor protective liability and automobile liability-physical damage insurance, or the equivalent, and Worker's Compensation insurance as required by law. The liability insurance shall have a combined single limit of at least $1,000,000.00 or the equivalent. Owner may require Contractor to obtain (at Owner's cost) builder's risk insurance, in the form commonly referred to as "all risk" including flood and earthquake.

 (b) Any subcontractor hired by Contractor shall maintain the same type of liability insurance as Contractor, with at least half the same limits as stated in 7(a) above, and Worker's
Compensation insurance as required by law. Promptly after hiring a subcontractor, Contractor shall furnish Owner with a certificate of the subcontractor's liability insurance.

 (c) Before Contractor starts the Work, Contractor shall provide to Owner: (i) endorsements to the liability policies of Contractor and subcontractors naming Owner and Maxim Property Management as additional insureds; (ii) endorsements to such policies by which the carriers agree to give Owner and Maxim Property thirty (30) day's prior written notice of cancellation or any change in such policies; and (iii) certificates of insurance or copies of such insurance policies.

8. CLEAN-UP. Contractor shall comply with Owner's reasonable requirements regarding daily clean-up. Upon completion of the Work, before leaving the Property, Contractor shall remove all surplus material, containers and rubbish from the Property and shall leave the Property clean and ready for occupancy. Contractor shall repair any damage to the Property caused by the Work.

9. INSPECTION, ACCEPTANCE, PAYMENT. Owner shall at all times have access to the Work. All materials and workmanship shall be subject to inspection and acceptance prior to payment. Payments may be withheld by Owner when he reasonably believes that:

(a) the materials or workmanship are defective; (b) any claim has been filed against Contractor, Owner or Maxim Property Management arising out of the Work; (c) Contractor has failed to make payments properly to subcontractors; or (d) Contractor has failed to meet a deadline on which payment is due. At Owner's sole and absolute discretion, Owner may withhold the last payment to Contractor until thirty-five (35) days after the lien free completion of the work herein.

10. LIABILITIES OF PARTIES. Except for liabilities caused by negligence of Owner or Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants, Contractor agrees to defend and indemnify Owner and Maxim Property Management, its affiliates, subsidiaries, agents, employees, and servants, against any claims damages, losses, expenses and attorneys' fees arising out of this Contract or the performance of the Work by Contractor or subcontractors, its affiliates, subsidiaries, agents, employees, and servants. Owner may, at its election, withhold any monies payable hereunder and apply the same to the payment of any charges or expenses arising under this paragraph.

11. ARBITRATION. At Owner's sole discretion, Owner may elect to have any claims or disputes arising out of this Contract decided by arbitration in accordance with the rules of the American Arbitration Association in effect at the time of the demand for arbitration. If Owner so elects, a demand for arbitration shall be filed with the American Arbitration Association and delivered to the other party in such dispute.
The decision in writing of the arbitrator appointed by such association shall be final and conclusive as to all parties to such dispute. Should any party fail to appear or participate in such arbitration proceedings, the arbitrator may decide on the evidence presented in such proceedings by the other party to such dispute.

12. ATTORNEYS' FEES. If any dispute, litigation or arbitration between the parties arises out of the Contract, the losing party in such dispute, litigation or arbitration shall pay to the prevailing party all costs of such dispute, including without limitation, costs of arbitration or attorneys' fees and expert witness fees.

13. MISCELLANEOUS. Contractor may not assign this Contract without the prior written consent of the Owner. This Contract may not be modified except by a writing signed by the parties. If any provision of the contract is unenforceable, this Contract shall be governed by the law of the state in which the Property is located. Owner's business and/or residence address shall be written on this Contract if required by applicable law.

14. MATERIALS AND WORKMANSHIP. All materials shall be as specified. All materials and workmanship shall be of good quality and shall be subject to approval or rejection for cause by Owner. If Contractor has good reason for objecting to the use of any material or method of construction, he shall bring such objection to the attention of Owner. Substitutions for specified equipment or materials must be approved by Owner in writing prior to ordering or installation thereof.

15. LIENS. Contractor is responsible for the payment of any person entitled to assert a lien arising out of the Work. Contractor shall keep the Property free from mechanic's liens and immediately secure the release of any stop notice filed. Contractor shall defend and indemnify Owner against claims and costs arising out of a mechanic's lien or stop notice. Owner has the right, but not the obligation, to withhold funds from Contractor's payment sufficient to discharge disputed sums or liens. Any lien shall be removed within 10 days at Contractor's sole cost and expense.

16. FINAL PAYMENT. Contractor shall promptly provide Owner with a list of all subcontractors, suppliers and all other persons that would be entitled to assert a lien arising out of the Work. Contractor shall update such list when necessary. Contractor shall certify such list and all amendments to be true and correct. Final payment shall not be due until Contractor delivers to Owner a lien release from Contractor and all persons on such list as amended, in accordance with statutory requirements.

17. GUARANTY. Final payment shall not relieve the contractor of any responsibility for faulty materials or workmanship. Contractor guarantees to repair or pay for any defects in materials workmanship which shall appear within a period of one year from the date of completion of the Work or any longer period as provided by statute or agreement of the parties. Owner shall give notice of observed defects with reasonable promptness.

18. RISK OF LOSS. Risk of loss of any goods or materials incorporated in the Work shall not pass from Contractor to Owner until final completion and acceptance of the Work by Owner.

19. BOND. Unless this requirement is waived by Owner, Contractor shall furnish Owner a performance bond and recordable payment bond satisfactory to Owner in the amount of this contract for protection against loss or damage arising out of the Contract, including without limitation, mechanic's liens. The sureties shall waive any rights to approve change orders or modifications of this contract.

INITIALS



ADDENDUM A

Work Specifications and Conditions for Apollo Paint Company
Exterior Painting Project ALDERWOOD APARTMENTS.


PART 1 - GENERAL

1.1	DESCRIPTION

A.	Work Included:

	1.	Contractor shall supply all necessary material, labor,
supervision and equipment necessary for the repainting of the exterior of twenty buildings at the project in accordance with the paint and surface material manufacturers suggestions and recommendations for the preparation and preservation of surfaces to be painted.

B.	Exclusions:

        1. Contractor is not responsible for the trimming of plant material where such material interferes with the access to the exterior surface of the building.
        2. Contractor is not responsible to paint exterior surfaces within the garage area nor those surfaces on the exterior which are not painted.
        3. Contractor is not responsible for security necessitated by painting of this project

1.2	QUALITY ASSURANCE

A.	Contractor shall use an adequate number of skilled workmen
who are thoroughly trained and experienced in the necessary
crafts and who are completely familiar with the specified requirements and methods needed for the proper performance of the work in this section.
B.	Contractor shall comply with all manufacturers
recommendations in the handling and application of materials and shall perform all work in keeping with good work practices as defined by industry standards and local codes.

C.	Contractor shall provide the Owner access for inspection by
Owners representative as requested in order to facilitate progress payments.

D.	Contractor shall enlist the support of the material
manufacturers local representative who is required to approve the application.

E.	Contractor shall be responsible to solicit the opinions of
the siding manufacturer with regard to recaulking of material joints as required under the siding manufacturers warranty.

1.3	SUBMITTALS

A.	Contractor shall submit for Owners approval samples and
technical data sheets for caulking and sealing material for use on the project.

1.4	PRODUCT HANDLING & STORAGE

A.	Storage:

	1.	Material for the project shall be stored in areas
designated by thebuilding manager.

B.	Handling:

	1.	Material shall be handled in accordance with the
manufacturers recommendations, including thinning, mixing and application.

PART 2 - PRODUCTS

2.1	EXTERIOR PAINT

A.	Kelly Moore:  1240 Flat Latex solid finish for exterior
siding.

B.	Kelly Moore: 1700 Rust Inhibitive Enamel for all metal
railings and stair stringers.

C. 	Kelly Moore: 1250 Semi-Gloss Acrylic to all exterior doors.

2.2	APPLICATORS, TOOLS & EQUIPMENT

A. 	All tools and equipment used in the application of the
materials under this contract shall be of high quality and suitable for the application.

PART 3 - EXECUTION

3.1	SURFACE CONDITIONS

A.	Contractor shall prepare all surfaces to be painted or
sealed in accordance with the manufacturers recommendations and good work practices. All surfaces to receive material shall be clean, dry and free of dirt and other foreign material which would inhibit the adhesion of the material to be applied.

B.	Soiled surfaces are to be powerwashed clean.  Prime with
either Kelly Moore 250 exterior primer or 240 Kel-Bond primer and surface conditioner as necessary.

C.	Chalky powdery pealing, cracked or otherwise unsound
existing paint or coatings must be removed by a sand or water
blast or other appropriate	methods to a sound surface.  Prime the
spot prime all bare areas with Kelly Moore 250 exterior primer.

D.	Miscellaneous repairs:  Fill holes and voids with suitable
patching materials for the applicable substrate. All patched areas should be cured and coated with Kel Seal.1108 Elast-o-
Meric.

E.	Caulking requirements:  Corner, vertical & horizontal joints between trim and siding; siding and siding shall be caulked in accordance with the siding manufacturers recommendation.

F.	Contractor shall check doors, windows, expansion joints,
flashings and cappings around pipes, conduit, scuppers and caulk as required.


3.2	APPLICATION

A.	Material shall be thinned at a rate not to exceed that
recommended by the manufacturer or 1 pint per gallon which ever is greater.

B.	Paint materials shall be applied at a temperature range in
accordance with the manufacturers recommendation and/or 55
degrees Fahrenheit to 110	degrees Fahrenheit if no such
guidelines exist.

C.	All surfaces shall receive a full Finnish coat of paint not
less than 1.7 mils dried thickness.

3.3	PROTECTION OF SURFACES NOT PAINTED

A.	Contractor shall be responsible for the protection of
surfaces not painted (and not to be painted) and shall supply an adequate number of tarps, covers or other maskings to protect landscape and personal property throughout the course of the work.

PART 4 - WORK CONDITIONS

4.1	WORK HOURS

A.	Contractor shall perform work under this contract between
the hours of 8 AM and 6 PM Monday through Friday (normal work hours). Deviations from these hours shall be acceptable only if agreed to in writing.

4.2	SCHEDULING

A. 	Contractor shall be responsible to coordinate his work with
that of the on-site property staff who are responsible for the notification of all residents and will work together to coordinate access to areas to be painted. Contractor shall post with the on-site staff his intended schedule one week in advance so that proper notices can go out.

4.3	SECURITY

A.	Owner recognizes that in the course of painting the exterior of the building, it is sometimes necessary to leave doors ajar to allow the paint to cure. Where it is necessary to accomplish this, the Owner shall be responsible to provide necessary security so as to indemnify the contractor of this responsibility.


PART 5 - REMEDIAL WORK

5.1	MISC.

A.	Contractor agrees to replace damage to other work or
building contents caused by their negligence within seven days of the occurrence of such damage upon written notice.

PART 6 - WARRANTY UPON COMPLETION

6.1	WARRANTY

A.	Contractor shall supply upon completion a written warranty
covering material and labor for a period of one year from completion.

PART 7 - PAYMENT

7.1	PROGRESS PAYMENT

A.	Four progress payments equal to the amount of work completed less 10% retention shall be made net 20 days receipt of invoice and notarized lean release. Final payment shall be made net 35 days receipt of invoice plus release following the completion of the work.


Proposal



To:  Alderwood Apartments

From:  Apollo  Painting

Date:  4-11-95

Re:  Bid Request

	We propose to furnish all labor and materials to complete the following work.

Preparation:
1.  All surfaces to be painted will be cleaned as needed.
2. All seams around windows and other painted areas will be caulked as needed:
3.  All surfaces will be sanded and primed as needed.

Painting:
1. All siding walls will receive one full finish coat of Kelly Moore exterior flat Paint.
2. All metal handrails will receive on full finish coat of rust inhibative paint.
3. All window and door frames will receive one full finish coat of K.M. exterior semi gloss paint.
4.  All lattice work will receive one full finish coat of K.M.
exterior flat paint.
5. All Stringers will receive one full finish coat of rust inhibative paint.
6. All wood stairs will receive one full finish coat of K.M. exterior semi gloss paint.
7. All wood railings and top caps will receive one full finish coat of K.M. exterior semi gloss paint.
8. All metal gutters and metal trim to receive one full finish coat of rust inhibative paint.
9. All Doors will receive on full finish coat of K.M. exterior semi gloss paint.

Misc. Notes:
1.  All work to be done in a neat and professional manor.
2.  A schedule will be set in advance with the property.
3.  All trim paint will be "front face paint".
4. All landscaping in areas to be painted will be cleared by the property.
5.  Color to be the same color.
6.  A secure storage area will be provided by the property.


MAIN BID:      $81,900.00

Price good for 60 days from the date of the proposal.


Respectfully Submitted
By:___________________________________________
   					Michael Drouin